As filed with the Securities and Exchange Commission on January 19, 2007

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

CARDIOMEMS, INC.

(Exact name of registrant as specified in its charter)

Delaware	3841	58-2621266
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

75 Fifth Street, N.W., Suite 440

Atlanta, GA 30308

(404) 920-6700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jay S. Yadav, M.D.

Chairman of the Board and Chief Executive Officer

75 Fifth Street, N.W., Suite 440

Atlanta, GA 30308

(404) 920-6700

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Frank F. Rahmani, Esq. John T. McKenna, Esq. Cooley Godward Kronish LLP Five Palo Alto Square 3000 El Camino Real Palo Alto, CA 94306-2155 (650) 843-5000	Charles K. Ruck, Esq. B. Shayne Kennedy, Esq. Latham & Watkins LLP 650 Town Center Drive, 20th Floor Costa Mesa, CA 92626-1925 (714) 540-1235

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)	Amount of registration fee
Common Stock, $0.0001 par value per share	$86,250,000	$9,229

(1)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended. Includes shares which may be purchased by the underwriters to cover over-allotments, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 19, 2007

Prospectus

                     Shares

Common Stock

CardioMEMS, Inc. is offering              shares of common stock. This is our initial public offering, and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $         and $         per share. After the offering, the market price for our shares may be outside this range.

We have applied to list our common stock on the NASDAQ Global Market under the symbol “SENS.”

Investing in our common stock involves a high degree of risk. See “ Risk Factors” beginning on page 8.

	Per Share	Total
Offering Price	$	$
Discounts and commissions to underwriters	$	$
Offering proceeds to CardioMEMS, before expenses	$	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

We have granted the underwriters the right to purchase up to              additional shares of common stock to cover any over-allotments. The underwriters can exercise this right at any time within 30 days after the offering. The underwriters expect to deliver the shares on or about                 , 2007.

Banc of America Securities LLC

CIBC World Markets

Jefferies & Company	Pacific Growth Equities, LLC

                , 2007

You should rely only on the information contained in this prospectus and any free-writing prospectus that we authorize to be distributed to you. We have not, and the underwriters have not, authorized anyone to provide you with information different from or in addition to that contained in this prospectus or any related free-writing prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are offering to sell, and are seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock. Our business, financial conditions, results of operations and prospects may have changed since that date.

We have a registered trademark in the United States and the United Kingdom in “CardioMEMS” and have applied for additional trademark registrations of, or claim trademark rights in, such name in the United States and in several international jurisdictions. We have also applied for trademark registrations of, or claim trademark rights in, “EndoSure” as well as the CardioMEMS logo. All other trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners.

i

SUMMARY

The following summary is qualified in its entirety by, and should be read together with, the more detailed information and financial statements and related notes thereto appearing elsewhere in this prospectus. Before you decide to invest in our common stock, you should read the entire prospectus carefully, including the “Risk Factors” section and the financial statements and related notes included in this prospectus.

Our Business

Overview

We are a medical device company that has developed and is commercializing a proprietary wireless sensing and communication technology for the human body. Our technology platform is designed to improve the management of severe chronic cardiovascular diseases such as heart failure, aneurysms and hypertension. Our miniature wireless sensors can be implanted using minimally invasive techniques and transmit cardiac output, blood pressure and heart rate data that are critical to the management of patients. Due to their small size, durability, and lack of wires and batteries, our sensors are designed to be permanently implanted into the cardiovascular system. Using radiofrequency, or RF, energy, our sensors transmit real-time data to our external electronics modules, which then communicate this information to the patient’s physician. We believe frequent, on-demand, real-time monitoring of vital information enables proactive patient management, which holds the promise of reducing hospitalizations, improving a patient’s quality of life and delivering more efficient and cost effective health care.

Our first commercial device, the EndoSure Wireless AAA Pressure Measurement System, or EndoSure system, is comprised of an implanted sensor and an external electronics module. The EndoSure Wireless AAA Pressure Sensor, or EndoSure sensor, is inserted during the minimally invasive cardiovascular repair of abdominal aortic aneurysms, or AAA, via a catheter into a patient’s aneurysm sac and measures and communicates pressure information to an external electronics module from inside the sac. Since a goal of the endovascular AAA repair procedure is to eliminate or minimize pressure on the walls of the sac, our EndoSure sensor is a valuable tool in helping a physician to determine during the procedure if the AAA has been adequately repaired. The EndoSure system was cleared by the U.S. Food and Drug Administration, or FDA, in October 2005, for measuring intrasac pressure during endovascular AAA repair and is used alongside traditional angiography. Our FDA clearance does not allow us to promote the EndoSure system as a replacement for traditional angiography or for measuring pressure after the procedure. We plan on conducting clinical trials to seek FDA clearance for measuring pressure after the procedure. Our EndoSure sensor has been placed in more than 1,000 patients since receiving FDA clearance.

We have a pipeline of cardiovascular products that leverage our core wireless sensing technology. We are adapting our EndoSure system for use in patients with heart failure and in patients with hypertension. Our heart failure and hypertension sensors are further miniaturized versions of our EndoSure sensor that use the same materials, manufacturing methods and operational concepts as our EndoSure sensor.

•	Heart Failure. We have developed a sensor that we believe can help heart failure patients avoid hospitalizations by providing early detection of a worsening in their condition by measuring pressure inside the heart. We initiated our heart failure feasibility studies in South America in February 2006, in Europe in October 2006 and in the United States in December 2006. These feasibility studies are designed to preliminarily assess the sensor’s safety and ability to help heart failure patients avoid hospitalizations by detecting an increase in pressure inside the heart, an early warning sign of a worsening of their condition. As of December 31, 2006, we have implanted sensors in 23 patients as part of these feasibility studies. We expect our pivotal U.S. heart failure trial to start in 2007 and we expect to file an application for pre-market approval, or PMA, with the FDA for our heart failure system in 2008.

•	Hypertension. We are developing a hypertension sensor that we expect will be able to provide frequent long-term monitoring of a patient’s blood pressure. Our hypertension sensor has been implanted successfully in animals. We plan to initiate human implants of our hypertension sensor as part of feasibility studies in 2007. Initially, we plan to target severely hypertensive patients and then expand our indications to the broader hypertensive population.

Market Opportunity

Cardiovascular disease is the leading cause of death in the United States. It encompasses a wide range of conditions and pathologies including aneurysms, heart failure, hypertension, strokes and heart attacks. Recent advances in drug and device technologies have significantly reduced mortality rates from cardiovascular diseases, and, therefore, cardiovascular patients are now living longer. As a result, there is a significant unmet need for ongoing patient management of chronic cardiovascular disease.

Aortic Aneurysms. Aortic aneurysms affect approximately 2.7 million Americans and are the 13th leading cause of death in the United States. We believe aneurysm procedures are steadily increasing due to recently approved Medicare reimbursement for screening, greater patient awareness and the adoption of less invasive repair techniques. Increased pressure inside the aortic aneurysm is the primary cause of aneurysm enlargement and rupture.

Heart Failure. Heart failure afflicts more than five million Americans, is the leading cause of hospitalizations with over one million hospitalizations per year and kills over 200,000 people each year. The estimated direct and indirect cost of heart failure in the United States for 2006 was approximately $30 billion. In Europe, heart failure afflicts more than 14 million people with over 3.6 million hospitalizations per year. By 2020, the number of people with heart failure in Europe is projected to increase to 30 million with nine million deaths attributed to the disease. Careful regulation of pressure inside the heart is important in keeping heart failure patients out of the hospital.

Hypertension. Hypertension is one of most common diseases in the world and affects 65 million people in the United States alone. The estimated direct and indirect cost of hypertension in the United States for 2006 was approximately $64 billion. Worldwide, the hypertensive population is estimated at one billion with as many as seven million deaths per year attributable to the disease. The prevalence of hypertension is increasing due to an aging population, increases in obesity, sedentary behavior and dietary factors. Careful management of blood pressure can reduce the development of more serious conditions including heart disease, stroke and kidney failure. Frequent blood pressure monitoring allows physicians to optimize the impact of anti-hypertensive drugs.

Pressure: Critical Variable in Cardiovascular Disease

The cardiovascular system is a pressurized network of blood vessels powered by the heart, akin to a network of pipes powered by a pump. Measuring pressure inside the heart and blood vessels is crucial to the management of patients with heart failure, aneurysms and hypertension. Pressure levels that are either too high or too low can result in serious complications such as aneurysm rupture, stroke or kidney failure. As a result, regular measurement of pressure is a critical tool for predicting a patient’s condition and managing therapy. However, the current techniques for measuring pressure in the heart and blood vessels can be invasive, in-hospital procedures with potentially serious complications.

Limitations of Current Pressure Measurement Technologies

While there are several methods currently used to measure pressure in the heart and blood vessels, these methods have significant limitations, including:

•	Multiple Procedures. Monitoring using current pressure measurement methods for aortic aneurysms and heart failure require a procedure to be performed for each set of measurements, resulting in multiple procedures over the life of the patient. These procedures involve some level of invasiveness and are often accompanied by significant risk and adverse events.

•	Short-Term Solutions. Current pressure measurement technologies are short-term in nature and fail to provide physicians long-term management tools, such as frequent pressure measurement, for effective patient management.

•	Adverse Events. Surveillance and monitoring of aortic aneurysm repair patients generally involves the use of medical imaging technology, such as computed tomography, or CT scans, which are associated with radiation and intravenous contrast toxicity, which can lead to kidney damage. Heart failure pressure measurement procedures are associated with life-threatening complications, such as development of an irregular heartbeat, rupture of the pulmonary artery, development of blood clots, collapsed lungs, infection and internal bleeding.

•	Inadequate Data. Current non-invasive pressure measurement technologies for aortic aneurysms and hypertension lack the ability to provide physicians and patients with consistently accurate and timely data.

•	Inconvenience. Heart failure pressure measurement generally involves a catheter remaining in place for several days and the heart failure patient is required to be in the intensive care unit, or ICU, for pressure monitoring. A CT scan typically requires a half a day to a full day of an aortic aneurysm patient’s time and is, therefore, inefficient for both the patient and the physician.

•	Patient Discomfort. The invasive nature of heart failure and aortic aneurysm pressure measurement methods result in significant patient discomfort and anxiety. Frequent blood pressure cuff inflations that occur during ambulatory blood pressure measurement are uncomfortable for the hypertensive patient and can interfere with the patient’s sleep.

Our Solution

We believe that our wireless sensing and communication technology overcomes many of the limitations of existing pressure measurement technologies in the following ways:

•	Single Minimally Invasive Procedure. We have designed our miniature wireless sensors to be implanted inside the body using a single minimally invasive procedure. Once implanted, our wireless sensors are designed to take pressure measurements non-invasively over the life of the patient.

•	Long-Term Solution. Our sensors are composed of materials selected for their durability, robustness, bio-compatibility, and insensitivity to changes in body chemistry or biology. In addition, our sensors are powered by RF energy transmitted from our external electronics modules and possess no battery or internal power source of their own. As a result, we believe our sensors can last for, and transmit data over, the lifetime of the patient without requiring repeat procedures.

•	No Observed Adverse Events. We have not received any reports of adverse events after implantation attributed to our commercialized EndoSure system to date nor have we observed any adverse events in our aortic aneurysm or heart failure clinical trials attributed to our sensors.

•	Real-Time Data. Our technology is designed to enable frequent, on-demand, real-time monitoring of vital information, enabling proactive patient management.

•	Convenience and Ease of Use. Our sensors have been carefully designed to be implantable in a variety of settings outside of the operating room, including the cardiac catheterization lab as well as the ICU. Our sensors are designed to be implanted and monitored by a wide variety of physicians including cardiologists, radiologists, electrophysiologists, surgeons, anesthesiologists and intensivists.

•	Patient Comfort. Once implanted, our sensors are designed to remain at the implant site for the patient’s life and to eliminate the need for additional procedures required to monitor pressure. Communication with our external electronics modules does not require wires and can be performed with the patient lying down, sitting or standing.

Our Strategy

Our goal is to be the leading provider of wireless sensing and communication technology for the improved management of severe chronic cardiovascular diseases such as aneurysms, heart failure and hypertension. To achieve this goal, we are pursuing the following strategies:

•	Leverage our EndoSure system to pursue the regulatory approval and commercialization of our heart failure and hypertension sensors;

•	Accelerate the market adoption of our EndoSure system;

•	Continue to strengthen our direct sales and marketing infrastructure and customer service capabilities;

•	Continue ongoing research and development investment to improve and broaden our product portfolio; and

•	Leverage our technology platform and IP position into other medical and industrial applications through selective partnering and licensing arrangements.

In November 2005, we entered into a license and development agreement with Medtronic, Inc., or Medtronic, as well as a related supply agreement, to adapt our sensor technology for use as a wired pressure sensor system capable of working with Medtronic’s implantable devices to address impaired cardiac function, hypertension, or both. Medtronic is funding our efforts under this joint development program through a series of milestone payments totaling $3 million. We are also entitled to receive royalties on sales of Medtronic devices incorporating our technology, subject to the terms of the license agreement including a cumulative royalty cap of $25 million. Upon reaching this royalty cap, the license becomes non-exclusive.

Risks Associated with Our Business

Our business is subject to numerous risks, as discussed more fully in the section entitled “Risk Factors” immediately following this prospectus summary. We have a limited operating history, which limits our ability to accurately predict our future performance. From our inception through September 30, 2006, we recognized total revenue of $2.5 million. As of September 30, 2006, we had an accumulated deficit of $55.4 million and we may never achieve profitability. Compared to some potential competitors, we have less brand recognition, as well as less experience and resources in manufacturing, sales and marketing, and research and development. Our success depends on the growth in demand and continued adoption of our EndoSure system, and the continued design, development, regulatory approval and commercialization of our future products, including our heart failure and hypertension sensors.

Corporate Information

We were incorporated in Delaware in November 2000. The address of our principal executive office is 75 Fifth Street, N.W., Suite 440, Atlanta, GA 30308, and our telephone number is (404) 920-6700. Our website address is www.cardiomems.com. We do not incorporate the information on our website into this prospectus, and you should not consider it part of this prospectus. As used in this prospectus, references to “CardioMEMS,” “our,” “us” and “we” refer to CardioMEMS, Inc. unless the context requires otherwise.

Market Data

This prospectus contains market data and industry forecasts that were obtained from industry publications. We have not independently verified any of this information.

SUMMARY OF THE OFFERING

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares

Use of proceeds	To support research and product development activities; to support sales and marketing activities; and to fund working capital and other general corporate purposes.

Proposed NASDAQ Global Market symbol	SENS

The number of shares of common stock that will be outstanding immediately after this offering is based on 47,599,959 shares of common stock outstanding as of September 30, 2006 and excludes:

•	3,526,434 shares of common stock issuable upon the exercise of outstanding options with a weighted average exercise price of $0.19 per share;

•	17,578 shares of common stock issuable upon the exercise of an outstanding warrant, with an exercise price of $0.96 per share;

•	3,235,677 shares of common stock reserved for future issuance under our 2001 Equity Incentive Plan;

•	3,400,000 shares of common stock reserved for future issuance under our 2006 Equity Incentive Plan and 2006 Employee Stock Purchase Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under these benefit plans; and

•	the issuance of 2,458,354 shares of Series D preferred stock in October 2006 at $2.07 per share.

Except as otherwise indicated, all information in this prospectus assumes:

•	a -for- reverse stock split of our common stock and preferred stock to be effected prior to the effectiveness of this offering;

•	the conversion of all our outstanding shares of preferred stock into 37,987,745 shares of common stock upon the closing of this offering;

•	the filing of our amended and restated certificate of incorporation, which will occur immediately prior to the closing of this offering; and

•	no exercise of the underwriters’ option to purchase additional shares of common stock to cover any over-allotments.

SUMMARY FINANCIAL DATA

The following table summarizes our financial data. We have derived the following summary of our statements of operations data for the years ended December 31, 2003, 2004 and 2005 from our audited financial statements appearing elsewhere in this prospectus. Statements of operations data for the nine months ended September 30, 2005 and 2006, and the balance sheet data as of September 30, 2006, have been derived from our unaudited financial statements appearing elsewhere in this prospectus. Our historic results are not necessarily indicative of the results that may be expected in the future. The summary of our financial data set forth below should be read together with our financial statements and the related notes to those statements, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” appearing elsewhere in this prospectus.

	Years Ended December 31,			Nine Months Ended September 30,
	2003	2004	2005	2005	2006
	($ in thousands, except per share data)
Statements of Operations Data:
Revenue	$—	$—	$95	$—	$2,403
Cost of revenue	—	—	54	—	1,248

Gross profit	—	—	41	—	1,155

Operating expenses:
Research and development	1,601	3,716	4,752	3,423	5,562
Selling, general and administrative	1,645	1,486	4,198	2,159	9,083

Total operating expenses	3,246	5,202	8,950	5,582	14,645

Operating loss	(3,246)	(5,202)	(8,909)	(5,582)	(13,490)
Interest and other income (expense), net	(60)	84	62	26	148

Net loss	(3,306)	(5,118)	(8,847)	(5,556)	(13,342)
Accretion of redeemable convertible preferred stock	(280)	(3,224)	(4,437)	(2,170)	(15,211)

Net loss attributable to common stockholders	$(3,586)	$(8,342)	$(13,284)	$(7,726)	$(28,553)

Net loss per share:
Basic and diluted(1)	$(0.38)	$(0.89)	$(1.42)	$(0.82)	$(3.03)

Weighted average number of shares used in computation	9,359,325	9,359,325	9,370,346	9,366,477	9,439,416

Pro forma net loss per share (unaudited):
Basic and diluted(1)			$(0.23)		$(0.28)

Weighted-average number of shares used in pro forma per share calculations (unaudited)			38,911,768		47,427,161

	As of September 30, 2006
	Actual	As Adjusted(2)
		(unaudited)
	($ in thousands)
Balance Sheet Data:
Cash and cash equivalents	$15,737
Working capital	16,216
Total assets	19,539
Long-term debt, net of current portion	32
Redeemable convertible preferred stock	72,476
Total stockholders’ equity (deficit)	(55,398)

(1)	Please see Note 3 to the notes to our audited financial statements for an explanation of the method used to calculate basic and diluted net loss per common share and pro forma basic and diluted net loss per common share.

(2)	On an as adjusted basis to give effect to the automatic conversion of all outstanding shares of redeemable convertible preferred stock into common stock upon the closing of this offering, and to reflect the sale of shares of our common stock in this offering at an assumed initial public offering price of $ per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share, the mid-point of the range reflected on the cover page on this prospectus, would increase (decrease) each of cash, cash equivalents and short-term investments, working capital, total assets and total stockholders’ equity by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase of 1.0 million shares in the number of shares offered by us, together with a concomitant $1.00 increase in the assumed initial public offering price of $ per share, would increase each of cash, cash equivalents and short-term investments, working capital, total assets and total stockholders’ equity by approximately $ million. Similarly, each decrease of 1.0 million shares in the number of shares offered by us, together with a concomitant $1.00 decrease in the assumed initial public offering price of $ per share, would decrease each of cash, cash equivalents and short-term investments, working capital, total assets and total stockholders’ equity by approximately $ million. The pro forma information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following risks, as well as all of the other information contained in this prospectus, before investing in our common stock. If any of the following possible events actually occur, our business, business prospects, cash flow, results of operations or financial condition could be harmed. In this case, the trading price of our common stock could decline, and you might lose all or part of your investment in our common stock. In assessing these risks, you should also refer to the other information contained in this prospectus, including our financial statements and related notes. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our operations.

Risks Related to Our Business

We have a limited history of operations and a history of net losses, and we may not be able to achieve profitability even if we are able to generate significant revenue.

We were incorporated in November 2000 and have a limited operating history upon which you can evaluate our business. We commercialized our first product, the EndoSure Wireless AAA Pressure Sensor Monitoring System, or EndoSure system, in 2005. We incurred net losses in each year since our inception, including net losses of $3.3 million in 2003, $5.1 million in 2004, $8.8 million in 2005 and $13.3 million in the nine months ended September 30, 2006. As of September 30, 2006, we had an accumulated deficit of approximately $55.4 million. We have financed our operations primarily through private placements of our equity securities and have devoted substantially all of our resources to research and development of our proprietary wireless sensing and communication technology and the commercialization of our initial product, the EndoSure system. We expect our operating expenses to continue to increase as we expand our direct sales force and manufacturing capabilities to meet anticipated increased demand for our EndoSure system. We also expect research and development expenses to increase in connection with our clinical trials and other development activities related to our products under development, including our heart failure and hypertension sensors. If we receive approval from the U.S. Food and Drug Administration, or the FDA, to market our heart failure and hypertension sensors, we expect to incur significant additional sales and marketing expenses and manufacturing expenses as we commence the commercial launch of those products. Additionally, if we complete this initial public offering, we expect that our general and administrative expenses will increase due to additional operational and regulatory burdens associated with being a public company. As a result, we expect to continue to incur significant operating losses for the foreseeable future, and we cannot assure you that we will be able to achieve or sustain profitability even if we are able to generate significant revenue.

We currently rely on a single product, our EndoSure system, for all of our revenue. If we are unable to obtain regulatory approval for our heart failure and hypertension sensors or other products under development, our ability to generate significant revenue will be limited, our business will be harmed and we may never become profitable.

All of our current revenue comes from sales of our sole product offering, our EndoSure system. We have leveraged the technology in our EndoSure system to develop other products, including wireless sensors that are designed to enable the treatment of heart failure patients and hypertensive patients. We anticipate that our ability to generate significant revenue will depend on the successful development, regulatory approval and commercialization of our heart failure and hypertension sensors. We do not have the necessary regulatory approval to market our heart failure or hypertension sensors or any of our other products in development in the United States or any foreign market. The regulatory approval processes for our heart failure and hypertension sensors involve, among other things, successfully completing clinical trials and obtaining premarket approvals, or PMAs, from the FDA. The PMA process requires us to demonstrate the safety and efficacy of our heart failure and hypertension sensors to the FDA’s satisfaction. This process can be expensive and uncertain, requires detailed and comprehensive scientific and human clinical data, generally takes one to three years after a PMA application is filed and may never result in the FDA granting a PMA. The FDA can delay, limit or deny approval of our PMA applications for many reasons, including:

•	we may not be able to provide reasonable assurance that our heart failure and hypertension sensors are safe and effective to the FDA’s satisfaction;

•	the data from our pre-clinical studies and clinical trials may be insufficient to support approval;

•	the manufacturing process or facilities that we use may not meet applicable requirements; and

•	changes in FDA approval policies or adoption of new regulations may require additional data.

In addition, even if we receive FDA approval of our heart failure or hypertension sensors, the FDA may not approve our sensors for the indications that are necessary or desirable for commercialization of our heart failure or hypertension systems. We may not obtain regulatory approval to market our heart failure and hypertension sensors in the United States or anywhere else. Any delay in, or failure to receive or maintain, approval of our heart failure or hypertension sensors could prevent us from generating significant revenue or achieving profitability.

Our EndoSure system and, if approved, our heart failure and hypertension sensors, may never achieve market acceptance.

Our EndoSure system and, if they receive regulatory approval, our heart failure and hypertension sensors or any other wireless sensor that we may develop, may not gain market acceptance among physicians, patients, healthcare payors and the medical community. The degree of market acceptance of any of our wireless sensors will depend on a number of factors, including:

•	the perceived effectiveness and reliability of our wireless sensors;

•	the prevalence and severity of any adverse events;

•	the results of any long-term clinical studies relating to our EndoSure system or heart failure or hypertension sensors and other products under development;

•	the availability and perceived advantages and disadvantages of alternative technologies;

•	the strength of our marketing and distribution infrastructure;

•	the level of education and awareness among physicians and hospitals concerning our EndoSure system or heart failure or hypertension sensors and other products under development; and

•	the availability of sufficient third party coverage or reimbursement for our EndoSure system or heart failure or hypertension sensors and other products under development.

Currently there is only limited clinical data on our products with which to assess their safety and efficacy in any procedure, including the treatment of patients with aortic abdominal aneurysms, or AAA, or with heart failure or hypertension. If longer-term or more extensive clinical studies performed by us or others indicate that procedures using our products are not safe and effective, physicians may choose not to use our products. Furthermore, unsatisfactory outcomes or patient injury could cause negative publicity for our products. Physicians may be slow to adopt our products if they perceive liability risks arising from the use of these new products. It is also possible that as our products become more widely used, latent defects could be identified, creating negative publicity and liability problems for us, thereby adversely affecting demand for our products. If our EndoSure system and our heart failure and hypertension sensors, to the extent they receive regulatory approval, do not achieve an adequate level of acceptance by physicians, we may not generate sufficient revenue and may never become profitable.

The medical device industry is highly competitive, and if our competitors are able to develop and market products that are safer and more effective than any products that we may develop, our commercial opportunity will be reduced or eliminated.

The medical device industry is highly competitive and subject to rapid and profound technological change. We face potential competition from established medical device companies, academic institutions, government agencies and private and public research institutions in the United States and abroad. Most of our principal competitors have significantly greater financial resources and expertise in research and development, manufacturing, pre-clinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. For example, Medtronic, Inc., or Medtronic, a company with significantly greater financial and marketing resources than we possess, is developing a competing wired sensor monitoring system for patients with heart failure named Chronicle, which is further ahead in the FDA regulatory clearance process than our competing heart failure sensor. Other companies such as St. Jude Medical, Inc., Proteus Biomedical, Inc. and Remon Medical Technologies, Inc., or Remon Medical, are also developing new approaches and products for the heart failure patient monitoring market. Our heart failure sensor will also face competition from existing products and monitoring techniques, including the Swan-Ganz catheter. We are aware that Remon Medical is also developing a wireless sensing technology for use in AAA patients that, if commercialized, will compete with our EndoSure system. In addition, we expect to face significant competition for our hypertension sensor from well-established alternative products and techniques, including relatively inexpensive blood pressure monitoring systems developed by companies such as Roche Diagnostics, a division of F. Hoffmann-La Roche Ltd., and LifeScan, Inc., a division of Johnson & Johnson, and various other manufacturers worldwide. If we are unable to compete successfully with these companies on the basis of cost or effectiveness, our revenue will suffer. Our competitors may:

•	develop and patent processes or products earlier than us;

•	obtain regulatory approvals for competing products more rapidly than us; and

•	develop more effective or less expensive products or technologies that render our technology or products obsolete or non-competitive.

The industry in which we operate has undergone, and is expected to continue to undergo, rapid and significant technological change, and we expect competition to intensify as technical advances are made. Our competitors may develop and commercialize sensor monitoring systems that are safer or more effective, have fewer side effects or are less expensive than any products that we develop. We also compete with our competitors in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies and technology licenses complementary to our programs or advantageous to our business. Because our products often have long development and regulatory approval cycles, we must anticipate changes in the marketplace and the direction of technological innovation and customer demands.

If we fail to obtain and maintain necessary FDA clearances or approvals for our products and indications or if clearances or approvals for future products and indications are delayed or not issued, our business will be harmed.

Our products are classified as medical devices and are subject to extensive regulation in the United States by the FDA and other federal, state and local authorities. These regulations relate to the design, development, testing, manufacturing, labeling, sale, promotion, distribution, importing and exporting and shipping of our products. In the United States, before we can market a new medical device, or a new use of, or claim for, or significant modification to, an existing product, we must first receive either 510(k) clearance or approval of a PMA application from the FDA, unless an exemption applies. In the 510(k) clearance process, the FDA must determine that the proposed device is “substantially equivalent” to a device legally on the market, known as a “predicate” device, with respect to intended use, technology and safety and effectiveness, in order to clear the proposed device for marketing. Clinical data is sometimes required to support substantial equivalence. The PMA pathway requires an applicant to demonstrate the safety and effectiveness of the device based, in part, on data obtained in clinical trials. Both of these processes can be expensive and lengthy and entail significant user fees, unless exempt. The FDA’s 510(k) clearance process usually takes from three to 12 months, but it can last longer. The PMA pathway is much more costly and uncertain than the 510(k) clearance process. It generally takes from one to three years, or even longer, from the time the PMA application is submitted to the FDA until an approval is obtained.

Our products when indicated for heart failure and hypertension will be required to obtain a PMA. We cannot assure that such approvals will be obtained in a timely fashion or at all. We will request a humanitarian use designation, or HUD, for our heart failure sensor when indicated for pulmonary hypertension, which if granted would allow us to seek approval of a humanitarian designation exemption, or HDE. An HDE is a somewhat abbreviated PMA that allows a manufacturer to market an HUD without collecting the effectiveness data necessary to support a PMA. We cannot assure you that the FDA will grant an HUD or approve an HDE application in a timely fashion or at all.

Although we believe the FDA will allow the less burdensome 510(k) pathway for thoracic aortic aneurysms, or TAA, pressure measurement after the AAA repair procedure and cardiac surgery indications for heart failure, we cannot assure you that the FDA will not ultimately impose the burdensome PMA process on these and other indications for which we may seek clearance or approval. An indication for pressure measurement after the AAA repair procedure is likely to require a significant clinical study. We have a 510(k) pending for our next generation EndoSure system for pressure measurement during the AAA repair procedure. There is no assurance that any or all of the required clearances and approvals can be obtained in a timely fashion or at all.

Our current and planned clinical trials may not begin on time, or at all, and may not be completed on schedule, or at all.

In order to obtain premarket approval and, in some cases, a 510(k) clearance, a product sponsor must conduct well controlled clinical trials designed to test the safety and effectiveness of the product. Conducting clinical trials generally entails a long, expensive and uncertain process that is subject to delays and failure at any stage. The data obtained from clinical trials may be inadequate to support approval or clearance of a submission. In addition, the occurrence of unexpected findings in connection with clinical trials may prevent or delay obtaining approval or clearance.

The FDA is requiring our products to undergo clinical study. We rely on clinical investigators and clinical sites to enroll subjects in our clinical trials and other third parties to manage the trial and to perform related data collection and analysis. However, we may not be able to control the amount and timing of resources that clinical sites may devote to our clinical trials. If these clinical investigators and clinical sites fail to enroll a sufficient number of subjects in our clinical trials or fail to ensure compliance by subjects with clinical protocols, we will be unable to complete these trials or may obtain invalid or inadequate data, which could prevent us from obtaining regulatory clearances and approvals for our products. Our agreements with clinical investigators and clinical sites for clinical testing place substantial responsibilities on these parties and, if these parties fail to perform as expected, our trials could be delayed or terminated. If these clinical investigators, clinical sites or other third parties do not carry out their contractual duties or obligations or fail to meet expected deadlines, or if the quality or accuracy of the clinical data they obtain is compromised due to their failure to adhere to the FDA’s good clinical practice regulations or our clinical protocols or for other reasons, our clinical trials may be extended, delayed or terminated, and we may be unable to obtain regulatory clearances and approvals for, or successfully commercialize, our future products.

The commencement or completion of any of our clinical trials may be delayed or halted for numerous reasons, including, but not limited to, the following:

•	the FDA or other regulatory authorities do not approve a clinical trial protocol or a clinical trial, or place a clinical trial on hold;

•	subjects do not enroll in clinical trials at the rate we expect;

•	subjects are not followed-up at the rate we expect;

•	subjects experience adverse events related to our products;

•	subjects die during a clinical trial for a variety of reasons, including the advanced stage of their disease and medical problems, which may not be related to our product;

•	third party clinical investigators do not perform our clinical trials on our anticipated schedule or consistent with the clinical trial protocol and good clinical practices, or other third party organizations do not perform data collection and analysis in a timely or accurate manner;

•	regulatory inspections of our clinical trials or manufacturing facilities, which may, among other things, require us to undertake corrective action or suspend or terminate our clinical trials if investigators find us not to be in compliance with regulatory requirements;

•	third party suppliers fail to provide us with critical components, including microelectromechanical systems, or MEMS, wafers, which conform to design and performance specifications;

•	the failure of our manufacturing process to produce finished products that conform to design and performance specifications;

•	changes in governmental regulations or administrative actions;

•	the interim results of any of our clinical trials are inconclusive or negative; or

•	our trial design, although approved, is inadequate to demonstrate safety and/or efficacy.

The results of pre-clinical studies do not necessarily predict future clinical trial results, and predecessor clinical trial results may not be repeated in subsequent clinical trials. Additionally, the FDA may disagree with our interpretation of the data from our pre-clinical studies and clinical trials, or may find the clinical trial design, conduct or results inadequate to prove safety or efficacy, and may require us to pursue additional pre-clinical studies or clinical trials, which could further delay the clearance or approval of our products. If we are unable to demonstrate the safety and efficacy of our products in our clinical trials, we will be unable to obtain regulatory approval to market our products. The data we collect from our current clinical trials, our pre-clinical studies and other clinical trials may not be sufficient to support FDA approval. If we are unsuccessful in either filing a PMA application or receiving FDA approval for a PMA application related to our heart failure or hypertension sensors, our business strategy may have to be altered to rely solely on our EndoSure system.

We may fail to obtain timely FDA approval to conduct our planned U.S. pivotal clinical trial for our heart failure sensor, which could significantly increase our development costs and lengthen the time to possible approval.

Before we can commence our planned U.S. pivotal clinical trial for our heart failure sensor, an investigational device exemption, or IDE, application must be approved by the FDA. Although we have received approval of our IDE application for our heart failure sensor from the FDA, the FDA’s approval of our IDE application allows us to begin only a pilot study with limited enrollment in our pilot study for the heart failure sensor. We are required to provide data from the pilot study to the FDA, which the FDA will review to determine whether to grant approval of our pivotal trial. We cannot assure you that the FDA will view the results of our pilot study as sufficiently favorable to allow us to proceed with a pivotal clinical trial on a timely basis or at all.

Our development costs will increase if we have material delays in our clinical trials or if we need to perform more or larger clinical trials than planned. Adverse events during a clinical trial could cause us to repeat a trial, terminate a trial or cancel our entire heart failure program. The FDA or the Institutional Review Board with authority over a clinical trial may also terminate the trial at any time if it believes continuation of the trial presents an unreasonable risk to the study subjects. The FDA’s grant of permission to proceed with the trials does not constitute a binding commitment that the FDA will consider the trial design adequate to support approval. We have not finalized our choice of endpoint for the heart failure pivotal trial. In addition, there can be no assurance that the data generated during the pivotal trials will meet the safety and effectiveness endpoints we ultimately choose or otherwise produce results that will lead the FDA to grant marketing approval.

If we fail to obtain an adequate level of coverage and reimbursement by third-party payors for our EndoSure system or other products under development, the markets for our products may be much smaller than expected.

The availability and levels of reimbursement by governmental and other third-party payors directly affect the market for our EndoSure system and other products under development. The ability of our hospital customers and physicians to obtain adequate coverage and reimbursement from third-party payors therefore impacts the success of our products. In addition, third-party payors continue to scrutinize the prices of products and services for which payments are made, particularly for new products and services. Therefore, the efficacy, safety, performance and cost-effectiveness of our products and of any competing products will determine the availability and level of reimbursement. Reimbursement and healthcare payment systems in international markets vary significantly by country and include both government sponsored healthcare and private insurance. To obtain reimbursement or pricing approval in some countries, we may be required to produce clinical data, which may involve one or more clinical trials, that compares the cost-effectiveness of our products to other available therapies. We may not obtain reimbursement or pricing approvals in a timely manner, if at all. Our failure to receive reimbursement or pricing approvals would negatively impact market acceptance of our EndoSure system and our other products under development in the United States and in the international markets in which those approvals are sought.

Under current Medicare policies, hospitals implanting our EndoSure sensor generally are reimbursed for the device and for the endovascular abdominal aortic aneurysm repair surgery during which our devices are implanted under a single payment, typically based on a diagnosis-related group, or DRG, for major cardiovascular procedures. The DRG payment rates include all devices and services that are provided during the repair surgery, regardless of the actual costs of such services. Separate payments currently are not made for the EndoSure sensor.

Physicians may receive a separate payment for their professional services performed in connection with the EndoSure sensor. Physicians submit bills for these services under the following Category III Current Procedural Terminology, or CPT, billing codes. One of these CPT codes relates to monitoring after a sensor is implanted. Since the monitoring is not part of an FDA clearance for the EndoSure system, we may not promote this use, although that does not prevent physicians from making their own determination to provide and bill for the monitoring service. We are pursuing this monitoring indication with the FDA, but we may not be able to obtain the indication needed to allow us to market the use of the EndoSure system for subsequent monitoring.

The applicable Category III codes do not have established national payment levels, and local Medicare contractors make independent determinations of payment levels for these codes for their specific geographic areas. This has resulted in wide variances in physician payment levels, and some local Medicare contractors have determined not to cover physician services billed under the pertinent CPT codes 0153T and 0154T, asserting that the technology at issue is investigational or experimental in nature. We are unaware of the extent of the volume of denials based upon these non-coverage decisions. The inability for physicians to receive adequate reimbursement for these codes could negatively impact market acceptance of our EndoSure system.

Applications have been made with the American Medical Association, or AMA, for Category I CPT codes that would describe physician services performed in connection with the implantation and monitoring of the EndoSure system and would replace the current Category III codes. If the applications are approved, we expect that physicians would begin to bill for their services using these Category I codes and that the Medicare program would develop federal reimbursement rates for these Category I codes for January 2008. In the event Category I codes are implemented, it is uncertain whether reimbursement under such codes could be adequate or set at lower levels than what physicians are currently receiving under the Category III CPT codes. However, the availability of national payment levels may simplify the process of submitting claims for payment. As of now, it is not possible to assess the full impact of new Category I codes on our business or results of operations. If such new codes were adopted, and the levels of reimbursement for physicians were considered to be inadequate, our business and results of operations may be harmed and our stock price could decline.

We also plan on pursuing coverage and reimbursement for services performed in connection with the implantation and monitoring of our heart failure and hypertension sensors. We expect to seek coverage and reimbursement and new codes for hospital services, including the hospital outpatient setting, and for physician professional services for these indications. Generally, any coverage and payment policies for a new procedure does not occur until after FDA approval of the product used in the surgery. It is possible that we may not prevail in our applications or that the extent of coverage or the reimbursement rates established for any new codes may be limited in scope or amount or otherwise insufficient to permit broad acceptance of our products by physicians and hospitals.

If we are unable to expand our sales and marketing capabilities, enter into and maintain arrangements with third parties to continue the commercialization of our EndoSure system or sell and market any other products that may be approved for sale, our business may be harmed.

We have limited experience as a company in the sale, marketing and distribution of our EndoSure system and any other products we may sell in the future. As of December 31, 2006, we had 37 employees engaged in sales and marketing activities. If our heart failure or hypertension sensors are approved for marketing, we will need to expand our sales force significantly to reach our target markets. Developing a sales force is expensive and time consuming and could delay or limit the success of any product launch. Thus, we may not be able to expand our sales and marketing capabilities on a timely basis or at all. If we are unable to establish these capabilities, we will need to contract with third parties to market and sell our EndoSure system or heart failure or hypertension sensors and any other product that we may develop. To the extent that we enter into arrangements with third parties to perform sales, marketing and distribution services on our behalf in the United States or internationally, our product revenues could be lower than if we directly marketed and sold our EndoSure system or heart failure or hypertension sensors and any other products that we may develop. Furthermore, to the extent that we enter into co-promotion or other marketing and sales arrangements with other companies, any revenues received will depend on the skills and efforts of others, and we do not know whether these efforts will be successful. Some of our distributors may have current products or products under development that compete with ours, and they may have an incentive not to devote sufficient efforts to marketing our products.

If we are unable to manufacture our products efficiently in significant volumes, we may continue to incur losses.

We are currently manufacturing our EndoSure system in commercial quantities. However, we have limited resources, facilities and experience in commercially manufacturing our products. If we receive regulatory approval of our heart failure or hypertension sensors, we will need to increase our manufacturing capacity by a significant factor over current levels. We have no experience manufacturing our products in the volume that we anticipate will be required if we receive regulatory approval for our heart failure or hypertension sensors. To date, we have focused primarily on research and development and very low volume manufacturing of our EndoSure system. As a result, we may not be able to develop and implement efficient, low-cost manufacturing capabilities and processes that will enable us to manufacture our EndoSure system or heart failure or hypertension sensors and other products that we may develop in significant volumes, while meeting the legal, regulatory, quality, price, durability, engineering, design and production standards required to market our products successfully. If we fail to develop and implement these manufacturing capabilities and processes, we may be unable to sell our EndoSure system and any future products at a profit because the per unit cost of our products is highly dependent upon production volumes and the level of automation in our manufacturing processes. There are technical challenges to increasing manufacturing capacity, including equipment design and automation, material procurement, problems with production yields, and quality control and assurance. Developing commercial-scale manufacturing facilities will require the investment of substantial additional funds and the hiring and retaining of additional management and technical personnel who have the necessary manufacturing experience. We may not successfully complete any required increase in manufacturing capacity in a timely manner or at all. Even if our heart failure or hypertension sensors receive regulatory approval, if we are unable to manufacture a sufficient supply of sensors, maintain control over expenses or otherwise adapt to anticipated growth, or if we underestimate growth, we may not have the capability to satisfy market demand and our business will suffer.

Our manufacturing operations are dependent upon third-party suppliers, including single source suppliers, making us vulnerable to supply problems and price fluctuations, which could cause us to fail to meet the demands of our customers and adversely affect our ability to commercialize our EndoSure system or heart failure or hypertension sensors and any other products that we may develop.

We rely on single source suppliers to provide certain components of our wireless sensors and substantially all of the components that are used to manufacture our external electronics modules. We purchase these components on a purchase order basis. If we overestimate our component requirements, we could have excess inventory, which would increase our costs and result in write-downs harming our operating results. If we underestimate our requirements, we may not have an adequate supply, which could interrupt manufacturing of our EndoSure system or heart failure or hypertension sensors and any other products that we may develop and result in delays in shipments and revenue. We are dependent on these suppliers to provide us with materials in a timely manner that meet our quality, quantity and cost requirements. Our suppliers may encounter problems during manufacturing due to a variety of reasons, including failure to follow specific protocols and procedures, failure to comply with applicable regulations, equipment malfunction and environmental factors, any of which could delay or impede their ability to meet our demand. Our reliance on these outside suppliers also subjects us to other risks that could harm our business, including:

•	suppliers may make errors in manufacturing components that could negatively affect the efficacy or safety of our products or cause delays in shipment of our products;

•	we may not be able to obtain adequate supply in a timely manner or on commercially reasonable terms;

•	we may have difficulty locating and qualifying alternative suppliers for our sole-source supplies;

•	switching components may require product redesign and submission to the FDA of a new 510(k), PMA supplement or possibly a separate PMA, any of which could significantly delay production;

•	our suppliers manufacture products for a range of customers, and fluctuations in demand for the products these suppliers manufacture for others may affect their ability to deliver components to us in a timely manner; and

•	our suppliers may encounter financial hardships unrelated to our demand for components, which could inhibit their ability to fulfill our orders and meet our requirements.

We currently do not have long-term supply contracts with our component suppliers, and they are not required to supply us with products for any specified periods, in any specified quantities or at any set price, except as may be specified in a particular purchase order. We have no reason to believe any of our current suppliers is the sole source for the components they supply us. However, if we lost one of these suppliers and were unable to obtain an alternate source on a timely basis or on terms acceptable to us, our production schedules could be delayed and we could fail to meet our customers’ demands. Our customers rely upon our ability to meet committed delivery dates, and any disruption in the supply of key components would adversely affect our ability to meet these dates and could result in legal action by our customers, cause loss of customers or harm our ability to attract new customers, any of which could decrease our revenue and negatively impact our growth. In addition, to the extent that our suppliers use technology or manufacturing processes that are proprietary, we may be unable to obtain comparable materials or components from alternative sources.

We may be subject to fines, penalties or injunctions if we are determined to be promoting the use of our products for unapproved, or off-label, uses.

Our EndoSure system is currently approved for measuring intrasac pressure during an endovascular AAA repair. With this clearance, we are not allowed to market our EndoSure system for use by physicians after the procedure. We believe, however, that physicians might use the EndoSure system in this manner. Although we believe our promotional materials and training methods regarding physicians are conducted in compliance with regulations of the FDA and other applicable regulations, if the FDA determines that our promotional materials or training constitutes promotion of off-label use, it could request that we modify our training or promotional materials or subject us to regulatory enforcement actions, including the issuance of a warning letter, injunction, seizure, civil fine and criminal penalties. It is also possible that other federal, state or foreign enforcement authorities might take action if they consider promotional or training materials to constitute promotion of an off-label use, which could result in significant fines or penalties under other statutory authorities, such as laws prohibiting false claims for reimbursement.

We face the risk of product liability claims and may not be able to obtain adequate insurance.

Our business exposes us to a risk of product liability claims that is inherent in the testing, manufacturing and marketing of medical devices. We may be subject to product liability claims if our EndoSure sensor or heart failure or hypertension sensors or any other products we develop or sell, causes, or appears to have caused, an injury. Claims may be made by consumers, healthcare providers, third-party strategic collaborators or others selling our products. We currently have $10.0 million of product liability insurance, which covers the sale of our EndoSure system and the use of our other products in development in clinical trials, which amount we believe is appropriate. Our current product liability insurance may not continue to be available to us on acceptable terms, if at all, and, if available, the coverage may not be adequate to protect us against any future product liability claims. If we are unable to obtain insurance at an acceptable cost and on acceptable terms for an adequate coverage amount or otherwise to protect against potential product liability claims, we could be exposed to significant liabilities, which may harm our business. A product liability claim, recall or other claim with respect to uninsured liabilities or for amounts in excess of insured liabilities could harm our business. These liabilities could prevent or interfere with our product sale and commercialization efforts. Defending a suit, regardless of merit, could be costly, could divert management attention and might result in adverse publicity, which could result in the withdrawal of, or inability to recruit, clinical trial volunteers or result in reduced acceptance of our EndoSure system, or any other products we sell, in the market.

The medical device industry has historically been subject to extensive litigation over product liability claims. We may be subject to product liability claims even if it appears that the claimed injury is due to the actions of others. For example, we rely on the expertise of surgeons, other physicians, therapists and other associated medical personnel to perform the medical procedure to implant our EndoSure sensor and to conduct related patient monitoring sessions where our EndoSure system is used. If these medical personnel are not properly trained or are negligent, any and all positive effects of our EndoSure system, or any other products we sell, may be diminished or the patient may suffer critical injury, which may subject us to liability. In addition, an injury that is caused by the negligence of one of our suppliers in supplying us with a defective component that injures a patient could be the basis for a claim against us. A product liability claim, regardless of its merit or eventual outcome could result in:

•	decreased demand for our products;

•	injury to our reputation;

•	diversion of management’s attention;

•	withdrawal of clinical trial participants;

•	significant costs of related litigation;

•	substantial monetary awards to patients;

•	product recalls or market withdrawals;

•	loss of revenue; and

•	the inability to commercialize our products under development.

Software defects may be discovered in our products, which could harm our reputation and reduce our revenue.

Our external electronics modules incorporate computer software which can contain errors, especially when first introduced. Because our products are designed to be used to perform complex calculations and measurements, we expect that physicians and hospitals will have an increased sensitivity to the potential for software defects. We cannot assure you that our software will not experience errors or performance problems in the future. If we experience software errors or performance problems, we would likely also experience:

•	loss of revenue;

•	delay in market acceptance of our products;

•	damage to our reputation;

•	additional regulatory filings;

•	product recalls;

•	increased service costs; and/or

•	product liability claims relating to the software defects.

We may be unable to complete the development and commercialization of our EndoSure system and our heart failure and hypertension sensors and other products under development without additional funding.

Our operations have consumed substantial amounts of cash since inception. We expect to continue to spend substantial amounts on research and development, including conducting clinical trials for our heart failure and hypertension sensors. In 2005, our net cash used in operating activities was $8.2 million and was $13.2 million for the nine months ended September 30, 2006. We expect that our cash used by operations will increase significantly in each of the next several years, and we may need additional funds to continue to commercialize our recently-introduced EndoSure system, and to complete the development and commercialization of our heart failure and hypertension sensors and our other products under development. Additional financing may not be available on a timely basis on terms acceptable to us, or at all. Any additional financing may be dilutive to stockholders or may require us to grant a lender a security interest in our assets. The amount of funding we will need will depend on many factors, including:

•	the rate of progress and cost of our clinical trials and other development activities for our future products;

•	the success of our research and development efforts;

•	the costs and timing of regulatory approval;

•	the expenses we incur in developing, selling and marketing our products;

•	the revenue generated by sales of our future products;

•	the emergence of competing or complementary technological developments;

•	the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual product rights;

•	the terms and timing of any collaborative, licensing or other arrangements that we may establish; and

•	the acquisition of businesses, products and technologies, although we currently have no commitments or agreements relating to any of these types of transactions.

If adequate funds are not available, we may have to delay development or commercialization of our products or license to third parties the rights to commercialize products or technologies that we would otherwise seek to commercialize. We also may have to reduce marketing, customer support or other resources devoted to our products. Any of these factors could harm our financial condition.

We depend on clinical investigators and clinical sites to enroll patients in our clinical trials and on other third parties to manage the trials and to perform related data collection and analysis, and, as a result, we may face costs and delays that are outside of our control.

We rely on clinical investigators and clinical sites to enroll patients in our clinical trials and other third parties to manage the trial and to perform related data collection and analysis. However, we may not be able to control the amount and timing of resources that clinical sites may devote to our clinical trials. If these clinical investigators and clinical sites fail to enroll a sufficient number of patients in our clinical trials or fail to ensure compliance by patients with clinical protocols, we will be unable to complete these trials, which could prevent us from obtaining regulatory approvals for our products. Our agreements with clinical investigators and clinical sites for clinical testing place substantial responsibilities on these parties and, if these parties fail to perform as expected, our trials could be delayed or terminated. If these clinical investigators, clinical sites or other third parties do not carry out their contractual duties or obligations or fail to meet expected deadlines, or if the quality or accuracy of the clinical data they obtain is compromised due to their failure to adhere to our clinical protocols, the FDA’s good clinical practice regulations or for other reasons, our clinical trials may be extended, delayed or terminated, and we may be unable to obtain regulatory approval for, or successfully commercialize, our future products.

The loss of any of our executive officers or the failure to attract or retain specialized technical and management personnel could impair our ability to grow our business.

We are highly dependent on our senior management, especially Jay S. Yadav, M.D., our Chairman and Chief Executive Officer. Our success will depend on our ability to retain our current management and to attract and retain qualified personnel in the future, including scientists, clinicians, engineers and other highly skilled personnel. Competition for senior management personnel, as well as scientists, clinicians and engineers, is intense and we may not be able to retain our personnel. The loss of the services of members of our senior management, scientists, clinicians or engineers could negatively impact the implementation and completion of our objectives, including the development and introduction of our products. The loss of a member of our senior management or our professional staff would require the remaining executive officers to divert immediate and substantial attention to seeking a replacement. Each of our officers may terminate their employment at any time without notice and without cause or good reason. We do not carry “key person” insurance covering any members of our senior management.

Our future success will depend, in part, on our ability to attract and retain qualified management and technical personnel, many of whom must be relocated from other regions in the United States or other countries. We may not be successful in hiring or retaining qualified personnel. Our inability to hire qualified personnel on a timely basis, or the departure of key employees, could harm our business.

We may have difficulty managing the growth, if any, of our operations, which could harm our business.

We continue to undergo rapid change in the scope and breadth of our operations as we seek to grow our business. Our potential growth will place a significant strain on our senior management team and other resources. We will be required to make significant investments in our engineering, logistics, financial and management information systems. We expect to relocate our manufacturing, research and development and administrative offices to a new location in the greater Atlanta area in 2007. Continued growth presents numerous additional challenges, including:

•	implementing appropriate operational and financial systems and controls;

•	expanding manufacturing capacity and increasing production;

•	expanding our sales and marketing infrastructure and capabilities;

•	identifying, attracting and retaining qualified personnel in our areas of activity; and

•	training, managing and supervising our personnel worldwide.

Any failure to effectively manage our growth could impede our ability to successfully develop, market and sell our products and our business will be harmed.

If we are unable to successfully remediate the material weaknesses in our internal control over financial reporting, the accuracy and timing of our financial reporting may be adversely affected.

In connection with the audit of our financial statements for the year ended December 31, 2005 our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting. A material weakness is a control deficiency, or a combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. Our management and independent registered public accounting firm did not perform an evaluation of our internal control over financial reporting during such periods in accordance with the provisions of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley Act. Had we and our independent registered public accounting firm performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act, additional control deficiencies may have been identified by management or our independent registered public accounting firm, and those control deficiencies could have also represented one or more material weaknesses.

Our independent registered public accounting firm identified material weaknesses related to a lack of appropriate financial management and reporting infrastructure to accurately and properly record and provide comprehensive financial information in accordance with U.S. generally accepted accounting principles. As a result, audit adjustments to our financial statements were identified during the course of the audit. In an effort to remediate these weaknesses, we retained a new chief financial officer in August 2006 and retained a new controller and assistant controller in November 2006. We also promoted our former controller to the position of director, finance. We intend to further develop and document our accounting policies and financial reporting procedures prior to the closing of this offering. While these were taken in part to address our material weaknesses, we cannot assure you that these measures will significantly improve or remediate any of the material weaknesses described above. We also cannot assure you that we have identified all or that we will not in the future have additional material weaknesses. Accordingly, material weaknesses may still exist when we report on the effectiveness of our internal control over financial reporting for purposes of our attestation required by reporting requirements under the Securities Exchange Act of 1934 or Section 404 of the Sarbanes-Oxley Act after this offering.

The standards required for a Section 404 assessment under the Sarbanes-Oxley Act will require us to implement additional corporate governance practices and adhere to a variety of reporting requirements and complex accounting rules. These stringent standards require that our audit committee be advised and regularly updated on management’s review of internal controls. Our management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable to us as a public company. If we fail to staff our accounting and finance function adequately or maintain internal controls adequate to meet the demands that will be placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act, we may be unable to report our financial results accurately or in a timely manner and our business and stock price may suffer.

Risks Related to Our Intellectual Property

If we are unable to protect the intellectual property contained in our products from use by third parties, our ability to compete in the market will be harmed.

Our commercial success will depend in part on obtaining patent and other intellectual property protection for the technologies contained in our products, and on successfully defending our patents and other intellectual property against third party challenges. We expect to incur substantial costs in obtaining patents and, if necessary, defending our proprietary rights. The patent positions of medical device companies, including ours, can be highly uncertain and involve complex and evolving legal and factual questions. We do not know whether we will obtain the patent protection we seek, or that the protection we do obtain will be found valid and enforceable if challenged. We also do not know whether we will be able to develop additional patentable proprietary technologies. If we fail to obtain adequate protection of our intellectual property, or if any protection we obtain is reduced or eliminated, others could use our intellectual property without compensating us, resulting in harm to our business. We may also determine that it is in our best interests to voluntarily challenge a third party’s products or patents in litigation or administrative proceedings, including patent interferences or reexaminations. In the event that we seek to enforce any of our owned or exclusively licensed patents against an infringing party, it is likely that the party defending the claim will seek to invalidate the patents we assert, which, if successful could result in the loss of the entire patent or the relevant portion of our patent, which would not be limited to any particular party. Any litigation to enforce or defend our patent rights, even if we were to prevail, could be costly and time-consuming and could divert the attention of our management and key personnel from our business operations. Our competitors may independently develop similar or alternative technologies or products without infringing any of our patent or other intellectual property rights, or may design around our proprietary technologies.

We cannot assure you that we will obtain the patent protection we seek, that any protection we do obtain will be found valid and enforceable if challenged or that it will confer any significant commercial advantage. U.S. patents and patent applications may also be subject to interference proceedings and U.S. patents may be subject to reexamination proceedings in the U.S. Patent and Trademark Office, and foreign patents may be subject to opposition or comparable proceedings in the corresponding foreign patent offices, which proceedings could result in either loss of a patent or denial of a patent application, or loss or reduction in the scope of one or more of the claims of, a patent or patent application. In addition, such interference, reexamination and opposition proceedings may be costly. Some of our technology was, and continues to be, developed in conjunction with certain third parties, and thus there is a risk that such third parties may claim rights in our intellectual property. Thus, any patents that we own or license from others may provide limited or no protection against competitors. Our pending patent applications, those we may file in the future, or those we may license from third parties, may not result in patents being issued. If issued, they may not provide us with proprietary protection or competitive advantages against competitors with similar technology. Additionally, we are aware of a company in Germany with a registered trademark on the name “CardioMEM.” We believe this may prevent us from doing business in Germany, and possibly throughout the European Union, using our current name. As a result, we may have to change our company name or market our products in Germany, and possibly throughout the EU, under a different name, either of which could result in loss of brand recognition and significant expense.

Non-payment or delay in payment of patent fees or annuities, whether intentional or unintentional, may result in loss of patents or patent rights important to our business. Many countries, including certain countries in Europe, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against third parties, including government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of a patent. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as do the laws of the United States, particularly in the field of medical products and procedures.

Our trade secrets, nondisclosure agreements and other contractual provisions to protect unpatented technology provide only limited and possibly inadequate protection of our rights. As a result, third parties may be able to use our unpatented technology, and our ability to compete in the market would be reduced. In addition, employees, consultants and others who participate in developing our products or in commercial relationships with us may breach their agreements with us regarding our intellectual property, and we may not have adequate remedies for the breach.

Because the medical device industry is characterized by competing intellectual property, we may be sued for violating the intellectual property rights of others.

Successfully commercializing our implantable sensor systems, and any other products we may develop, will depend in part on our not infringing patents held by third parties. It is possible that one or more of our products, including those that we have developed in conjunction with third parties, infringes existing patents. As competition in our market grows, the possibility of a patent infringement claim against us increases.

There may be existing patents which may be broad enough to cover aspects of our future technology. In addition, because patent applications in many countries such as the United States are maintained under conditions of confidentiality and can take many years to issue, there may be applications now pending of which we are unaware and which may later result in issued patents that our products infringe. We do not know whether any of these patents, if challenged, would be upheld as valid, enforceable and infringed by our products or technology. From time to time, we may receive letters from third parties accusing us of infringing their patents or inviting us to license their patents. We may be sued by, or become involved in an administrative proceeding with, one or more of these or other third parties. We cannot assure you that a court or administrative body would agree with any arguments or defenses we may present concerning the invalidity, unenforceability or non-infringement of any third-party patent. In addition to the issued patents of which we are aware, other parties may have filed, and in the future are likely to file, patent applications covering products that are similar or identical to ours. We cannot assure you that any patents issuing from applications will not cover our products or will not have priority over our own products and patent applications.

We may not be able to maintain or obtain all the licenses from third parties necessary for the use of our implantable sensor systems, which may cause our revenue to decline.

We rely on technology that we license from others, including technology that is integral to our implantable sensor systems, such as patents that we have exclusively licensed from Georgia Tech Research Corporation, or GTRC, an entity that owns all intellectual property arising from research conducted at the Georgia Institute of Technology, and the Massachusetts Institute of Technology, or MIT. We received the right to apply GTRC’s relevant patent in the field of medical diagnostic equipment, implants and prostheses, surgical and medical equipment, medical services and applications and medical therapeutic equipment. We received the right to apply MIT’s relevant patent in the field of any medical device, medical instrumentation or other medical product or medical process for which commercial sale in the United States is regulated under the jurisdiction of the FDA. To the extent that we develop capability outside the field of use covered by our respective licenses with GTRC and MIT, we would no longer have the patent protection and the freedom to operate which may be afforded by these licenses. If either GTRC or MIT asserts that we are infringing their patent rights, we may incur significant costs defending against such claims or seeking an additional license from GTRC or MIT, as the case may be, or be required to limit use of our recently-introduced EndoSure system or future products and technologies within our licensed field, any of which could harm our business. Moreover, if either GTRC or MIT asserts that we have breached the terms of our license and successfully terminates our license, and if we are unable to obtain another license from GTRC or MIT, as the case may be, we may be required to abandon use of our implantable sensor systems completely.

If we also fail to reach specified sales targets during the initial years following the launch of our EndoSure system as specified in our respective licenses with GTRC and MIT, our licenses may be converted into non-exclusive licenses. To the extent we do not generate significant revenue from our EndoSure system and do not receive marketing approval for our other products under development, we risk losing our exclusivity rights with respect to the licenses we have from GTRC and MIT. If we lose our exclusivity rights with respect to these licenses, our ability to maintain our competitive position and grow our business would be adversely affected.

In addition, as we develop additional features for, and interventional devices for use with, our implantable sensor systems, we may find it advisable or necessary to seek additional licenses from third parties who hold patents covering technology used in specific indications we are targeting. If we cannot obtain those licenses or if we fail to maintain our current licenses, we could be forced to design around those patents at additional cost or abandon our implantable sensor systems altogether, which could adversely affect our revenue, results of operations and cash flow. If we have to abandon any product, our ability to develop and grow our business in new directions and markets would be adversely affected.

The medical device industry is characterized by patent litigation and we could become subject to litigation that could be costly, result in the diversion of management’s attention and require us to pay damages and discontinue selling our products.

The medical device industry is characterized by frequent and extensive litigation and administrative proceedings over patent and other intellectual property rights. Whether a product infringes a patent involves complex legal and factual issues, the determination of which is often difficult to predict, and the outcome may be uncertain until the court has entered final judgment and all appeals are exhausted. Our competitors may assert that our products or the use of our products are covered by United States or foreign patents held by them. If such relevant patents are upheld as valid and enforceable and we are found to infringe, we could be prevented from selling our implantable sensors unless we can obtain a license to use technology or ideas covered by such patents or are able to redesign our products to avoid infringement. A license may not be available at all or on commercially reasonable terms, and we may not be able to redesign our products to avoid infringement.

Modification of our products or development of new products could require us to conduct additional clinical trials and to revise our filings with the FDA and other regulatory bodies, which would be time-consuming and expensive. If we are not successful in obtaining a license or redesigning our products, we may be unable to sell our implantable sensor systems and our business could suffer. In addition, our patents may be subject to various invalidity attacks, such as those based upon earlier filed patent applications, patents, publications, products or processes, which might invalidate or limit the scope of the protection that our patents afford.

Infringement actions, validity challenges and other intellectual property claims and proceedings, whether with or without merit, may cause us to incur substantial costs and could place a significant strain on our financial resources, divert the attention of management from our business and harm our reputation. We have incurred, and expect to continue to incur, substantial costs in obtaining patents and expect to incur substantial costs defending our proprietary rights. Incurring such costs could have a material adverse effect on our financial condition, results of operations and cash flow.

We cannot be certain that we will successfully assert our patents against infringers, defend our patents from claims of invalidity or unenforceability, or defend against allegations of infringement of third-party patents. In addition, any public announcements related to litigation or administrative proceedings initiated or threatened by us, or initiated or threatened against us, could cause our stock price to decline.

We may be subject to damages resulting from claims that our employees or we have wrongfully used or disclosed alleged trade secrets of their former employers.

Many of our employees were previously employed at universities or other medical device companies, including our competitors or potential competitors. We could in the future be subject to claims that these employees, or we, have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. If we fail in defending against such claims, a court could order us to pay substantial damages and prohibit us from using technologies or features that are essential to our products, if such technologies or features are found to incorporate or be derived from the trade secrets or other proprietary information of the former employers. An inability to incorporate technologies or features that are important or essential to our products would have a material adverse effect on our business, and may prevent us from selling our products. In addition, we may lose valuable intellectual property rights or personnel. A loss of key research personnel or their work product could hamper or prevent our ability to commercialize certain potential products, which could severely harm our business. Even if we are successful in defending against these claims, such litigation could result in substantial costs and be a distraction to management. Incurring such costs could have a material adverse effect on our financial condition, results of operations and cash flow.

Additional Risks Related to Regulatory Matters

If we fail to comply with the extensive government regulations relating to our business, we may be subject to fines, injunctions and other penalties that could harm our business.

Our products and operations are subject to extensive regulation by the FDA and various other federal, state and foreign governmental authorities. Government regulations and foreign requirements specific to medical devices are wide ranging and govern, among other things:

•	design, development and manufacturing;

•	testing, labeling and storage;

•	clinical trials;

•	product safety;

•	marketing, sales and distribution;

•	pre-market clearance and approval;

•	record keeping procedures;

•	advertising and promotions;

•	recalls and field corrective actions;

•	post-market surveillance, including reporting of deaths or serious injuries and malfunctions that, if they were to recur, could lead to death or serious injury; and

•	product import and export.

The FDA, state, foreign and other governmental authorities have broad enforcement powers. Our failure to comply with applicable regulatory requirements could result in governmental agencies or a court taking action, including any of the following:

•	issuing public warning letters to us;

•	imposing fines and penalties on us;

•	obtaining an injunction preventing us from manufacturing or selling our products;

•	bringing civil or criminal charges against us;

•	delaying the introduction of our products into the market;

•	delaying pending requests for clearance or approval of new uses or modifications to our existing products;

•	recalling, detaining or seizing our products; or

•	withdrawing or denying approvals or clearances for our products.

If we fail to obtain regulatory clearances in other countries for our EndoSure system and heart failure and hypertension sensors and other products under development, we will not be able to commercialize these products in those countries.

In order to market our products outside of the United States, we must establish and comply with numerous and varying regulatory requirements of other countries regarding safety and efficacy. Approval procedures vary among countries and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries might differ from that required to obtain FDA clearance. The regulatory approval process in other countries may include all of the risks detailed above regarding FDA clearance in the United States. Regulatory approval in one country does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country may negatively impact the regulatory process in others. Failure to obtain regulatory approval in other countries or any delay or setback in obtaining such approval could have the same adverse effects described above regarding FDA clearance in the United States.

For example, the European Union requires that medical products receive the right to affix the CE mark. The CE mark is an international symbol of adherence to quality assurance standards and compliance with applicable European medical device directives. In order to obtain the right to affix the CE mark to our products, we will need to obtain certification that our processes meet European quality standards. These standards include certification that our product design and manufacturing facility complies with ISO 13485 quality standards. If we do not receive the right to affix the CE mark, we will be prohibited from selling our products in member countries of the European Union. We cannot be certain that we will be successful in meeting European quality standards or other certification requirements.

We may fail to comply with continuing post-market regulatory requirements of the FDA and other authorities and become subject to substantial penalties, or marketing experience may show that our EndoSure system or any subsequently approved product, if any, is unsafe, forcing us to recall or withdraw our products permanently from the market.

Even after product clearance or approval, we and our contract manufacturers must comply with continuing regulation by the FDA and other authorities, including the FDA’s Quality System Regulation, or QSR, requirements, which obligate manufacturers, including third-party contract manufacturers, to adhere to stringent design, testing, control, documentation and other quality assurance procedures during the design and manufacture of a device. We are subject to medical device reporting regulations, which require us to report to the FDA if our products may have caused or contributed to a death or serious injury or malfunction in a way that would likely cause or contribute to a death or serious injury if the malfunction were to recur. We must report corrections and removals to the FDA where the correction or removal was initiated to reduce a risk to health posed by the device or to remedy a violation of the federal Food, Drug, and Cosmetic Act caused by the device that may present a risk to health, and we must maintain records of other corrections or removals. The FDA closely regulates promotion and advertising and our promotional and advertising activities could come under scrutiny.

There have been implant procedures where there was no signal from our EndoSure sensor or the signal was weak or difficult to obtain. We responded with corrections to products in the field to improve signal reliability. Through our quality system, we are continuing to investigate and make product modifications to address this issue. Our Endosure system may experience future signal reliability issues and the FDA may not agree that we have appropriately established and maintained procedures for implementing corrective and preventive action as required under the QSR. We have determined that these signal reliability issues and field corrections are not reportable to the FDA, because the signal reliability issues have not caused injuries and do not pose a risk to health. The FDA may not agree with our determination that such reports are not required. If the adverse event reports we file with the FDA regarding death, serious injuries or malfunctions indicate or suggest that our

EndoSure system or any subsequently cleared or approved product, if any, presents an unacceptable risk to patients, including when used off-label by physicians, we may be forced to recall our product or withdraw it permanently from the market.

Any failure to comply with continuing regulation by the FDA or other authorities could result in enforcement action that may include suspension or withdrawal of regulatory clearances or approvals, recalling products, ceasing product marketing, seizure and detention of products, paying significant fines and penalties, criminal prosecution and similar actions that could limit product sales, delay product shipment and harm our profitability.

In many foreign countries in which we intend to market our products, we will be subject to regulations affecting, among other things, product standards, packaging requirements, labeling requirements, import restrictions, tariff regulations, duties and tax requirements. Many of these regulations are similar to those of the FDA. In addition, in many countries the national health or social security organizations require our products to be qualified before procedures performed using our products become eligible for coverage and reimbursement. Failure to receive, or delays in the receipt of, relevant foreign qualifications could have a material adverse effect on our business, financial condition and results of operations. Due to the movement toward harmonization of standards in the European Union, we expect a changing regulatory environment in Europe characterized by a shift from a country-by-country regulatory system to a European Union-wide single regulatory system. The timing of this harmonization and its effect on us cannot currently be predicted. Adapting our business to changing regulatory systems could have a material adverse effect on our business, financial condition and results of operations. If we fail to comply with applicable foreign regulatory requirements, we may be subject to fines, suspension or withdrawal of regulatory clearances, product recalls, seizure of products, operating restrictions and criminal prosecution.

If we modify any product for which we receive FDA clearance, the FDA could retroactively determine that the modifications required clearance or approval and require us to stop marketing and recall the modified products.

Any modification to an FDA-cleared device that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, requires a new 510(k) clearance or a PMA approval. We may be required to submit extensive preclinical and clinical data depending on the nature of the changes. The FDA requires each manufacturer to make this determination in the first instance, but the FDA may review any such decision. If the FDA disagrees with the manufacturer’s decision not to seek a new 510(k) clearance or PMA approval, the FDA may retroactively require the manufacturer to seek such clearance or approval, and may require the manufacturer to cease marketing and/or recall the modified device until clearance or approval is obtained. When required, we may not be able to obtain additional 510(k) clearances or PMA approvals for modifications to, or additional indications for, our existing products in a timely fashion, or at all. Delays in obtaining future clearances or approvals would adversely affect our ability to introduce new or enhanced products in a timely manner, which in turn would harm our revenue and operating results. We have made modifications to EndoSure system in the past, and may make additional modifications in the future that we believe do not or will not require additional clearances or approvals. For example, we made changes to the EndoSure system that were intended to improve signal reliability. We believe that these changes do not require the submission of a new 510(k) notice. If the FDA disagrees, and requires new clearances or approvals for the modifications, we may be required to recall and to stop marketing the modified EndoSure system, which could harm our operating results and require us to redesign our products.

If we fail to comply with healthcare regulations, we could face substantial penalties and our business, operations and financial condition could be adversely affected.

While we do not provide health care services, control the referral of patients for healthcare services, or directly bill Medicare and Medicaid, due to the breadth of many healthcare laws and regulations, we cannot assure you that they will not apply to our business. We could be subject to healthcare fraud and abuse as well as patient privacy regulation and enforcement by both the federal government and the states in which we conduct our business. The laws that may affect our ability to operate include:

•	the federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or providing remuneration, directly or indirectly, in cash or in kind, in exchange for or to induce either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made under federal healthcare programs such as Medicare and Medicaid;

•	federal False Claims Act which prohibits, among other things, individuals or entities from knowingly presenting, or causing to be presented to the federal government, claims for payment that are false or fraudulent, and which may apply to entities like us which provide coding and billing advice to customers;

•	the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created federal criminal laws that prohibit executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters and which also imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information;

•	the federal physician self-referral law, known as the Stark Law, which prohibits a physician from making a referral to an entity for certain designated health services reimbursed by Medicare or Medicaid if the physician (or a member of the physician’s family) has a financial relationship with the entity, and which also prohibits the submission of any claim for reimbursement for designated health services furnished pursuant to a prohibited referral; and

•	state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers, and state laws governing the privacy of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

If our past or present operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines, exclusion from federal healthcare programs and/or the curtailment or restructuring of our operations. Similarly, if the physicians or other providers or entities with whom we do business are found to be non-compliant with applicable laws, they may be subject to sanctions, which could also have a negative impact on us. Any penalties, damages, fines, curtailment or restructuring of our operations could adversely affect our ability to operate our business and our financial results. The risk of our being found in violation of these laws is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses, divert our management’s attention from the operation of our business and damage our reputation. Moreover, to achieve compliance with applicable federal and state privacy, security, and electronic transaction laws, we may be required to modify our operations with respect to the handling of patient information. Implementing these modifications may prove costly. At this time, we are not able to determine the full consequences to us, including the total cost of compliance, of these various federal and state laws.

Risks Related to this Offering and Ownership of Our Common Stock

Our common stock has not been publicly traded, and we expect that the price of our common stock will fluctuate substantially, possibly resulting in class action securities litigation.

Before this offering, there has been no public market for shares of our common stock. An active public trading market may not develop after the closing of this offering or, if developed, may not be sustained. The price of the shares of common stock sold in this offering will not necessarily reflect the market price of the common stock after this offering. The market price for the common stock after this offering will be affected by a number of factors, including:

•	the receipt, denial or timing of regulatory clearances or approvals of our products or competing products;

•	changes in policies affecting third-party coverage and reimbursement in the United States and other countries;

•	ability of our approved EndoSure system and our heart failure and hypertension sensors or other products that we may develop, if they receive regulatory clearance, to achieve market acceptance;

•	the performance of third-party contract manufacturers and component suppliers;

•	our ability to expand our sales and marketing capabilities;

•	our ability to manufacture our products to commercial standards;

•	the success of any collaborations we may undertake with other companies;

•	our ability to develop, introduce and market new or enhanced versions of our products on a timely basis;

•	actual or anticipated variations in our results of operations or those of our competitors;

•	announcements of new products, technological innovations or product advancements by us or our competitors;

•	developments with respect to patents and other intellectual property rights;

•	sales of common stock or other securities by us or our stockholders in the future;

•	additions or departures of key scientific or management personnel;

•	disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;

•	trading volume of our common stock;

•	changes in earnings estimates or recommendations by securities analysts, failure to obtain analyst coverage of our common stock or our failure to achieve analyst earnings estimates;

•	developments in our industry; and

•	general market conditions and other factors unrelated to our operating performance or the operating performance of our competitors or potential competitors.

The stock prices of many companies in the medical device industry have experienced wide fluctuations that have often been unrelated to the operating performance of these companies. Following periods of volatility in the market price of a company’s securities, stockholders have often instituted class action securities litigation against those companies. Class action securities litigation, if instituted against us, could result in substantial costs and a diversion of our management resources, which could significantly harm our business.

Securities analysts may not initiate coverage for our common stock or may issue negative reports, and this may have a negative impact on the market price of our common stock.

Securities analysts may elect not to provide research coverage of our common stock after the closing of this offering. If securities analysts do not cover our common stock after the closing of this offering, the lack of research coverage may adversely affect the market price of our common stock. The trading market for our common stock may be affected in part by the research and reports that industry or financial analysts publish about us or our business. If one or more of the analysts who elects to cover us downgrades our stock, our stock price would likely decline rapidly. If one or more of these analysts ceases coverage of our company, we could lose visibility in the market, which in turn could cause our stock price to decline. In addition, recently-adopted rules mandated by the Sarbanes-Oxley Act and a global settlement reached in 2003 between the Securities and Exchange Commission, or SEC, other regulatory agencies and a number of investment banks have led to a number of fundamental changes in how analysts are reviewed and compensated. In particular, many investment banking firms will be required to contract with independent financial analysts for their stock research. It may be difficult for companies such as ours, with smaller market capitalizations, to attract independent financial analysts that will cover our common stock. This could have a negative effect on the market price of our stock.

Our principal stockholders, directors and management will continue to own a large percentage of our voting stock after this offering, which will allow them to exercise significant influence over matters subject to stockholder approval.

Our executive officers, directors and stockholders holding 5% or more of our outstanding common stock will beneficially own or control approximately         % of the outstanding shares of our common stock, after giving effect to the conversion of all outstanding preferred stock and the exercise of all outstanding options and the exercise of an outstanding warrant, following the closing of this offering. Accordingly, these executive officers, directors and principal stockholders, acting as a group, will have substantial influence over the outcome of corporate actions requiring stockholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transaction. These stockholders may also delay or prevent a change of control or otherwise discourage a potential acquirer from attempting to obtain control of us, even if such a change of control would benefit our other stockholders. This significant concentration of stock ownership may adversely affect the trading price of our common stock due to investors’ perception that conflicts of interest may exist or arise.

We have not paid dividends in the past and do not expect to pay dividends in the future, and any return on investment may be limited to the value of our common stock.

We have never paid dividends on our common stock and do not anticipate paying dividends on our common stock in the foreseeable future. The payment of dividends on our common stock will depend on our earnings, financial condition and other business and economic factors affecting us at such time as our board of directors may consider relevant.

Some provisions of our charter documents and Delaware law may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our stockholders.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws, as well as provisions of Delaware law, could make it more difficult for a third party to acquire us, even if doing so would benefit our stockholders. These provisions:

•	permit our board of directors to issue up to 15,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate, including the right to approve an acquisition or other change in our control;

•	divide our board of directors into three classes;

•	require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent; and

•	provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner, and also specify requirements as to the form and content of a stockholder’s notice.

In addition, we are subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any broad range of business combinations with any stockholder who owns, or at any time in the last three years owned, 15% or more of our outstanding voting stock for a period of three years following the date on which the stockholder became an interested stockholder. This provision could have the effect of delaying or preventing a change of control, whether or not it is desired by or beneficial to our stockholders.

Sales of a substantial number of shares of our common stock in the public market after this offering, or the perception that they may occur, may depress the market price of our common stock.

Sales of substantial amounts of our common stock in the public market following this offering, or the perception that substantial sales may be made, could cause the market price of our common stock to decline. These sales might also make it more difficult for us to sell equity securities at a time and price that we deem appropriate. The lock-up agreements delivered by our executive officers, directors and substantially all of our stockholders and option holders provide that Banc of America Securities LLC, on behalf of the underwriters, in its sole discretion, may release those parties, at any time or from time to time and without notice, from their obligation not to dispose of shares of common stock for a period of 180 days after the date of this prospectus, which period may be extended in certain limited circumstances. Banc of America Securities LLC does not have any pre-established conditions to waiving the terms of the lock-up agreements, and any decision by it to waive those conditions would depend on a number of factors, which may include market conditions, the performance of the common stock in the market and our financial condition at that time.

Based on the number of shares of common stock outstanding as of December 31, 2006, upon the closing of this offering,              shares of our common stock will be outstanding, assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of options or our outstanding warrant. All of the shares sold in this offering will be freely tradable unless held by an affiliate of ours. Except as set forth below, the remaining 50,073,991 shares of common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements. These remaining shares will generally become available for sale in the public market as follows:

•	shares of common stock will be eligible for immediate sale upon the closing of this offering;

•	shares of common stock will be eligible for sale under Rule 144 or Rule 701 upon expiration of lock-up agreements 180 days after the date of this prospectus, unless the option is otherwise extended; and

•	shares of common stock will be eligible for sale from time to time thereafter upon expiration of their respective one-year holding periods, but could be sold earlier if the holders exercise any available registration rights.

As restrictions on resale end, the market price could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them.

We intend to file a registration statement on Form S-8 to register the shares subject to outstanding options or reserved for issuance under our various stock option plans. The registration statement will become effective when filed, and, subject to applicable lock-up agreements, these shares may be resold without restriction in the public marketplace.

New investors in our common stock will experience immediate and substantial dilution after this offering.

The initial public offering price of our common stock will be substantially higher than the pro forma net tangible book value per share of the outstanding common stock immediately after the offering. Based on an assumed initial public offering price of $             per share and our net tangible book value as of September 30, 2006, if you purchase our common stock in this offering you will pay more for your shares than the amounts paid by certain existing stockholders for their shares, and you will suffer immediate dilution of approximately $             per share in pro forma net tangible book value. In the past, we have issued options and a warrant to acquire common stock at prices significantly below the initial public offering price. As of September 30, 2006, 3,526,434 shares of our common stock were issuable upon exercise of currently outstanding stock options, at a weighted average exercise price of $0.19 per share, 17,578 shares of our common stock were issuable upon the exercise of an outstanding warrant, at an exercise price of $0.96 per common share, and up to 3,235,677 shares of our common stock were reserved for future issuance under our 2001 Equity Incentive Plan. In addition, 3,400,000 shares are reserved for issuance under our 2006 Equity Incentive Plan and our 2006 Employee Stock Purchase Plan, which will become effective immediately upon the signing of the underwriting agreement for this offering. Our 2006 Equity Incentive Plan also provides for annual increases in the number of shares that may be granted under that plan. If all currently outstanding stock options and our outstanding warrant were exercised, you would suffer additional dilution and pro forma as adjusted net tangible book value after this offering would be decreased to $             per share. As a result of this dilution, investors purchasing stock in this offering may receive significantly less than the full purchase price that they paid for the shares purchased in this offering in the event of a liquidation.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and the NASDAQ Global Market, have imposed various new requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these new compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal controls for financial reporting and disclosure controls and procedures. As a result of our compliance with Section 404, we will incur substantial accounting expense and expend significant management efforts and we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge to ensure such compliance.

Changes to existing accounting pronouncements or taxation rules or practices may affect how we conduct our business and affect our reported results of operations.

A change in accounting pronouncements or taxation rules or practices can have a significant effect on our reported results and may even affect our reporting of transactions completed before the change is effective. During the first quarter of fiscal 2006, we adopted the provisions of, and account for stock-based compensation in accordance with, the Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, or SFAS No. 123(R), which revises Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, or SFAS 123, and supersedes Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Under the fair value recognition provisions of SFAS 123(R), stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense on a straight-line basis over the requisite service period, which is generally the vesting period. The effective date of this new standard for our financial statements was January 1, 2006. Adoption of this statement could have a significant impact on our future financial statements, as we are now required to expense the fair value of our stock option grants and stock purchases under our equity benefit plans rather than disclose the impact on our net loss within our footnotes. The impact of SFAS No. 123(R) on our financial statements and related disclosures are expected to be material to our future results of operations. Our actual stock-based compensation expense in 2006 and in the future will be dependent on a number of factors, including the amount of awards granted and the fair value of those awards at the time of grant, as well as any changes in underlying assumptions used to determine fair value under our pricing model. Other new accounting pronouncements or taxation rules and varying interpretations of accounting pronouncements or taxation practice have occurred and may occur in the future. Changes to existing rules, future changes, if any, or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business.

We have broad discretion in the use of the net proceeds from this offering, and we may not use these proceeds effectively.

We have not determined the specific allocation of the net proceeds of this offering. Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not necessarily improve our results of operations or enhance the value of our common stock. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business or financial condition, cause the price of our common stock to decline and delay product development.

FORWARD-LOOKING STATEMENTS

Some of the statements under the sections of this prospectus entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” and elsewhere in this prospectus contain forward-looking statements. In some cases, you can identify forward-looking statements by the following words: “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Many important factors affect our ability to achieve our objectives, including:

•	our ability to obtain and maintain regulatory clearance or approval of our products;

•	our plans to develop and commercialize our products;

•	the successful development of our sales and marketing capabilities;

•	our use of the proceeds from this offering; and

•	our ability to obtain and maintain intellectual property protection for our products.

In addition, you should refer to the section of this prospectus entitled “Risk Factors” for a discussion of other important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the shares of our common stock in this offering will be approximately $              million, or approximately $              million if the underwriters exercise their right to purchase additional shares of common stock to cover any over-allotments in full, based upon an assumed initial public offering price of $              per share, the mid-point of the range reflected on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses. Each $              increase (decrease) in the assumed initial public offering price of $              per share would increase (decrease) the net proceeds to us from this offering by approximately $              million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. We may also increase or decrease the number of shares we are offering. Each increase of              million shares in the number of shares offered by us, together with a concomitant $              increase in the assumed initial public offering price of $              per share, would increase the net proceeds to us from this offering by approximately $              million. Similarly, each decrease of              million shares in the number of shares offered by us, together with a concomitant $              decrease in the assumed initial public offering price of $              per share, would decrease the net proceeds to us from this offering by approximately $              million. We do not expect that a change in the offering price or the number of shares by these amounts would have a material effect on our uses of the proceeds from this offering, although it may impact the amount of time prior to which we will need to seek additional capital.

We currently expect to use our net proceeds from this offering as follows:

•	approximately $ million for research and product development activities;

•	approximately $ million for sales and marketing activities; and

•	the remainder to fund working capital and other general corporate purposes.

We may also use a portion of the proceeds for the potential acquisition of, or investment in, other products that we may develop, intellectual property rights or companies that complement our business, although we have no current understandings, commitments or agreements to do so.

The expected use of net proceeds of this offering represents our current intentions based upon our present plans and business conditions. The amounts we actually expend in these areas may vary significantly from our current intentions and will depend upon a number of factors, including FDA approval of our products, future sales growth, success of research and product development efforts, cash generated from future operations and actual expenses to operate our business. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to be received upon the closing of this offering. Accordingly, our management will have broad discretion in the application of the net proceeds, and investors will be relying on the judgment of our management regarding the application of the proceeds of this offering.

The amount and timing of our expenditures will depend on several factors, including the progress of our research and development efforts and the amount of cash used by our operations. Pending their uses, we plan to invest the net proceeds of this offering in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business. We do not intend to pay cash dividends on our common stock for the foreseeable future. Any future determination related to dividend policy will be made at the discretion of our board of directors.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2006:

•	on an actual basis;

•	on an as adjusted basis to reflect:

•	the conversion of all of our outstanding shares of preferred stock into 37,987,745 shares of common stock immediately prior to the closing of this offering; and

•	the sale of shares of common stock in this offering at an assumed initial offering price of $ per share, the mid-point of the range reflected on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses.

You should read the information in this table together with our financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

	As of September 30, 2006
	Actual	As Adjusted(1)
	($ in thousands, except share data)
Long-term debt, net of current portion	$32		$32

Redeemable convertible preferred stock, $0.001 par value, issuable in series, 41,500,000 shares authorized, 37,987,745 shares issued and outstanding, actual; no shares authorized, issued and outstanding, as adjusted	72,476		—

Stockholders’ equity (deficit):
Preferred stock, $0.001 par value; no shares authorized, issued and outstanding, actual; $0.0001 par value, 15,000,000 shares authorized, no shares issued and outstanding, as adjusted	—		—
Common stock, $0.001 par value, 76,500,000 shares authorized, 9,612,214 shares issued and outstanding, actual; $0.0001 par value, 150,000,000 shares authorized, shares issued and outstanding, as adjusted	10
Additional paid-in capital	—
Accumulated deficit	(55,408)

Total stockholders’ equity (deficit)	(55,398)

Total capitalization	$17,110	$

(1)	Each $ increase (decrease) in the assumed public offering price of $ per share, the mid-point of the range reflected on the cover page of this prospectus, would increase (decrease) each of additional paid-in capital, total stockholders’ equity and total capitalization by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase of million shares in the number of shares offered by us, together with a concomitant $ increase in the assumed initial public offering price of $ per share, would increase each of additional paid-in capital, total stockholders’ equity and total capitalization by approximately $ million. Similarly, each decrease of million shares in the number of shares offered by us, together with a concomitant $ decrease in the assumed initial public offering price of $ per share, would decrease each of additional paid-in capital, total stockholders’ equity and total capitalization by approximately $ million. The as adjusted information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.

The outstanding share information in the table above excludes as of September 30, 2006:

•	3,526,434 shares of common stock issuable upon the exercise of outstanding options with a weighted average exercise price of $0.19 per share;

•	17,578 shares of common stock issuable upon the exercise of an outstanding warrant, with an exercise price of $0.96 per share;

•	3,235,677 shares of common stock reserved for future issuance under our 2001 Equity Incentive Plan;

•	3,400,000 shares of common stock reserved for future issuance under our 2006 Equity Incentive Plan and 2006 Employee Stock Purchase Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under these benefit plans; and

•	the issuance of 2,458,354 shares of Series D preferred stock in October 2006 at $2.07 per share.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share and the pro forma net tangible book value per share of our common stock after this offering. Net tangible book value per share is determined by dividing the number of outstanding shares of our common stock into our total tangible assets (total assets less intangible assets) less total liabilities and redeemable convertible preferred stock. As of September 30, 2006, we had a historical net tangible book value (deficit) of our common stock of $(55.9) million, or approximately $(5.82) per share, not taking into account the conversion of our outstanding redeemable convertible preferred stock. The pro forma net tangible book value of our common stock as of September 30, 2006 was approximately $16.6 million, or approximately $0.35 per share, based on the number of shares outstanding as of September 30, 2006, after giving effect to the conversion of all outstanding redeemable convertible preferred stock into shares of common stock upon the closing of this offering.

Investors participating in this offering will incur immediate, substantial dilution. After giving effect to the sale of common stock offered in this offering at an assumed initial public offering price of $         per share, the mid-point of the range reflected on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of September 30, 2006 would have been approximately $         million, or approximately $         per share of common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $         per share to existing stockholders, and an immediate dilution of $         per share to investors participating in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Historical net tangible book value per share as of September 30, 2006	$(5.82)
Pro forma increase in net tangible book value per share attributable to conversion of redeemable convertible preferred stock	6.17

Pro forma net tangible book value per share before this offering	$0.35

Pro forma increase in net tangible book value per share attributable to investors participating in this offering

Pro forma as adjusted net tangible book value per share after this offering

Pro forma dilution per share to investors participating in this offering		$

Each $         increase (decrease) in the assumed public offering price of $         per share would increase (decrease) our pro forma as adjusted net tangible book value by approximately $         million, or approximately $         per share, and the pro forma dilution per share to investors in this offering by approximately $         per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase of          million shares in the number of shares offered by us, together with a concomitant $         increase in the assumed initial public offering price of $         per share, would result in an as pro forma adjusted net tangible book value of approximately $         million, or $         per share, and the pro forma dilution per share to investors in this offering would be $         per share. Similarly, a decrease of          million shares in the number of shares offered by us, together with a concomitant $         decrease in the assumed initial public offering price of $         per share, would result in an pro forma as adjusted net tangible book value of approximately $         million, or $         per share, and the pro forma dilution per share to investors in this offering would be $         per share. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.

If the underwriters exercise their option in full to purchase          additional shares of common stock in this offering, the pro forma as adjusted net tangible book value per share after the offering would be $         per share,

the increase in the pro forma net tangible book value per share to existing stockholders would be $         per share and the pro forma dilution to new investors purchasing common stock in this offering would be $         per share.

The following table summarizes, on a pro forma basis as of September 30, 2006, the differences between the number of shares of common stock purchased from us, the total consideration and the weighted average price per share paid by existing stockholders and by investors participating in this offering at an assumed initial public offering price of $         per share, before deducting underwriting discounts and commissions and estimated offering expenses:

	Shares Purchased		Total Consideration		Weighted Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders before this offering		%	$	%	$
Investors participating in this offering

Total		%	$	%	$

The above discussion and tables also assume no exercise of any outstanding stock options or a warrant except as set forth above. As of September 30, 2006, there were:

•	3,526,434 shares of common stock issuable upon the exercise of outstanding options with a weighted average exercise price of $0.19 per share;

•	17,578 shares of common stock issuable upon the exercise of an outstanding warrant, with an exercise price of $0.96 per share;

•	3,235,677 shares of common stock reserved for future issuance under our 2001 Equity Incentive Plan; and

•	3,400,000 shares of common stock reserved for future issuance under our 2006 Equity Incentive Plan and 2006 Employee Stock Purchase Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under these benefit plans.

The above discussion and table excludes the issuance of 2,458,354 shares of Series D preferred stock in October 2006 at $2.07 per share.

The following table summarizes, on a pro forma basis as of September 30, 2006, after giving effect to the exercise of all stock options and a warrant outstanding as of September 30, 2006, the differences between the number of shares of common stock purchased from us, the total consideration and the weighted average price per share paid by existing stockholders and by investors participating in this offering at an assumed initial public offering price of $         per share, before deducting underwriting discounts and commissions and estimated offering expenses:

	Shares Purchased		Total Consideration		Weighted Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders before this offering		%	$	%	$
Investors participating in this offering

Total		%	$	%	$

The number of shares of common stock outstanding in the table above is based on the pro forma number of shares outstanding as of September 30, 2006 and assumes no exercise of the underwriters’ option to purchase additional shares. If the underwriters’ option to purchase additional shares is exercised in full, the number of shares of common stock held by existing stockholders will be reduced         % of the total number of shares of

common stock to be outstanding after this offering, and the number of shares of common stock held by investors participating in this offering will be increased to          shares or     % of the total number of shares of common stock to be outstanding after this offering.

Effective upon the closing of this offering, an aggregate of 6,635,677 shares of our common stock will be reserved for future issuance under our equity benefit plans, and these share reserves will also be subject to automatic annual increases in accordance with the terms of the plans. To the extent that any of these options or the warrant are exercised, new options are issued under our equity benefit plans or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering.

SELECTED FINANCIAL DATA

The following selected financial data should be read together with our financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus. The selected financial data in this section is not intended to replace our financial statements and the accompanying notes. Our historical results are not necessarily indicative of our future results.

We derived the statements of operations data for the years ended December 31, 2003, 2004 and 2005 and the balance sheet data as of December 31, 2004 and 2005 from our audited financial statements appearing elsewhere in this prospectus. The statement of operations data for the nine months ended September 30, 2005 and 2006 and the balance sheet data as of September 30, 2006 have been derived from our unaudited financial statements included elsewhere in this prospectus. The statement of operations data for the years ended December 31, 2001 and 2002 and the balance sheet data as of December 31, 2001 and 2002 are derived from our unaudited financial statements, which are not included in this prospectus. The balance sheet data as of December 31, 2003 are derived from our audited financial statements not included in this prospectus.

	Years Ended December 31,					Nine Months Ended September 30,
	2001	2002	2003	2004	2005	2005	2006
	($ in thousands, except share and per share data)
Statements of Operations Data:
Revenue	$—	$—	$—	$—	$95	$—	$2,403
Cost of revenue	—	—	—	—	54	—	1,248

Gross profit	—	—	—	—	41	—	1,155
Operating expenses:
Research and development	87	1,272	1,601	3,716	4,752	3,423	5,562
Selling, general and administrative	449	1,016	1,645	1,486	4,198	2,159	9,083

Total operating expenses	536	2,288	3,246	5,202	8,950	5,582	14,645

Operating loss	(536)	(2,288)	(3,246)	(5,202)	(8,909)	(5,582)	(13,490)
Interest income (expense), net	21	7	(76)	87	72	37	214
Other income (expenses), net	(1)	—	16	(3)	(10)	(11)	(66)

Net loss	(516)	(2,281)	(3,306)	(5,118)	(8,847)	(5,556)	(13,342)

Accretion of redeemable convertible preferred stock	—	—	(280)	(3,224)	(4,437)	(2,170)	(15,211)

Net loss attributable to common stockholders	$(516)	$(2,281)	$(3,586)	$(8,342)	$(13,284)	$(7,726)	$(28,553)

Net loss per share:
Basic and diluted(1)	$(0.08)	$(0.25)	$(0.38)	$(0.89)	$(1.42)	$(0.82)	$(3.03)

Weighted average number of shares used in computation:	6,578,304	9,281,654	9,359,325	9,359,325	9,370,346	9,366,477	9,439,416
Pro forma net loss per share (unaudited):
Basic and diluted(1)					$(0.23)		$(0.28)

Weighted average number of shares used in computation:					38,911,768		47,427,161

(1)	Please see Note 3 to the notes to our audited financial statements for an explanation of the method used to calculate basic and diluted net loss per share attributable to common stockholders, the pro forma basic and diluted net loss per share and the number of shares used in the computation of the per share amounts.

	As of December 31,					As of September 30, 2006
	2001	2002	2003	2004	2005
	($ in thousands)
Balance Sheet Data:
Cash and cash equivalents	$1,153	$732	$10,086	$2,506	$12,694	$15,737
Working capital	1,153	589	9,870	5,013	11,579	16,216
Total assets	1,178	765	10,217	5,892	14,095	19,539
Long-term debt, net of current portion	—	1,013	19	397	177	32
Redeemable convertible preferred stock	2,514	2,514	16,249	19,473	39,781	72,476
Total stockholders’ deficit	(286)	(2,686)	(6,267)	(14,586)	(27,839)	(55,398)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with our financial statements and related notes appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. You should review the “Risk Factors” section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements described in the following discussion and analysis.

Overview

We are a medical device company that has developed and is commercializing a proprietary wireless sensing and communication technology for the human body. Our technology platform is designed to enable the improved management of patients with severe chronic cardiovascular diseases such as heart failure, aneurysms and hypertension. In October 2005, we received approval from the U.S. Food and Drug Administration, or FDA, for our EndoSure Wireless AAA Pressure Measurement System, or EndoSure system. We commenced initial commercial shipments of our EndoSure system in December 2005.

To support the launch of our EndoSure system, we have built a direct sales force in the United States to market the EndoSure system to physicians who treat AAA, including vascular surgeons, radiologists and cardiologists. Our sales and marketing initiatives include continuing medical education programs and involvement in industry trade shows. In addition, we use clinical studies, cost-benefit data and case studies in our selling process. Our clinical specialists provide technical and implantation support for our EndoSure system to physicians and their hospital staff. We believe that this combination of sales managers, clinical specialists and technical support staff provides an appropriate balance of professional selling skills and ongoing customer education and support.

We currently sell our EndoSure sensors in the United States to medical facilities through a direct sales force that is supported by our internal marketing organization. Our external electronics modules are generally provided at no cost to medical facilities that purchase our sensors.

We currently produce commercial quantities of the EndoSure system for AAA patients. We outsource the majority of the wireless sensor manufacturing processes to external manufacturers and conduct the remaining manufacturing processes at our facility. Our external electronics modules are manufactured entirely by a third-party electronics contract manufacturer to our specifications.

We have a pipeline of cardiovascular products that leverage our core wireless sensing technology. We are adapting our EndoSure system for use in patients with heart failure and in patients with hypertension. We initiated our heart failure clinical studies in South America in February 2006, in Europe in October 2006 and in the United States in December 2006. These feasibility studies are designed to assess the sensor’s ability to help heart failure patients avoid hospitalizations by providing early detection of a worsening of their condition. We are currently engaged in pre-clinical testing to determine the feasibility of our sensor for hypertensive patients.

We were incorporated in Delaware in November 2000 and since inception, we have devoted substantially all of our resources to start-up activities, raising capital and research and development, including product design, testing, manufacturing and clinical trials. We expect to spend considerable resources to further the commercialization of our EndoSure system as well as the continued clinical development of our technology platform. We have incurred losses since our inception and, as of September 30, 2006, we had an accumulated deficit of $55.4 million.

Results of Operations

Nine Months Ended September 30, 2005 Compared to Nine Months Ended September 30, 2006

Revenue. Our revenue in the nine months ended September 30, 2006 was from the sale of our EndoSure sensors.

	Nine Months Ended September 30,		Change
	2005	2006	$	%
	($ in thousands)
Revenue	$—	$2,403	$2,403	—%

Cost of Revenue. Cost of revenue consists of material, labor, freight and the associated overhead costs related to the processes employed in the production of our EndoSure sensors. The total costs of producing and distributing our external electronics modules are also included in cost of revenue. We do not sell our external electronics modules, rather, we provide them to medical facilities at no cost. Our cost of revenue is affected by a variety of factors, including supplier pricing, production volumes, yield and scrap and manufacturing efficiencies.

Cost of revenue for the nine months ended September 30, 2005 and 2006 were as follows:

	Nine Months Ended September 30,		Change
	2005	2006	$	%
	($ in thousands)
Cost of revenue	$—	$1,248	$1,248	—%

The increase in cost of revenue is the result of commencing sales of our EndoSure sensors and the cost of providing our external electronics modules. We expect that as production processes mature and our sensor revenue volumes increase, our cost of revenue as a percentage of revenue will decrease. Cost of revenue was 51.9% of revenue for the nine months ended September 30, 2006.

Research and Development Expenses. Research and development expenses consist of engineering, product development and clinical and regulatory expenses, including salary, benefits and stock-based compensations. Research and development expenses also include consulting fees, materials, supplies and clinical trials, including trial design, clinical site reimbursement, data management and associated travel expenses.

Research and development expenses for the nine months ended September 30, 2005 and 2006 were as follows:

	Nine Months Ended September 30,		Change
	2005	2006	$	%
	($ in thousands)
Research and development	$3,423	$5,562	$2,139	62.5%

The increase in research and development expenses from the nine months ended September 30, 2005 to the nine months ended September 30, 2006 was primarily due to a $982,000 increase in salary and benefit expense associated with increased headcount, a $513,000 increase in product development costs including materials and supplies and a $516,000 increase in clinical trial expense. There was no stock-based compensation recorded in research and development for the nine months ended September 30, 2005. Research and development expenses for the nine months ended September 30, 2006 included $112,000 of stock-based compensation, which is primarily attributable to the adoption of Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, or SFAS No. 123(R), on January 1, 2006. We expect our research and development expenses to continue to increase as we improve and broaden our product portfolio.

Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of salaries and other related costs for personnel in the executive, financial, sales, marketing, legal and administrative functions. Other expenses include costs associated with attending medical conferences and trade shows, professional fees for legal, consulting and accounting services, marketing fees, depreciation, travel expenses and stock-based compensation.

Selling, general and administrative expenses for the nine months ended September 30, 2005 and 2006 were as follows:

	Nine Months Ended September 30,		Change
	2005	2006	$	%
	($ in thousands)
Selling, general and administrative	$2,159	$9,083	$6,924	320.7%

The increase in selling, general and administrative expenses from the nine months ended September 30, 2005 to the nine months ended September 30, 2006 was primarily due to a $4.4 million increase in salary and benefit expense associated with increased headcount, a $1.4 million increase in sales and marketing related costs, a $452,000 increase in facility, administrative and depreciation expenses and a $170,000 increase in consulting fees. Selling, general and administrative expenses for the nine months ended September 30, 2005 included $20,000 of stock-based compensation expense related to stock options granted during this period. Selling, general and administrative expenses for the nine months ended September 30, 2006 included $521,000 of stock-based compensation, which is primarily attributable to the adoption of SFAS No. 123(R) on January 1, 2006. We expect our selling, general and administrative expenses to increase as we expand our sales and marketing functions.

Interest Income (Expense), Net. Interest income, net for the nine months ended September 30, 2005 and 2006 was as follows:

	Nine Months Ended September 30,		Change
	2005	2006	$	%
	($ in thousands)
Interest income, net	$37	$214	$177	478.4%

The increase in interest income, net from the nine months ended September 30, 2005 to the nine months ended September 30, 2006 was due primarily to higher cash and cash equivalent balances following the closing of the Series C preferred stock financing in November 2005, higher average interest rates in 2006 and a reduction of the balance of our equipment financing note.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2005

Revenue. Revenue for 2004 and 2005 was as follows:

	Year Ended December 31,		Change
	2004	2005	$	%
	($ in thousands)
Revenue	$—	$95	$95	—%

The increase in revenue from 2004 to 2005 was the result of the sale of our EndoSure sensors.

Cost of Revenue. Cost of revenue for 2004 and 2005 was as follows:

	Year Ended December 31,		Change
	2004	2005	$	%
	($ in thousands)
Cost of revenue	$—	$54	$54	—%

The increase in cost of revenue from 2004 to 2005 was the result of the initial sales of our EndoSure sensors and the cost of providing our external electronics modules. Cost of revenue was 56.8% of revenue for 2005.

Research and Development Expenses. Research and development expenses for 2004 and 2005 were as follows:

	Year Ended December 31,		Change
	2004	2005	$	%
	($ in thousands)
Research and development	$3,716	$4,752	$1,036	27.9%

The increase in research and development expenses from 2004 to 2005 was primarily due to a $774,000 increase in salary and benefit expense associated with an increase in headcount, a $155,000 increase in product development costs including materials and supplies and a $95,000 increase in clinical trial expense.

Selling, General and Administrative Expenses. Selling, general and administrative expenses from 2004 and 2005 were as follows:

	Year Ended December 31,		Change
	2004	2005	$	%
	($ in thousands)
Selling, general and administrative	$1,486	$4,198	$2,712	182.5%

The increase in selling, general and administrative expenses from 2004 to 2005 was primarily due to a $1.2 million increase in salary and benefit expense associated with an increase in headcount, a $708,000 increase in sales and marketing related costs, a $329,000 increase in facility, administrative and depreciation expenses and a $371,000 increase in legal and professional fees related to patent filings and general corporate matters. Included in our selling, general and administrative expense for 2005 is $27,000 of stock-based compensation due to the grant of stock options compared to $14,000 for 2004.

Interest Income (Expense), Net. Interest income, net for 2004 and 2005 was as follows:

	Year Ended December 31,		Change
	2004	2005	$	%
	($ in thousands)
Interest income, net	$87	$72	$(15)	(17.2)%

The decrease in interest income, net from 2004 to 2005 was due primarily to higher interest-bearing average debt balances during 2004.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2004

Revenue. We did not recognize any revenue in 2003 or 2004.

Cost of Revenue. There was no cost of revenue in 2003 or 2004.

Research and Development Expenses. Research and development expenses for 2003 and 2004 were as follows:

	Year Ended December 31,		Change
	2003	2004	$	%
	($ in thousands)
Research and development	$1,601	$3,716	$2,115	132.1%

The increase in research and development expenses from 2003 to 2004 was primarily due to a $691,000 increase in salary and benefit expense associated with an increase in headcount, a $598,000 increase in clinical trial expenses, a $559,000 increase in materials and supplies, a $157,000 increase in facility and administrative costs and a $124,000 increase in consulting fees.

Selling, General and Administrative Expenses. Selling, general and administrative expenses for the year ended December 31, 2003 and 2004 were as follows:

	Year Ended December 31,		Change
	2003	2004	$	%
	($ in thousands)
Selling, general and administrative	$1,645	$1,486	$(159)	(9.7)%

The decrease in selling, general and administrative expenses from 2003 to 2004 was primarily due to a $401,000 decrease in legal expenses, offset by an increase of $117,000 in facility, administrative and depreciation expense and $123,000 in salary and benefit expense.

Interest Income (Expense), Net. Interest income (expense), net for 2003 and 2004 was as follows:

	Year Ended December 31,		Change
	2003	2004	$	%
	($ in thousands)
Interest income (expense), net	$(76)	$87	$163	N/A

The increase in interest income (expense), net from 2003 to 2004 was due primarily to higher cash and cash equivalent balances from the closing of the Series B preferred stock financing in November 2003 and the reduction of our debt balances through the conversion of an outstanding promissory note to equity as part of the Series B preferred stock financing.

Liquidity and Capital Resources

We have incurred losses since our inception in November 2000 and, as of September 30, 2006 we had an accumulated deficit of $55.4 million. We have financed our operations to date principally through the sale of preferred stock, debt financing and interest earned on investments. Through September 30, 2006, we have received net proceeds of $49.4 million from the issuance of common and preferred stock. Working capital as of September 30, 2006 was $16.2 million. From inception through September 30, 2006, we recognized revenue of

$2.5 million from the sales of our EndoSure sensor. Our cash and investment balances are held in a variety of interest bearing instruments, including corporate bonds, commercial paper and money market funds. Cash in excess of immediate requirements is invested in accordance with our investment policy primarily with a view to liquidity and capital preservation.

Cash Flows

The following table summarizes our cash flows for 2003, 2004 and 2005 and the nine months ended September 30, 2005 and 2006:

	Year Ended December 31,			Nine Months Ended September 30,
	2003	2004	2005	2005	2006
	($ in thousands)
Cash flow (used in) provided by:
Operating activities	$(3,026)	$(4,940)	$(8,178)	$(4,753)	$(13,160)
Investing activities	(56)	(3,240)	2,705	2,872	(1,487)
Financing activities	12,436	600	15,661	(154)	17,690

Increase (decrease) in cash and cash equivalents	$9,354	$(7,580)	$10,188	$(2,035)	$3,043

Operating Activities. Net cash used in operating activities primarily represents our net loss for the periods presented. The increase of $8.4 million in cash used in operating activities for the nine months ended September 30, 2005 compared to the nine months ended September 30, 2006 was due to an increase in net loss of $7.8 million, increased net accounts receivable of $504,000, an increase in inventory of $217,000 and a $569,000 decrease in accounts payable and accrued expenses, partially offset by a net $613,000 increase in stock-based compensation.

Net cash used in operating activities increased $3.2 million from 2004 to 2005 due to a $3.7 million increase in net loss, together with a $585,000 increase in inventory and a $146,000 increase in net accounts receivable, offset by a $1.2 million increase in accounts payable and accrued expenses.

Net cash used in operating activities increased $1.9 million from 2003 to 2004 due to a $1.8 million increase in the net loss.

Investing Activities. Net cash used in investing activities for the nine months ended September 30, 2006 was related to investments of $1.2 million in short-term investments, a $331,000 investment in patent and trademark development and $169,000 in property and equipment purchases, offset by $197,000 in proceeds from the sale of short-term investments. Net cash provided by investing activities for the nine months ended September 30, 2005 was related to proceeds of $3.0 million from the sale of short-term investments offset by a $122,000 investment in patent and trademark development.

Net cash provided by investing activities in 2005 was due to proceeds of $3.0 million from the sale of short-term investments, offset by $194,000 in investments in patent and trademark development and purchases of $134,000 in property and equipment. Net cash used by investing activities in 2004 was due to investments of $4.2 million in short-term investments and $230,000 in property and equipment purchases, offset by $1.2 million in proceeds from the sale of short-term investments.

Net cash used in investing activities increased from 2003 to 2004. The increase was the result of investments of $4.2 million in short-term investments and purchases of $174,000 in property and equipment, offset by $1.2 million in proceeds from the sale of short-term investments.

Financing Activities. Net cash used in financing activities for the nine months ended September 30, 2005 was related to $156,000 in payments on outstanding notes. Net cash provided by financing activities for the nine months ended September 30, 2006 was related to $17.5 million in proceeds from the Series D preferred stock financing, partially offset by $163,000 in payments on outstanding notes.

Net cash flows provided by financing activities for 2003, 2004 and 2005 consisted of the following:

•	sale of our Series B preferred stock in November 2003, with net proceeds of $12.4 million;

•	cash of $653,000 from borrowings of long term debt in April 2004; and

•	sale of our Series C preferred stock in November 2005, with net proceeds of $15.9 million.

Operating Capital and Capital Expenditure Requirements

To date, we have only commercialized one of our products and we have not achieved profitability. We anticipate that we will continue to incur substantial net losses for the next several years as we develop our products, prepare for the potential commercial launch of our heart failure and hypertension sensors, develop the corporate infrastructure required to manufacture and sell our products and operate as a publicly traded company as well as pursue additional applications for our technology platform.

We believe the net proceeds from this offering, together with our forecasted revenue, cash, cash equivalents and investment balances and interest income we earn on these balances will be sufficient to meet our anticipated cash requirements through at least the next 24 months. If our available cash, cash equivalents and investment balances and net proceeds from this offering are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or debt securities or enter into a credit facility. The sale of additional equity and debt securities may result in dilution to our stockholders. If we raise additional funds through the issuance of debt securities, these securities could have rights senior to those of our common stock and could contain covenants that would restrict our operations. We may require additional capital beyond our currently forecasted amounts. Any such required additional capital may not be available on reasonable terms, if at all. If we are unable to obtain additional financing, we may be required to reduce the scope of, delay, or eliminate some or all of, our planned research, development and commercialization activities, which could materially harm our business.

Our forecast of the period of time through which our financial resources will be adequate to support our operations, the costs to complete development of products and the cost to commercialize our future products are forward-looking statements and involve risks and uncertainties, and actual results could vary materially and negatively as a result of a number of factors, including the factors discussed in the “Risk Factors” section of this prospectus. We have based these estimates on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect.

Because of the numerous risks and uncertainties associated with the development of medical devices, such as our wireless sensor systems, we are unable to estimate the exact amounts of capital outlays and operating expenditures necessary to complete the development of our future products and successfully deliver any such products to the market. Our future capital requirements will depend on many factors, including but not limited to the following:

•	the rate of progress and cost of our clinical trials and other development activities for our future products;

•	the success of our research and development efforts;

•	the costs and timing of regulatory approval;

•	the expenses we incur in developing, selling and marketing our products;

•	the revenue generated by sales of our future products;

•	the emergence of competing or complementary technological developments;

•	the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual product rights;

•	the terms and timing of any collaborative, licensing or other arrangements that we may establish; and

•	the acquisition of businesses, products and technologies, although we currently have no commitments or agreements relating to any of these types of transactions.

Working capital as of September 30, 2006 was $16.2 million, consisting of $18.6 million in current assets and $2.4 million in current liabilities. Working capital as of December 31, 2005 was $11.6 million, consisting of $13.6 million in current assets and $2.0 million in current liabilities.

Contractual Obligations

The following table summarizes our outstanding contractual obligations as of December 31, 2005 and the effect those obligations are expected to have on our liquidity and cash flows in future periods:

	Payment Due by Period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	($ in thousands)
Operating leases	$2	$2	$—	$—	$—
Capital leases	4	2	2	—	—
Long-term debt	418	236	182	—	—
Purchase commitments	463	272	191	—	—

Total	$887	$512	$375	$—	$—

The table above reflects only payment obligations that are fixed and determinable. Our purchase commitments represent our agreement, dated March 2005, with Sparton Medical Systems, Inc. to manufacture our external electronics modules. Long-term debt includes $21,000 of interest due, calculated based on the individual advances. There has been no material change in these obligations other than scheduled payments through September 30, 2006.

Credit Facilities

Loan and Security Agreement. In April 2004, we entered into a loan and security agreement with Silicon Valley Bank. The loan and security agreement provides that we may borrow up to $1.0 million at an interest rate equal to the greater of (i) the prime rate plus 0.75% (ii) or 4.75%. The proceeds of the loan may be used for the purchase of equipment and other development costs. Payments are required to be made on a monthly basis over a 36 month repayment period for each equipment advance. The outstanding balance is collateralized by the equipment purchased with the proceeds from each equipment advance. As of September 30, 2006, the outstanding balance on the loan was $233,000 and the last payment is due in December 2007.

Line of Credit. In November 2005, we entered into a line of credit, or the credit facility, with Medtronic, Inc., which matures on November 18, 2011. The credit facility allows us to borrow up to $5.0 million. The credit facility carries a fixed interest rate equal to 9%, with interest payable in arrears on the maturity date. The credit facility is collateralized by all our assets. No amounts were outstanding under the credit facility as of September 30, 2006.

Off-Balance Sheet Arrangements

During 2003, 2004, 2005 and the nine months ended September 30, 2006, we did not engage in any off-balance sheet arrangements.

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported expenses during the reporting periods. We evaluate our estimates and judgments on an ongoing basis. Actual results may differ materially from these estimates under different assumptions or conditions.

Revenue Recognition

We generate revenue from the sale of our EndoSure sensors to medical facilities. The elements of a typical revenue arrangement can include the EndoSure sensor, a wireless sensor which is a single-procedure product, an external electronics module, and an initial training session. Revenue is recognized in accordance with Staff Accounting Bulletin No. 104, Revenue Recognition in Financial Statements, or SAB No. 104, which requires that persuasive evidence of a sales arrangement exists, delivery of goods occurs through transfer of title and risk and rewards of ownership, the selling price is fixed or determinable and collectibility is reasonably assured. Initial training of hospital personnel is considered to be essential to the functionality of the EndoSure system. Revenue is generally recognized when delivery of all EndoSure system components is confirmed for a given customer and the aforementioned criteria under SAB No. 104 are met. Initial training and delivery of our external electronics modules are only required on the initial sale of an EndoSure sensor. Subsequent sales of our EndoSure sensors do not require training or delivery of external electronics modules in order to be recognized as revenue.

Our EndoSure sensors require the external electronics module in order to be functional. Accordingly, the initial purchase of EndoSure sensors is not considered delivered until the customers have taken delivery of the external electronics module. Generally, we do not charge our customers for an external electronics module. The external electronics module costs are charged as a direct cost and included in cost of revenue in the period an external electronics module is delivered. We apply Emerging Issues Task Force, Revenue Arrangements with Multiple Deliverables, or EITF No. 00-21, when accounting for the EndoSure system. EITF No. 00-21 requires that we assess whether the different elements qualify for separate accounting. Since we do not have objective evidence of the fair value of the undelivered elements, generally an external electronics module and training, it was determined that the arrangement should be accounted for as a single unit of accounting.

Our external electronics modules are operated by our proprietary embedded software application. We considered paragraph two of AICPA Statement of Position No. 97-2, Software Revenue Recognition, and determined that the embedded software is incidental to the functionality of our external electronics modules. Therefore, Statement of Position No. 97-2 is not applicable.

We maintain sensor inventory at various medical facilities under the custody of the medical facility personnel for use in emergency procedures. We recognize revenue on sales to these customers when the revenue criteria have been met, which occurs when the medical facility customer informs us that a sensor has been removed from inventory and used in a procedure.

Allowance for Doubtful Accounts

We perform ongoing evaluations of our customers and continuously monitor collections and payments and estimate an allowance for doubtful accounts based on the aging of the underlying receivables, our experience to date and any specific collection issues we have identified. We believe appropriate reserves have been established, but may not adequately predict future credit losses. If the financial condition of our customers were to deteriorate and result in an impairment of their ability to make payments, additional allowances may be required which would result in additional selling, general and administrative expense in the period such determination is made.

Inventories

Inventories are stated at the lower of cost or market, with cost determined on a first-in, first-out basis. Inventories include raw materials, work in progress and finished goods. Inventory amounts include the expense to manufacture the item, such as the expense of raw materials, labor and other applied direct and indirect expenses. We continuously review our inventory for obsolescence and marketability. If the estimated market value, which is based upon assumptions about future demand and market conditions, falls below cost, the inventory value is reduced to market value. If technology rapidly changes or actual market conditions are less favorable than those estimated by management, inventory write-downs may be required.

Stock-Based Compensation

Through December 31, 2005, we accounted for stock-based employee compensation arrangements using the intrinsic value method in accordance with the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, or APB No. 25, and complied with the disclosure-only provisions required by Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, or SFAS No. 123. We applied the intrinsic value method of accounting prescribed by APB No. 25 and related interpretations. Under this method, if the exercise price of the award equaled or exceeded the fair market value of the underlying stock on the measurement date, no compensation expense was recognized. The measurement date was the date on which the final number of shares and exercise price were known and was the grant date for awards to employees and directors. If the exercise price of the award was below the fair market value of the underlying stock on the measurement date, then compensation cost was recorded, using the intrinsic value method, and was recognized in the statements of operations over the vesting period of the award.

We account for stock-based compensation arrangements with non-employees in accordance with Emerging Issues Task Force No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, using a fair value approach. For stock options granted to non-employees, we record the expense of such services based on the estimated fair value of the equity instrument using the Black-Scholes option pricing model. The value of the equity instrument is recognized in the statements of operations over the requisite service period of the award.

As of December 31, 2005, we recorded total deferred stock-based compensation within stockholders’ deficit of $191,000. Upon adoption of SFAS No. 123(R) on January 1, 2006, this deferred stock-based compensation was reclassified to additional paid-in capital.

Adoption of SFAS No. 123(R)

Effective January 1, 2006, we adopted SFAS No. 123(R) which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees, non-employee directors, and consultants based on fair value. SFAS No. 123(R) supersedes our previous accounting under APB No. 25 and SFAS No. 123 for periods beginning in fiscal 2006. We adopted SFAS No. 123(R) using the modified prospective transition method, which requires the application of the accounting standard as of January 1, 2006, the first day of our fiscal year 2006. Under this method, compensation expense recognized for the nine months ended September 30, 2006 included: (a) expense for all stock-based awards granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) compensation expense for all stock-based awards granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123(R). In accordance with the modified prospective transition method, our statements of operations for prior periods have not been restated to reflect, and do not include, the impact of SFAS No. 123(R).

Determining the appropriate fair value model and calculating the fair value of stock-based awards require the input of highly subjective assumptions. We use the Black-Scholes option pricing model to value our stock option awards. Stock-based compensation expense is significant to our financial statements and is calculated using our best estimates which involve inherent uncertainties and the application of management’s judgment. Significant estimates include our expected term, stock price volatility and forfeiture rates.

The expected term represents the weighted-average period that our stock options are expected to be outstanding. The expected term is based on the observed and expected time to post-vesting exercise of options by employees and considers the impact of post-vesting award cancellations. As we have been operating as a private company since inception with no active market for our stock or traded options, it is not possible to use actual price volatility data. Therefore, we estimate the volatility of our common stock based on volatility of similar entities. We base the risk-free interest rate that we use in the option pricing model on U.S. Treasury zero-coupon issues with terms equal to the expected term on the options. We have never and do not anticipate paying any cash dividends in the foreseeable future and therefore use an expected dividend yield of zero in the option pricing model. In order to properly attribute compensation expense, we are required to estimate pre-vesting forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We use historical data to estimate pre-vesting forfeitures and record stock-based compensation expense only for those awards that are expected to vest. If the actual forfeiture rate is materially different from the estimate, stock-based compensation expense could be significantly different from what has been recorded in the current period. We allocate expense on a straight-line basis over the requisite service period.

There are significant differences among option valuation models, and this may result in a lack of comparability with other companies that use different models, methods and assumptions. If factors change and we employ different assumptions in the application of SFAS No. 123(R) in future periods, or if we decide to use a different valuation model, the stock-based compensation expense that we record in the future under SFAS No. 123(R) may differ significantly from what we have recorded in the current period and could materially affect our operating results.

In the absence of a public trading market for our common stock, our board of directors determined the fair market value of our common stock in good faith based upon consideration of a number of relevant factors including the status of our development and commercialization efforts, results of operations, financial status and market conditions. In November 2005, in response to Section 409A of the Internal Revenue Code of 1986, as amended, and the proposed regulations issued by the U.S. Internal Revenue Service thereunder, our board of directors retained an independent valuation firm to determine the fair market value of our common stock as of November 30, 2005. The board of directors obtained periodic valuation updates subsequent to the initial valuation. All equity awards to our employees, including executive officers, and to our directors in 2006 were granted at no less than the fair market value of our common stock as determined in good faith by our board of directors on the date of grant in accordance with the determination of the fair market value of our common stock made by the independent valuation firm and a review of material changes in our business and results of operations.

In connection with the preparation of the financial statements necessary for the filing of this registration statement, we reassessed the fair value of our common stock at option grant dates from January 1, 2006 to September 30, 2006. During March and May 2006 we granted options to employees to purchase an aggregate of 1,742,458 shares of common stock at an exercise price of $0.28 per share. The definition of grant date pursuant to Appendix E of SFAS No. 123(R) includes criteria for determining that a stock option has been granted for financial reporting purposes. One of the criteria is a mutual understanding by the employer and employee of the key terms and conditions of the stock option. As the terms of these options were not communicated to the optionees until July 2006, we determined that July 2006 is the date of grant for financial reporting purposes. We determined the reassessed fair value in July 2006 to be $1.76 per share.

Net Operating Losses and Tax Credit Carryforwards

As of September 30, 2006, we had federal net operating loss carryforwards of approximately $31.7 million and $1.1 million of research and development tax credits. These net operating loss carryforwards, if not utilized, will begin to expire in 2022. Under the provisions of Section 382 of the Internal Revenue Code of 1986, as amended, substantial changes in our ownership, including due to this offering, may limit the amount of net operating loss carryforwards that can be utilized annually in the future to offset taxable income. A valuation allowance has been established to reserve the potential benefits of these carryforwards in our financial statements to reflect the uncertainty of future taxable income required to utilize available tax loss carryforwards and other deferred tax assets. If a change in our ownership is deemed to have occurred or occurs in the future, our ability to use our net operating loss carryforwards in any fiscal year may be significantly limited.

Recent Accounting Pronouncements

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, or FIN No. 48, which clarifies the accounting for uncertainty in tax positions. FIN No. 48 requires that we recognize in our financial statements the impact of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN No. 48 are effective as of the beginning of our 2007 fiscal year, with the cumulative effect, if any, of the change in accounting principle recorded as an adjustment to opening retained earnings. We believe that FIN No. 48 will not have a material impact on our financial statements.

In September 2006, the SEC staff issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, or SAB No. 108. SAB 108 was issued in order to eliminate the diversity of practice surrounding how public companies quantify financial statement misstatements. Traditionally, there have been two widely-recognized methods for quantifying the effects of financial statement misstatements: the “roll-over” method and the “iron curtain” method. The roll-over method focuses primarily on the impact of a misstatement on the income statement — including the reversing effect of prior year misstatements — but its use can lead to the accumulation of misstatements in the balance sheet. The iron curtain method, on the other hand, focuses primarily on the effect of correcting the period-end balance sheet with less emphasis on the reversing effects of prior year errors on the income statement. In SAB No. 108, the SEC staff established an approach that requires quantification of financial statement misstatements based on the effects of the misstatements on each of the company’s financial statements and the related financial statement disclosures. This model is commonly referred to as a “dual approach” because it requires quantification of errors under both the iron curtain and the roll-over methods. There are no unadjusted differences or financial statement misstatements noted in our financial statements and related disclosures.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, or SFAS No. 157. This statement defines fair value as used in numerous accounting pronouncements, establishes a framework for measuring fair value in GAAP and expands disclosure related to the use of fair value measures in financial statements. SFAS No. 157 does not expand the use of fair value measures in financial statements, but standardizes its definition and guidance in GAAP. The statement emphasizes that fair value is a market-based measurement and not an entity-specific measurement based on an exchange transaction in which the entity sells an asset or transfers a liability (exit price). SFAS No. 157 establishes a fair value hierarchy from observable market data as the highest level to fair value based on an entity’s own fair value assumptions as the lowest level. SFAS No. 157 is to be effective for our financial statements issued in 2008; however, earlier application is encouraged. We have not yet determined the impact that the adoption of SFAS No. 157 will have on our financial statements.

Quantitative and Qualitative Disclosure of Market Risks

Our exposure to market risk is limited to our cash, cash equivalents and short-term investments which have maturities of less than one year. The goals of our investment policy are preservation of capital, fulfillment of liquidity needs and fiduciary control of cash and investments. We also seek to maximize income from our investments without assuming significant risk. To achieve our goals, we maintain a portfolio of cash equivalents and investments in a variety of securities of high credit quality. The securities in our investment portfolio are not leveraged, are classified as available for sale and are, due to their very short-term nature, subject to minimal interest rate risk. We currently do not hedge interest rate exposure. Because of the short-term maturities of our investments, we do not believe that an increase in market rates would have any material negative impact on the value of our investment portfolio.

Controls and Procedures

In connection with the audit of our financial statements for the year ended December 31, 2005, our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting. A material weakness is a control deficiency, or a combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. Our management and independent registered public accounting firm did not perform an evaluation of our internal control over financial reporting during such periods in accordance with the provisions of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. Had we and our independent registered public accounting firm performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act, additional control deficiencies may have been identified by management or our independent registered public accounting firm, and those control deficiencies could have also represented one or more material weaknesses.

Our independent registered public accounting firm communicated to our management and Audit Committee of the board of directors the following deficiencies in our internal control over financial reporting, which constitute material weaknesses:

•	we had inadequate accounting personnel resources to properly identify and apply GAAP on a consistent and timely basis; and

•	we had inadequate documentation of accounting policies, procedures and controls.

These material weaknesses existed as of December 31, 2005 and resulted in adjustments to our financial statements for the year ended December 31, 2005, affecting our inventory and cost of revenue accounts. These control deficiencies could result in a misstatement of financial statement amounts and required disclosures that would result in a material misstatement to our interim or annual consolidated financial statements that would not be prevented or detected.

Since August 2006, we have hired three additional finance personnel, including our current chief financial officer and a corporate controller, which have previous experience in financial reporting for publicly-traded companies. We have also implemented new accounting procedures and controls and documentation standards, including analysis and accounting interpretation of material contracts, inventory valuation procedures, review of account reconciliations and timeliness of reporting. While these were taken in part to address our material weaknesses, we cannot assure you that these measures will significantly improve or remediate any of the material weaknesses described above. Moreover, we cannot assure you that we have identified all, or that we will not in the future have additional material weaknesses. Accordingly, material weaknesses may still exist when we report on the effectiveness of our internal control over financial reporting for purposes of our attestation required by reporting requirements under the Securities Exchange Act of 1934 or Section 404 of the Sarbanes-Oxley Act after this offering. The existence of one or more material weaknesses precludes a conclusion that we maintain effective internal control over financial reporting. Such conclusion would be required to be disclosed in our future Annual Reports on Form 10-K and may impact the accuracy and timing of our financial reporting and the reliability of our internal control over financial reporting.

BUSINESS

Overview

We are a medical device company that has developed and is commercializing a proprietary wireless sensing and communication technology for the human body. Our technology platform is designed to improve the management of severe chronic cardiovascular diseases such as heart failure, aneurysms and hypertension. Our miniature wireless sensors can be implanted using minimally invasive techniques and transmit cardiac output, blood pressure and heart rate data that are critical to the management of patients. Due to their small size, durability, and lack of wires and batteries, our sensors are designed to be permanently implanted into the cardiovascular system. Using radiofrequency, or RF, energy, our sensors transmit real-time data to our external electronics modules, which then communicate this information to the patient’s physician. We believe frequent, on-demand, real-time monitoring of vital information enables proactive patient management, which holds the promise of reducing hospitalizations, improving a patient’s quality of life and delivering more efficient and cost effective health care.

Measuring pressure inside the heart and blood vessels is crucial to the management of patients with heart failure, aneurysms and hypertension. Pressure levels that are either too high or too low can result in serious complications such as aneurysm rupture, stroke or kidney failure. As a result, regular measurement of pressure is a critical tool for predicting a patient’s condition and managing therapy. However, the current techniques for measuring pressure in the heart and blood vessels can be invasive, in-hospital procedures with potentially serious complications.

Our first commercial device, the EndoSure Wireless AAA Pressure Measurement System, or EndoSure system, is comprised of an implanted sensor and an external electronics module. The EndoSure Wireless AAA Pressure Sensor, or EndoSure sensor, is inserted during the minimally invasive repair of abdominal aortic aneurysms, or AAA, via a catheter into a patient’s aneurysm sac and communicates pressure information to an external electronics module from inside the sac. Since a goal of endovascular AAA repair is to eliminate or minimize pressure on the walls of the sac, our sensor is a valuable tool in helping a physician to determine during the procedure if the AAA has been adequately repaired. The EndoSure system received 510(k) clearance from the U.S. Food and Drug Administration, or FDA, in October 2005, for measuring intrasac pressure during endovascular AAA repair and is used alongside traditional angiography. Our current FDA clearance does not allow us to promote the EndoSure system as a replacement for traditional angiography or for measuring pressure after the procedure. We plan on conducting clinical trials to seek FDA clearance for measuring pressure after the procedure. Our EndoSure sensor has been placed in more than 1,000 patients since receiving FDA clearance.

We have a pipeline of cardiovascular products that leverage our core wireless sensing technology. We are adapting our EndoSure system for use in patients with heart failure and in patients with hypertension. We initiated our heart failure feasibility studies in South America in February 2006, in Europe in October 2006 and in the United States in December 2006. These feasibility studies are designed to preliminarily assess the sensor’s safety and ability to help heart failure patients avoid hospitalizations by providing early detection of a worsening in their condition by measuring pressure inside the heart. As of December 31, 2006, we have implanted sensors in 23 patients as part of these feasibility studies. We expect our pivotal U.S. heart failure trial to start in 2007 and we expect to file an application for pre-market approval, or PMA, with the FDA for our heart failure sensor in 2008. We are developing a hypertension sensor that will be able to provide frequent long-term monitoring of a patient’s blood pressure. Our hypertension sensor has been implanted successfully in animals. We plan to initiate human implants of our hypertension sensor as part of feasibility studies expected to commence in 2007. Initially, we plan to target severely hypertensive patients and then expand our indications to the broader hypertensive population.

Market Opportunity

Cardiovascular disease is the leading cause of death in the United States. It encompasses a wide range of conditions and pathologies including aneurysms, heart failure, hypertension, strokes and heart attacks. Recent advances in drug and device technologies have significantly reduced mortality rates from cardiovascular diseases, and, therefore, cardiovascular patients are now living longer. As a result, there is a significant unmet need for ongoing patient management of chronic cardiovascular disease.

Aortic Aneurysms

An aortic aneurysm is the weakening and enlargement of the aortic wall, which if left untreated can lead to rupture and death. There are two types of aortic aneurysms: thoracic and abdominal. Aortic aneurysms affect approximately 2.7 million Americans and are the 13th leading cause of death in the United States. Early diagnosis and preventive repair are vital since only one out of two patients with an AAA rupture will survive. We believe aneurysm procedures are steadily increasing due to recently approved Medicare reimbursement for screening, greater patient awareness and the adoption of less invasive repair techniques.

Heart Failure

Heart failure is the progressive weakening of the heart muscle that can occur from a variety of causes, particularly heart attacks and hypertension. Heart failure is characterized by high mortality, frequent hospitalizations and poor quality of life. As the ability to keep people from dying from heart attacks has improved, the number of patients living with heart failure has significantly increased over the last 25 years. Despite the dramatic improvements in medical care, heart failure afflicts more than five million Americans, is the leading cause of hospitalizations with over one million hospitalizations per year and kills over 200,000 people each year. The estimated direct and indirect cost of heart failure in the United States for 2006 was approximately $30 billion. In Europe, heart failure afflicts more than 14 million people with over 3.6 million hospitalizations per year. By 2020, the number of people with heart failure in Europe is projected to increase to 30 million with nine million deaths attributed to the disease.

Hypertension

Hypertension is a disease characterized by a chronic increase in blood pressure and is a major cause of heart failure, stroke and kidney failure. Hypertension is one of the most common diseases in the world and affects 65 million people in the United States alone. The estimated direct and indirect cost of hypertension in the United States for 2006 was approximately $64 billion. The prevalence of hypertension in Europe is estimated to occur in over 44% of the population with only 8% of hypertensive individuals having their condition controlled. The World Health Organization reports that hypertension is the underlying cause of 62% of strokes and 49% of heart attacks. Hypertension is the number one attributable risk for death throughout the world. The prevalence of hypertension is increasing due to an aging population, increases in obesity, sedentary behavior and dietary factors.

Pressure: Critical Variable in Cardiovascular Disease

The cardiovascular system is a pressurized network of blood vessels powered by the heart, akin to a network of pipes powered by a pump. As such, maintenance of the pressure inside the heart and blood vessels within a narrow range is critical to overall patient health.

In heart failure patients, the heart has been damaged by any number of causes, including heart attacks and hypertension. The damaged heart enlarges and the pressure inside the heart increases. High pressure can lead to fluid in the lungs, a condition known as pulmonary edema, which can be fatal and often requires the patient being placed on a ventilator in the intensive care unit, or ICU. The pressure must be carefully managed by the patient’s physician through the administration of drugs that are intended to lower the pressure inside the heart. However, pressure that is too low can lead to fatigue, loss of consciousness and kidney failure. Just as tight regulation of blood glucose is essential to preventing complications from diabetes, careful regulation of pressure inside the heart is important in keeping heart failure patients out of the hospital. Unlike current glucose measuring techniques, which involve a simple fingerstick device used by the patient, the current techniques for measuring pressure inside the heart are generally invasive, in-hospital procedures with potentially serious complications.

Increased pressure inside the aortic aneurysm is the primary cause of aneurysm enlargement and rupture. In hypertension, careful management of blood pressure can reduce the development of more serious conditions including heart disease, stroke and kidney failure. Frequent blood pressure monitoring allows physicians to optimize the impact of anti-hypertensive drugs.

Current Pressure Management Technologies

Aortic Aneurysms

Aortic aneurysms are frequently treated with minimally invasive endovascular stent grafts which are believed to be less traumatic to the patient than standard open surgical repair. While aortic stent grafting has improved patient care, future leaks from the stent graft can lead to aortic aneurysm rupture. As a result, frequent and sustained surveillance to detect leaks and assess the status of the aortic aneurysm repair is needed for safe management of patients.

In 2003, the FDA recommended that aortic aneurysm repair patients undergo periodic medical imaging examinations, such as x-rays or computed tomography, or CT scans, to detect leaks and assess the status of the aortic aneurysm repair. CT scanning is a test that uses intravenous contrast material, x-rays and computers to create detailed images of the internal structures of the body. The contrast material contains some harmful elements, and repeated exposure to this material presents a significant risk of kidney damage and allergic reaction. Further, some patients cannot tolerate the contrast material and, therefore, a CT scan cannot be used for these patients. Because CT scanning is an x-ray test, it sends radiation through the patient which can damage cells over time. CT scans have significant limitations, including their inability to detect all leaks and to measure intrasac pressure of the aneurysm, which is a key measurement for determining the stability of a repaired aortic aneurysm. In addition, although the CT scan itself is a rapid procedure, the preparatory and ancillary activities associated with it consume a half a day to a full day of the patient’s time.

Measuring sac pressure and monitoring a trend in reduced sac pressure can provide direct evidence of both repair success and long-term stent graft stability. Until the introduction of our EndoSure system, the only available procedure to measure intra-sac pressure was a trans-lumbar aortic puncture through the back, directly into the aortic aneurysm. This is an invasive surgical procedure that is usually performed when leaks are suspected, carries significant risk and provides only a single measurement. This procedure is performed in the hospital under local or general anesthesia.

Heart Failure

Today’s current standard of care for measuring pressure inside the heart is a right heart catheterization procedure using a Swan-Ganz catheter. The Swan-Ganz is a specialized balloon tipped catheter that is used to access the pulmonary artery. It can provide direct and simultaneous measurement of pressures in the right atrium, right ventricle, pulmonary artery, as well as the filling pressure of the left atrium. In a right heart catheterization, the Swan-Ganz catheter is introduced through a large vein in the neck, groin or chest. The balloon at the tip of the catheter is inflated and the catheter is guided through the veins into the right atrium, followed by the right ventricle of the heart, and ultimately into the pulmonary artery. After placement of the catheter tip into the pulmonary artery, pressure and cardiac output measurements are taken. To obtain cardiac output, nurses perform a complex series of measurements requiring injection of cold saline into the patient typically once or twice a day.

The right heart catheterization procedure is invasive and carries several patient risks, including development of an irregular heartbeat, rupture of the pulmonary artery, collapsed lungs, infection and internal bleeding. In addition, the procedure must be performed in the ICU or cardiac catheterization lab and requires a hospital stay of at least one day, making it costly as well as inconvenient and uncomfortable for the patient. The procedure takes approximately one hour, and the catheter can only remain in place for a few days before needing to be replaced due to a risk of infection.

Hypertension

Regular blood pressure monitoring is an important factor in the treatment of patients with hypertension and allows physicians to optimize the impact of anti-hypertensive drugs. Home pressure monitoring has become increasingly popular with the availability of low-cost devices that can be used by the patient in the home. These home monitoring devices allow patients to have greater control over managing their own health and also provide additional information for physicians regarding treatment effectiveness. Recent evidence indicates that even small but persistent increases in blood pressure can be clinically significant and may lead to adverse outcomes. As a result, it is important to identify these changes as soon as possible so that drug regimens, diet and other treatment protocols can be adjusted to bring about better control. Blood pressure varies significantly throughout the day and an estimated 71% of patients with hypertension in the United States and 92% of the patients in Europe are not adequately treated. There are many low cost devices available for use by a patient for blood pressure measurements away from the physician office, including manual, digital and wrist monitors and cuffs. However, such devices can be complicated to use, and may provide inaccurate readings if used improperly. The accuracy and effectiveness of these devices also vary based on degree of patient training and compliance.

Limitations of Current Pressure Measurement Technologies

While there are several methods currently used to measure pressure in the heart and blood vessels, these methods have significant limitations, including:

•	Multiple Procedures. Monitoring using current pressure measurement methods for aortic aneurysms and heart failure require a procedure to be performed for each set of measurements resulting in multiple procedures over the life of the patient. These procedures involve some level of invasiveness and are often accompanied by significant risk and adverse events.

•	Short-Term Solutions. Current pressure measurement technologies are short-term in nature and fail to provide physicians long-term management tools, such as frequent pressure measurement, for effective patient management. For aortic aneurysm patients, the trans-lumbar puncture procedure provides a maximum of one to two hours of measurement for each procedure. For heart failure patients, a Swan-Ganz catheter should be removed within several days due to the risk of infection. As a result, neither procedure provides for long-term frequent pressure measurement.

•	Adverse Events. Surveillance and monitoring of aortic aneurysm repair patients must be performed for the life of the patient and generally involves the use of medical imaging technology, such as CT scans, which are associated with radiation and intravenous contrast toxicity that can lead to kidney damage. Life threatening complications associated with the Swan-Ganz catheter and the catheterization procedure include development of an irregular heartbeat, rupture of the pulmonary artery, development of blood clots, collapsed lungs, infection and internal bleeding.

•	Inadequate Data. Current non-invasive pressure measurement technologies for aortic aneurysms and hypertension lack the ability to provide physicians and patients with consistently accurate and timely data. CT scans of aortic aneurysm repairs are not able to measure intrasac pressure and are unable to detect all leaks associated with aortic aneurysm repair. The devices available to hypertension patients are unable to take direct measurements of pressure inside the blood vessel and often provide inaccurate measurements.

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Inconvenience. For heart failure patients, the Swan-Ganz catheter is generally in place for several days and the heart failure patient is required to be in the ICU for monitoring. The associated hospital stay is costly and ICUs generally have limited bed availability. A CT scan typically requires a half a day to a full day of an aortic aneurysm patient’s time and is inefficient for both the patient and the physician. If required, a trans-lumbar puncture procedure generally involves an additional overnight stay in the hospital.

•	Patient Discomfort. The invasive nature of right heart catheterization for heart failure patients and trans-lumbar puncture procedure for aortic aneurysm patients results in significant patient discomfort and anxiety. The prolonged insertion of the Swan-Ganz catheter can be particularly uncomfortable and also limits patient mobility. Frequent blood pressure cuff inflations that occur during ambulatory blood pressure measurement are uncomfortable for the hypertensive patient and can interfere with the patient’s sleep.

Our Solution

We have developed and are commercializing a proprietary wireless sensing and communication technology for the human body. Our technology consists of a wireless sensor and an external electronics module. Our wireless sensors can be implanted through a minimally invasive procedure and communicate vital patient data to the external electronics module.

We believe that our technology overcomes many of the limitations of existing pressure measurement technologies in the following ways:

•	Single Minimally Invasive Procedure. We have designed our miniature wireless sensors to be implanted inside the body using a single minimally invasive procedure. Once implanted, our wireless sensors are designed to take pressure measurements non-invasively over the life of the patient.

•	Long-Term Solution. Our sensors are composed of materials selected for their durability, robustness, bio-compatibility, and insensitivity to changes in body chemistry or biology. We believe we have established the long-term stability of our sensors through numerous bench tests and animal tests, including accelerated fatigue testing simulating operation over ten years. In addition, our sensors are powered by RF energy transmitted from an external electronics module and possess no battery or internal power source of their own. As a result, we believe our sensors can last for, and transmit data over, the lifetime of the patient without requiring repeated procedures.

•	No Observed Adverse Events. We have not received any reports of any reported adverse events after implantation attributed to our commercialized EndoSure system to date nor have we observed any adverse events in our aortic aneurysm or heart failure clinical trials attributed to our sensors.

•	Real-Time Data. Our technology is designed to enable frequent, on-demand, real-time monitoring of vital information, enabling proactive patient management. Our sensors transmit real-time data using RF energy to our external electronic modules which then communicate this information to the patient’s physicians.

•	Convenience and Ease of Use. Our sensors have been carefully designed to be implantable in a variety of settings outside of the operating room, including the cardiac catheterization lab as well as the ICU. However, our sensors can also be implanted during open surgery giving maximum flexibility to the physician. Our sensors are designed to be implanted and monitored by a wide variety of physicians, including cardiologists, radiologists, electrophysiologists, surgeons, anesthesiologists and intensivists. In addition, we believe our external electronics modules are simple and easy to use by healthcare personnel and eventually by patients at home.

•	Patient Comfort. Once implanted, our sensors are designed to eliminate the need for additional procedures required to monitor pressure. Unlike a right heart catheterization which may require the Swan-Ganz catheter to remain in the pulmonary artery for several days each time one is used, our sensors are designed to remain at the implant site for the patient’s lifetime. Communication with our external electronics modules does not require wires and can be performed with the patient lying down, sitting or standing. In addition, we are developing our heart failure system with a home monitoring external electronics module that will enable patients to monitor their pressure in the convenience of their own homes.

We have developed wireless sensors for measuring pressure in AAA and in patients with heart failure and hypertension. Our existing FDA-cleared product, the EndoSure system, is currently being commercialized for measuring pressure during endovascular AAA repair procedures. Our heart failure sensor is in feasibility studies for use in heart failure or pulmonary hypertension patients. It can be implanted percutaneously through a puncture or small incision or during open cardiac surgery and can be placed either inside or outside the pulmonary artery. Our hypertension sensor is in pre-clinical trials for use in hypertension. It can be implanted percutaneously or during minimally invasive surgery and can be placed either inside or outside the radial artery in the wrist. In addition, we have developed and are commercializing our external electronics module that communicates with our sensors using RF energy and presents vital patient information.

While we believe our wireless sensing technology offers the advantages described above, physicians may not perceive some or all of these advantages and may be unwilling to change their current treatment regimes. Currently, there is only limited clinical data regarding the safety and efficacy of our products and if long-term data does not support our current data, physicians may choose not to use our products. Readings from our EndoSure sensors are not always readily obtainable and may require adjustments to the antenna placement and the external electronics module. In addition, in a small number of sensor implants amounting to less than 2% of implants to date, no pressure signal was obtained during the endovascular AAA repair procedure. We believe that this lack of signal acquisition is attributable to one or more factors, including, but not limited to, excessive distance between the sensor and the antenna, suboptimal orientation of the sensor during implantation, or unusual patient anatomy. In all such cases, there was no patient injury. We continue to work on improving the reliability of the EndoSure system’s signal. Additionally, while we believe our sensors, once implanted, can improve patient comfort in pressure monitoring procedures, we expect that our heart failure sensor will have to be calibrated during implantation using a Swan-Ganz catheter.

Our Strategy

Our goal is to be the leading provider of sensing and communication technology for the improved management of severe chronic cardiovascular diseases such as aneurysms, heart failure and hypertension. To achieve this goal, we are pursuing the following strategies:

•	Leverage our EndoSure system to pursue the regulatory approval and commercialization of our heart failure and hypertension sensors. Our commercialized EndoSure system is the foundation for our heart failure and hypertension products. We believe this reduces technological risk as we pursue commercialization for these additional applications. We have commenced a broad clinical trial program to further demonstrate the effectiveness and safety of these products that we believe will enable us to successfully enter these large markets. We expect to increase our sales and marketing efforts in anticipation of these product launches.

•	Accelerate the market adoption of our EndoSure system. Following FDA clearance of our EndoSure system, one of our major strategic initiatives has been to drive adoption and increase revenue of this product through increased physician usage and broadening of our customer base. To further drive adoption, we are developing the next generation of our EndoSure system to improve implantation through the use of a smaller size sensor and enhanced delivery system. In addition, we are continuing our clinical programs to provide additional data on the benefits of our system and to broaden our current indication to include chronic use and use in thoracic aortic aneurysms, or TAA.

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Continue to strengthen our direct sales and marketing infrastructure and customer service capabilities. We have assembled a sales force of experienced professionals to introduce and educate the market on the characteristics and benefits of our technology and products. To complement our sales efforts, we employ clinical support managers who provide technical and implantation support to physicians. Our initial focus is on commercializing our products in the United States and we expect to expand into select international markets. We support our sales and marketing efforts with a customer service program that includes implantation expertise, customer training and support. We provide direct technical support by telephone and internet access 24 hours a day to physicians and other medical support personnel to promote safe and successful use of our products.

•	Continue ongoing research and development investment to improve and broaden our product portfolio. We intend to enhance and maintain our technology leadership with focused research and development efforts. We are continually seeking to reduce the size of our sensors and improve our system’s performance levels. We are also focused on improving our manufacturing efficiency and reducing the cost of our products.

•	Leverage our technology platform and IP position into other medical and industrial applications through selective partnering and licensing arrangements. We believe our sensor and communication technology has broad application for the transmission of vital data from inside the human body. Specifically, we believe our technology will have application in the fields of neurology, incontinence, obesity, ophthalmology and orthopedics. We are currently exploring licensing and collaboration opportunities for medical, as well as industrial, applications. Our first collaboration is with Medtronic, Inc., or Medtronic, for the development and commercialization of our sensor technology as a wired sensor to be used as part of Medtronic’s implantable devices to address impaired cardiac function or hypertension, or both.

Our Technology Platform

We have developed and are commercializing a proprietary wireless sensing and communication technology platform for the human body. Our monitoring technology is composed of two components: a miniaturized, wireless implantable sensor and an external electronics module. The external electronics module wirelessly communicates with our sensors to deliver vital patient data. Our wireless sensors are powered by RF energy transmitted from an external electronics module and transmit real-time data without batteries.

Sensor Technology

Our sensors are designed and manufactured using microelectromechanical systems, or MEMS, technology, which enables the fabrication of millimeter-scale devices with internal features in the nanometer to micrometer range. MEMS technology allows the creation of sensors with measurement stability and energy efficiency. We believe our sensors are the first commercially available implantable medical devices using MEMS technology.

Our sensors do not require batteries because they function by passive resonance. Using passive resonance, our sensors are designed to efficiently absorb RF energy transmitted from the external electronics module and to resonate at a frequency which is proportional to the pressure on the sensor. Since the pressure inside the body is continually changing, during a heartbeat for example, this resonant frequency detection method is repeated approximately two thousand times per second. The information is processed in real time and displayed as a pressure waveform on the external electronics module. Our sensors are designed to measure vital medical parameters such as mean pressure, systolic pressure, diastolic pressure, heart rate and cardiac output.

All of our sensor components are made of materials that have been chosen for their durability, robustness, biocompatibility, and insensitivity to changes in body chemistry or biology. We believe we have established the long-term stability of our sensors through numerous bench tests and animal tests, including accelerated fatigue testing to ten years. Patients have had sensors implanted for up to two years without any reported adverse events after implantation. Our sensors also incorporate radio-opaque features to enable fluoroscopic visualization during placement within the body.

We have designed our first and next generation EndoSure sensors to be implanted inside the aortic aneurysm sac. Nitinol wires are attached to the sensor and provide an anchoring mechanism for the sensor inside the aneurysm sac.

Electronics Technology

Our external electronics modules consists of three parts: the internal signal processing electronics, or main unit, the antenna used to wirelessly communicate with the sensor, and the graphical user interface that displays the patient information.

The main unit generates and processes the RF signal. This unit is comprised of custom RF processing circuitry, microprocessors, the software, a smart card reader and multiple input and output ports. The custom circuitry generates the bursts of RF energy that power the sensor, processes the return signal from the sensor and transmits pressure information to the microprocessors. This circuitry also contains a barometric pressure sensor that provides information to compensate for altitude and atmospheric pressure variations. The microprocessors provide the processing and storage for the graphical user interface. The smart card reader is a part of the graphical user interface and is used to obtain sensor calibration data. In the absence of the smart card, the physician can manually enter the calibration data. The input and output ports allow patient data to be transferred and stored electronically. An optional printer provides a two-inch wide printout of data from the readout for the physician unit only.

During a reading, the antenna is placed near the implant site and communicates with the sensor. There are two models of the antenna: a handheld rigid version and a flat flexible version which is designed to allow the patient to lie flat on the antenna. Either model is designed to be used during the implant procedure, as well as during long-term monitoring.

The graphical user interface allows for system operation and data entry and displays information generated from the sensor. This information includes a pressure waveform and readings, such as mean pressure, systolic pressure, diastolic pressure, heart rate and cardiac output.

We have a commercially available external electronics module that is used with our EndoSure sensor in a hospital setting. Our next generation external electronics module is currently under development, and is smaller, portable and designed to be utilized in the hospital setting and the patient’s home. The two models are designed to be functionally equivalent.

Our Products

Leveraging our core wireless sensor and communication technology, we are developing and commercializing a family of products that target select cardiovascular markets where we believe wireless pressure monitoring can have a significant impact on patient treatment. The following table summarizes the applications for our current product and products under development.

Application	Approximate Sensor Size	Implant location	Anticipated Regulatory Pathway	Current Status
AAA/during procedure (abdominal aortic aneurysms)	30 mm sensor	AAA sac	U.S. 510(k) clearance for in October 2005	Commercialized as the EndoSure system in the U.S.

TAA (thoracic aortic aneurysms)	30 mm sensor	TAA sac	U.S. 510(k) clearance expected to be required	U.S. 510(k) expected to be submitted in 2007

AAA/after procedure	18 mm sensor	AAA sac	U.S. 510(k) expected to be required	U.S. clinical trial commencement expected in 2007

Application	Approximate Sensor Size	Implant location	Anticipated Regulatory Pathway	Current Status
Heart failure	18 mm sensor	Inside pulmonary artery	U.S. PMA and European CE Mark	Ongoing clinical trials in the U.S., Europe and South America

Heart failure – pulmonary hypertension	18 mm sensor	Inside pulmonary artery	U.S. HUD/HDE	Request for HUD expected to be submitted in 2007

Heart failure–cardiac surgery	18 mm sensor	Outside pulmonary artery	U.S. 510(k) expected to be required	Multi-center U.S. clinical trial protocol being prepared. U.S. 510(k) expected to be submitted in 2007

Hypertension	5 mm sensor	Brachial/radial artery (arm/wrist)	U.S. PMA and European CE Mark	Ongoing preclinical testing

EndoSure System

Our initial commercial product, the EndoSure system, is cleared in the United States for measuring intrasac pressure during endovascular AAA repair and thereby serving as an adjunctive tool in the detection of intraoperative leaks of the stent graft. The EndoSure system includes two components, a wireless sensor and an external electronics module. The sensor comes pre-loaded in a one-piece 14 French delivery system that enables the physician to insert the EndoSure sensor during the same procedure as the stent graft. Radiopaque markers assist the physician in delivery of the EndoSure sensor by clearly defining the sensor location within the aneurysm sac between the stent graft and aortic wall. The EndoSure sensor is intended to be a permanent implant in the aneurysm sac.

By comparing pressure waveforms before and after deployment of the stent graft, the EndoSure system assists the physician in confirming the traditional angiographic findings of successful stent graft placement. In addition, the EndoSure system is designed to allow the physician to rapidly measure intrasac pressure during a patient’s routine follow-up visits, potentially reducing the need for more costly, potentially less accurate and possibly harmful CT scans with intravenous contrast. This use has not been cleared by the FDA. We intend to commence a clinical trial to support a 510(k) clearance for this post-operative use in 2007. We expect this trial may require approximately 1,700 patients with a two year follow-up to support clearance.

We commercially introduced our EndoSure system in December 2005 following clearance by the FDA in October 2005. The first patients who received the EndoSure sensor in our initial clinical study have passed their two year follow-up milestone with no adverse events, and we expect to have three year follow-up data beginning in March 2007. As of December 31, 2006, over 1,000 EndoSure sensors have been implanted at more than 100 sites across the United States.

We expect to introduce our next generation EndoSure system in 2007. The next generation EndoSure sensor is smaller, approximately 18 millimeters versus 30 millimeters, and, is therefore, easier to deliver. The next generation external electronics module has also been reduced in size and has an improved graphic user interface. The next generation external electronics module also includes a flat antenna that is thinner and more flexible and can be placed on the back of a chair or bed located in the hospital or the patient’s home. The next generation external electronics module also allows patient data to be stored and immediately transmitted to a secure, online database where the patient’s physician can access the data. These technical improvements have been completed and are designed to enhance the EndoSure system’s ease of use. We are currently seeking 510(k) clearance of these modifications from the FDA.

We also intend to broaden the application of our EndoSure system for use in patients with TAA. We expect to submit a 510(k) premarket notification to the FDA for the TAA indication in 2007. We do not expect the FDA to require supporting clinical data for this indication.

Heart Failure Program

Leveraging our EndoSure system, we are commercializing wireless sensors to enable more effective treatment of heart failure patients. Our wireless heart failure sensors have been designed for three applications: heart failure, cardiac surgery and pulmonary hypertension. The core technology of our heart failure sensors is identical to our EndoSure sensor and can be percutaneously implanted in a patient’s pulmonary artery for heart failure and pulmonary hypertension patients or surgically placed just outside the pulmonary artery during cardiac surgery procedures. Our heart failure sensor includes nitinol wires, similar to those used in the EndoSure sensor, designed for permanent placement inside the pulmonary artery. Our cardiac surgery sensor does not have nitinol wires and has holes that allow surgeons to attach the sensor to the outside of the pulmonary artery with sutures. Our heart failure systems have been designed to monitor patients both in the hospital as well as at the patient’s home using our next generation external electronics module.

Heart Failure: Heart Failure Indication

We initiated our clinical study using our heart failure sensor in New York Heart Association, or NYHA, Class III heart failure patients in February 2006. We designed our clinical trial based on published clinical data of Medtronic’s COMPASS-HF (Chronicle Offers Management to Patients with Advanced Signs and Symptoms of Heart Failure) trial using its Chronicle device. The Medtronic Chronicle is a pacemaker-like device which is surgically implanted underneath the clavicle and has a lead implanted in the right ventricle of the heart to measure pressure. The COMPASS-HF was a randomized, single-blinded 274 subject trial.

The primary endpoint of the COMPASS-HF trial was a composite of heart failure hospitalizations, heart failure emergency room visits requiring IV therapy, and heart failure-related urgent clinic visits requiring IV therapy. While a 22% improvement was seen in the composite endpoint of the trial, the results did not demonstrate statistical significance, apparently due to lack of benefit in the very ill Class IV patient population. However, the results were encouraging in the Class III patient subgroup, showing a 21% reduction in first hospitalizations (p=0.029), a 33% reduction in the proportion of patients with worsening heart failure (p=0.035), and a 41% reduction in the composite end point (p=0.03). Each of the clinical results in the Class III patient subgroup was statistically significant.

We believe that the COMPASS-HF study demonstrates that heart failure management based on measuring pressure inside the heart in Class III patients already on the best available therapy is a promising way to significantly reduce their hospitalizations.

Feasibility Study—Outside of the U.S. Our heart failure feasibility study was designed to confirm the safety and accuracy of our heart failure sensor. Our heart failure sensor implants commenced in February 2006 in Santiago, Chile. We have also performed clinical implants in Brazil. In addition to the South American sites, we initiated heart failure sensor implants in Europe in October 2006. As part of this ongoing feasibility study, additional European implants are planned to support CE Mark certification and to facilitate reimbursement within select European healthcare markets. As of December 31, 2006, 23 successful implants have been performed in heart failure patients as part of our ongoing feasibility study.

Following the successful human implants in South America and Europe, comparative measurements were made between our heart failure sensor and a Swan-Ganz pressure measurement catheter to confirm appropriate correlation between these independent methods of pulmonary artery pressure measurement. In comparing the data, three clinical values were measured: systolic pressure, diastolic pressure and mean pressure. The three charts below illustrate the correlation between data from our heart failure sensor and data from the Swan-Ganz catheter for these clinical values. For each of the data points shown on the charts, the horizontal axis represents the Swan-Ganz catheter measurement and the vertical axis represents the corresponding measurement from our heart failure sensor. Based on data from the first nine patients through 90 days of follow-up, excellent correlation (R2 >= 0.89) was seen between our heart failure sensor and the Swan-Ganz catheter. There was one complication reported, which occurred during the first implant procedure, involving the femoral vein access site, that was successfully treated. As of the date of this prospectus, there have been no other reported complications during our heart failure study.

When compared with systolic pressure measurements taken from each patient’s Swan-Ganz catheter, or SG, our heart failure sensor showed excellent correlation (R2 = 0.9297).

When compared with diastolic pressure measurements taken from each patient’s Swan-Ganz catheter, our heart failure system showed excellent correlation (R2 = 0.8947).

When compared with mean pressure measurements taken from each patient’s Swan-Ganz catheter, our heart failure system showed excellent correlation (R2 = 0.9788).

Feasibility Study – U.S. We met with the FDA to discuss the preclinical and clinical plan for a U.S. feasibility study prior to filing the IDE in September 2006. We requested approval to implant our heart failure sensor in up to 15 subjects at a maximum of eight sites. This pilot study would be used to confirm that the device could be safely implanted and that pressure measurements are accurate when compared to Swan-Ganz thermodilution measurements at 60-days. We will also evaluate, as a safety endpoint, adverse events through 90-days. Conditional approval was granted in October 2006 and full approval of the IDE was granted by the FDA in December 2006. The first U.S. implant occurred in December 2006.

Once at least 10 subjects have reached the 90-day milestone, we intend to file an IDE supplement requesting FDA approval to begin a separate pivotal clinical study. We anticipate that this clinical trial will be a randomized, prospective, multi-center study of approximately 350 subjects enrolled at approximately 25 sites. All subjects will receive the heart failure sensor and both groups will take their own pressure readings at home each day. Data will be transmitted to a secure database. The study milestone is six months.

While the control group will transmit pressure readings daily, the investigator will not see the readings or use the data to manage patient care. Pressure measurements from the study group will be used by the investigator to manage the patient’s care. The study hypothesis is expected to be that the number of hospitalizations will be significantly reduced for the six-month period in the study group as compared to the control group. This data would be used to support our request for PMA approval. We expect the FDA to require us to follow the subjects until they reach five years post-implant, although approval, if any, would be based upon the six month data. We anticipate a PMA filing for our heart failure sensor in 2008.

Heart Failure: Cardiac Surgery Indication

In May 2006, we initiated enrollment into our feasibility study to confirm the safety and accuracy of our surgically-implanted heart failure sensor in patients undergoing cardiac surgery. Our heart failure sensor is designed to enable physicians to monitor pressure inside the heart without using a Swan-Ganz catheter.

We initiated our feasibility study in Santiago, Chile and as of December 31, 2006, have implanted 20 sensors into 15 patients. The sensors were implanted in different areas of the heart, all outside of blood vessels, and each sensor implant generally took a few minutes. There have been no reported adverse events related to the sensor to date. Clinical data collected from this study to date has demonstrated that our heart failure sensor can effectively measure pressure inside the heart from outside of the pulmonary artery, a location that is readily accessible to surgeons during cardiac surgery and that the covering on the pulmonary artery is a suitable location for sensor placement. To date, the study has also demonstrated the heart failure system’s ability to measure right heart, left heart and pulmonary artery pressures using multiple sensors, allowing flexibility for a physician to dictate both the location and number of sensors required based on the patient’s condition.

We anticipate using the data generated from the feasibility study to support the design and submission of our 510(k) study to the FDA in 2007. In addition, we have initiated several animal studies, and we expect six-month follow-up data from our animal studies will be used to supplement the clinical data supporting our FDA 510(k) submission. Initial 30-day follow-up data from our animal study has demonstrated safety and sensor accuracy, both immediately after implantation and during the follow-up period.

Heart Failure: Pulmonary Hypertension Indication

We intend to seek FDA’s designation of our percutaneous sensor for use in World Health Organization, or WHO, Class I pulmonary arterial hypertension, or WHO Class I PAH, patients as a Humanitarian Use Device, or HUD. This designation would, among other things, require the FDA’s concurrence with our belief that the number of newly diagnosed WHO Class I PAH patients in the U.S. is less than 4,000 per year. WHO Class I PAH is the most severe category of pulmonary hypertension. These patients have a very poor prognosis and have the most urgent need for pressure monitoring. If all pulmonary hypertension patients are considered, the numbers are greater than 4,000 per year. We cannot assure you that the FDA will agree that WHO Class I PAH is a medically plausible subset. If the FDA grants HUD status, then we will seek approval to conduct a 35 subject study to support a request for a Humanitarian Device Exemption, or HDE, for our percutaneous sensor in WHO Class I PAH patients. We expect our HDE application to be similar in both form and content to a PMA application, but exempt from the effectiveness requirements of a PMA.

Our anticipated WHO Class I PAH HDE study would be required to demonstrate the safety and probable benefit of the wireless monitoring of pulmonary artery pressure measurements and hemodynamic monitoring of WHO Class I PAH patients. This study would use our heart failure sensor, which is implanted percutaneously into the pulmonary artery. The study would evaluate the ability of surgeons to position the sensor in the right or left pulmonary artery, as well as the correlation of pressure measurements taken using our heart failure sensor with Swan-Ganz catheter measurements.

If HUD status is granted, we will ask the FDA for permission to conduct this prospective, non-blinded, non-randomized, multi-center clinical study at approximately eight sites in the United States, enrolling approximately 35 subjects. Implants would occur during a patient’s right heart catheterization procedure, which is the current standard of care for WHO Class I PAH. Pulmonary artery pressure measurements would be used to evaluate the subjects’ response to pharmacologic therapy during the procedure and 90 days following implantation of the sensor.

Hypertension Program

We have developed an approximately 5 mm sensor that is small enough to be inserted on or into the brachial or radial artery in the arm of hypertensive patients. Our hypertension sensor uses the same materials, manufacturing methods and operational concepts as our EndoSure sensor. We are developing a wristwatch-sized electronics module that can be comfortably worn by the hypertensive patient to continuously monitor blood pressure and provide appropriate alerts to the patient should certain pre-set limits be exceeded. The brachial and radial artery’s close proximity to the surface of the body enables us to significantly simplify our signal detection equipment and further miniaturize the antenna and electronics module. The hypertension sensor is designed to communicate wirelessly with our wristwatch-sized external electronics module, thereby allowing the patient’s blood pressure data to be transmitted directly to our secure database where it can be accessed by a patient’s physician over the Internet.

Prototypes of both the hypertension sensor and our wristwatch-sized external electronics module have been developed and successfully tested in the laboratory. In addition, we are conducting animal studies, which we expect to lead to a feasibility study outside the United States in 2007. We anticipate that the first indication for this sensor that we will pursue will be in poorly controlled hypertensive individuals, such as dialysis patients.

Sales and Marketing

We currently market our first approved product, the EndoSure system, in the United States through a direct sales force to physicians who treat AAA, including vascular surgeons, radiologists and cardiologists. As of December 31, 2006, we had a total of 37 employees in our sales and marketing group. We have focused our sales and marketing hiring initiatives on professionals with prior experience in the cardiovascular medical device industry. We expect to continue to increase the number of sales and marketing personnel as we expand our business and anticipate the expansion of our sales and marketing capabilities upon FDA approval and commercialization of our heart failure and hypertension sensors. However, we believe we can leverage much of our existing sales and marketing infrastructure to initially address the expected marketing of our products under development for cardiovascular applications.

Our sales and marketing strategy involves the use of a combination of regional and territory sales managers, clinical specialists and technical support staff. Sales managers are responsible for selling our EndoSure system through the use of marketing materials and initiatives that educate physicians on the benefits of our wireless sensing and communication technology, while promoting our brand and developing customer relationships. Our internally developed marketing material describes the features and benefits of our EndoSure system, as well as the clinical value of our wireless sensing and communication technology. Our sales and marketing initiatives include continuing medical education programs and involvement in industry trade shows. In addition, we use clinical studies, cost-benefit data and case studies in our selling process. Peer-to-peer selling such as medical grand rounds is also an element of our strategy. Our clinical specialists provide technical and implantation support for our EndoSure system to physicians and their hospital staff. We believe that this combination of sales managers, clinical specialists and technical support staff provides an appropriate balance of professional selling skills and ongoing customer education and support.

International sales do not currently account for any portion of our revenue. We expect to market our products in select international markets using a combination of distributors and direct sales and support personnel. We do not expect to derive significant international revenue before 2008.

Collaboration with Medtronic

In November 2005, we entered into a license and development agreement with Medtronic as well as a related supply agreement. The license and development agreement provides for a joint development program in which we and Medtronic are working on adapting our sensor technology for use as a wired pressure sensor system capable of working with Medtronic’s implantable devices to address impaired cardiac function or hypertension, or both. Medtronic agreed to fund our efforts under the joint development program through a series of milestone payments totaling $3 million. Medtronic will have overall control and responsibility for the clinical and regulatory development of any implantable leads and devices incorporating our sensor technology, and Medtronic will bear the costs associated with such clinical and regulatory development work.

Under the license and development agreement, we granted Medtronic a royalty-bearing, worldwide license to develop and commercialize devices incorporating our technology for certain diagnostic and/or therapeutic applications. Wireless sensing applications are expressly excluded from the licensed field. In return for this license grant, Medtronic will pay us quarterly royalties on sales of the licensed devices, subject to a cumulative royalty cap of $25 million. Upon reaching this royalty cap, the license becomes non-exclusive.

The license granted to Medtronic will initially be exclusive, but will convert to either a non-exclusive or co-exclusive license upon the occurrence of certain events. First, the license will convert to non-exclusive either if Medtronic fails to meet certain diligence obligations with respect to seeking and obtaining regulatory approval for the sale of licensed devices within a defined period, or upon reaching the cumulative royalty cap described above. Medtronic may receive a one-time extension of the diligence deadlines by paying us an agreed-upon fee. Second, we may elect to convert the license from exclusive to co-exclusive under certain conditions following regulatory approval or regulatory clearance of a licensed device. Under such a co-exclusive license, we and Medtronic would each be permitted to practice the licensed intellectual property in the licensed field, but neither of us would be permitted to sublicense such intellectual property in the licensed field to third parties. If the license converts from an exclusive to either a non-exclusive or co-exclusive license for any of the reasons set forth above, Medtronic will no longer owe us any royalties.

We may terminate the joint development program upon advance written notice to Medtronic, and Medtronic may terminate the joint development program for our uncured material breach of the license and development agreement. In addition, either party may terminate the development program if we undergo a change of control. If either party terminates the joint development program, Medtronic may elect to continue development of the wired sensor system, and Medtronic will no longer owe us future milestone payments. However, Medtronic will continue to owe royalty payments on sales of licensed devices, subject to reductions in the royalty cap in certain circumstances. In addition, either party may terminate the license and development agreement for an uncured breach of other party, and Medtronic may terminate the license and development agreement in its entirety, including all licenses, at any time with advance written notice to us.

Pursuant to the supply agreement, we will supply Medtronic’s commercial and clinical requirements for the wired sensor developed under the joint development program. Medtronic will only be permitted to use such wired sensors as part of licensed devices and will have no rights to sell such wired sensors on a standalone basis. Medtronic will exclusively purchase from us, and we will exclusively supply to Medtronic, such wired sensors for so long as the license granted under the license and development agreement remains exclusive. Medtronic will pay us a transfer price for the wired sensors that is, at a minimum, equal to our manufacturing costs.

We may terminate the supply agreement at any time on advance written notice to Medtronic, at which point Medtronic will receive a license to enable it to manufacture sensors itself or through a third party. Medtronic may terminate the supply agreement on advance written notice to us, but only after the license granted under the license and development agreement has become non-exclusive or co-exclusive. Either party may terminate the supply agreement for an uncured breach of other party or if we undergo a change of control. The supply agreement will also automatically terminate upon termination of the joint development program or the license and development agreement.

Competition

The medical device industry is subject to intense and increasing competition, rapidly evolving technologies, evolving industry standards and price erosion. Because our products often have long development and regulatory approval cycles, we must anticipate changes in the marketplace and the direction of technological innovation and customer demands. To compete successfully, we will need to continue to demonstrate the advantages of our products and technologies over established and other competing alternative procedures, products and technologies, and convince physicians and other healthcare decision makers of the advantages of our products and technologies.

We believe there are no competing wireless pressure monitoring products to our EndoSure system currently in the market. We are aware that Remon Medical Technologies, Inc., or Remon Medical, is developing a wireless sensing technology using ultrasound for use in AAA patients. Our EndoSure system also faces competition from alternative techniques, products and technologies that could affect the demand for our EndoSure system, such as the trans-lumbar puncture procedure and any improvements to this and any other alternative procedures. Our success in the AAA market depends in part on convincing physicians, hospitals and patients of the benefits of our wireless monitoring technology to existing techniques, products and technologies.

We may face competition for our heart failure sensor from companies that are developing new approaches and products for the heart failure patient monitoring market, including Medtronic, St. Jude Medical, Inc., Proteus Biomedical, Inc. and Remon Medical. Medtronic has an established presence in the field of patient monitoring and has very significant financial and operational resources. Remon Medical is developing a wireless sensing technology for heart failure using ultrasound and has conducted clinical implants outside the United States. Our heart failure sensor will also face competition from existing products and monitoring techniques, including the Swan-Ganz catheter and any improvements to this and any other alternative technologies.

We do not believe there are any competing wireless implantable blood pressure monitoring devices in clinical development or for sale. However, we may face significant competition for our hypertension sensor from well-established alternative products and techniques, including relatively inexpensive blood pressure monitoring systems developed by companies such as Roche Diagnostics, a division of F. Hoffmann-La Roche Ltd., and LifeScan, Inc., a division of Johnson & Johnson, and various other manufacturers worldwide.

Due to the sheer size of the potential markets for heart failure and hypertension patient monitoring, we expect to face competitors and potential competitors for our products targeting these markets. These competitors may enjoy several competitive advantages, including:

•	significantly greater name recognition;

•	established relations with healthcare professionals, customers and third-party payors;

•	established direct sales forces;

•	established distribution networks;

•	additional lines of products, and the ability to offer rebates or bundle products to offer higher discounts or incentives to gain a competitive advantage;

•	greater experience in conducting research and development, manufacturing, clinical trials, obtaining regulatory approval for products and marketing approved products; and

•	greater financial and human resources for product development, sales and marketing, and patent litigation.

As a result, we cannot assure you that we will be able to compete effectively against these companies or their products.

Our future success will also depend in large part on our ability to establish and maintain a competitive position in current and future technologies. Rapid technological development may render our wireless monitoring technology obsolete. Many of our competitors have or may have greater corporate, financial, operational, sales and marketing resources, and more experience in research and development than we have. We cannot assure you that our competitors will not succeed in developing or marketing technologies or products that are more effective or commercially attractive than our products or that would render our technologies and products obsolete. We may not have the financial resources, technical expertise, marketing, distribution or support capabilities to compete successfully in the future.

Manufacturing

We currently produce commercial quantities of the EndoSure system for AAA patients. We outsource the majority of the wireless sensor manufacturing processes to external manufacturers and conduct the remaining manufacturing processes at our facility. Our external electronics modules are manufactured entirely by a third-party electronics contract manufacturer to our specifications.

The manufacturing processes for our heart failure and hypertension sensors, as well as their respective external electronics modules, are similar to those of our EndoSure system and are manufactured by our current external manufacturing suppliers.

Our Sensors

Our sensors are manufactured using MEMS technology by external MEMS foundries that perform the initial sensor fabrication steps. We perform laser cutting and packaging of the sensors in their housings using proprietary techniques. Final testing and calibration of our sensors is also performed internally using proprietary test systems.

The delivery system for our sensors incorporates a number of custom parts and components that we have designed and that are manufactured to our specifications by third party manufacturers using standard manufacturing technologies. Final assembly of our sensors with the delivery system, packaging of the product, and sterilization is performed by a medical device contract manufacturer. This contract manufacturer also provides us with warehousing and distribution services for order fulfillment.

External Electronics

The external electronics module was custom designed by us and leverages existing electronics manufacturing expertise. In addition, because the components used to produce our external electronics module are highly standardized, they can be obtained from multiple suppliers if necessary. The external electronics module is manufactured and assembled by an electronics contract manufacturer. This manufacturer manages the entire manufacturing process, including the sourcing of the key components from suppliers, the assembly of the final external electronics modules, and their warehousing and distribution.

Software

The external electronics module is operated by our proprietary software application. This software application consists of internally developed software modules along with some integrated modules that we purchase or license from third parties, as well as off-the-shelf software. We performed final testing and validation of the software at our facility prior to its commercial release.

Regulatory Framework

Our medical device and electronics contract manufacturers are ISO 13485 certified. Our internal manufacturing facilities operate under processes designed to comply with the FDA’s Quality System Regulation, or QSR. We are pursuing ISO 13485 certification, the scope of which will cover design and development and internal manufacturing. We also follow Occupational Safety and Health Administration, or OSHA, guidelines for workplace safety.

Intellectual Property

Overview

Protection of our intellectual property is a strategic priority for our business. We rely on a combination of patent, copyright, trademark and other intellectual property laws, trade secrets, nondisclosure agreements and other measures to protect our proprietary rights. Our intellectual property portfolio, including patents and patent applications that we own or license, covers key aspects of our sensors, wireless monitoring technologies, and interventional devices for use with our sensors, as well as other technologies that we have under development. As a result, we believe that we are building an extensive intellectual property portfolio to protect the fundamental scope of our technologies. As of December 31, 2006, we had two issued U.S. patents and 27 pending U.S. patent applications. We believe it will take up to two years, and possibly longer, for our pending U.S. patent applications to result in issued patents, if at all. Our issued U.S. patents expire in 2019. We have also filed seven foreign patent applications seeking rights corresponding to aspects of our issued U.S. patents and pending U.S. patent applications.

We also have a number of invention disclosures under consideration and several new patent applications that are being prepared for filing. Accordingly, we anticipate that the number of pending patent applications and patents in our portfolio will increase.

We also have exclusive medical licenses to three issued U.S. patents pursuant to agreements entered into with the Georgia Tech Research Corporation, or GTRC, and Massachusetts Institute of Technology, or MIT. GTRC is an entity that owns all intellectual property arising from research conducted at the Georgia Institute of Technology, or Georgia Tech, and MIT. Two of these licensed patents cover portions of the MEMS technologies that are used in the development of our wireless sensors, and the other patent covers key aspects of our current technology along with certain alternative MEMS technologies that we may use in the development of future sensor products. Our rights to use these technologies and employ the inventions claimed in the licensed patents are subject to our abiding by the terms of our licenses with GTRC and MIT.

Together, our patents, patent applications and exclusive licenses of patents cover aspects of our sensors, wireless monitoring technologies, and technologies for delivering and securing our sensors within the human body, and we have filed patent applications covering additional product concepts using our sensor technology.

We believe that our issued patents, patent applications, if issued, and license positions will provide us with sufficient rights to protect our existing and proposed commercial products. In addition to our existing patent coverage that we expect to build upon, we believe it would be technically difficult and costly to reverse engineer our products and technology. Further, we have developed substantial know-how in sensor and wireless monitoring technologies which we maintain as trade secrets or copyrighted software.

Georgia Tech License Agreement

In March 2001, we entered into a license agreement with GTRC pursuant to which we were granted an exclusive license under certain GTRC inventions, patents, and know-how to make, have made, sell, offer for sale, use, and import medical equipment, services, and applications that incorporate the licensed technology. If we fail to sell at least $1 million worth of licensed products by October 28, 2010, or if we cease selling all licensed products at any time after this date, GTRC may convert our license to a non-exclusive license. We also have a right of first offer in the event that GTRC desires to grant a license to a third party under the licensed technology outside the licensed field.

In consideration for our license rights, we paid an upfront fee and agreed to pay GTRC an annual maintenance fee. In addition, we issued GTRC 105,000 shares of our common stock. We do not owe any milestone or royalty payments under the license agreement and are current in our annual maintenance fee obligation.

Our license agreement with the GTRC extends until the expiration of the last licensed patent, which will occur in 2019. Each party has the right to terminate the agreement in the event that the other party commits an uncured material breach of the agreement.

In January 2007, this agreement was amended to expand the license field to include certain industrial applications of the licensed technology. In connection with this amendment, we issued GTRC 40,000 shares of our common stock.

MIT License Agreement

On August 1, 2001, we entered into a license agreement with MIT pursuant to which we were granted an exclusive license under certain MIT patents to develop, make, have made, use, sell, offer for sale, lease, and import certain medical products or processes falling within the scope of such patents. If we fail to sell at least $5 million worth of licensed products by October 28, 2010, MIT may convert our license to a non-exclusive license.

In consideration for our license rights, we paid an upfront fee and issued MIT 149,325 shares of our common stock. We do not owe any milestone or royalty payments under the license agreement.

Our license agreement with MIT extends until the expiration of the last licensed patent, which will occur in 2017. MIT has the right to terminate the license agreement if we fail to pay any amounts due to MIT and fail to remedy such nonpayment after receiving notice from MIT, or if we cease to carry on our business for an extended time period. In addition, each party has the right to terminate the agreement in the event that the other party commits an uncured material breach of the agreement.

Government Regulation

The healthcare industry, and thus our business, is subject to extensive federal, state, local and foreign regulation. Some of the pertinent laws have not been definitively interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of subjective interpretations. In addition, these laws and their interpretations are subject to change.

Both federal and state governmental agencies continue to subject the healthcare industry to intense regulatory scrutiny, including heightened civil and criminal enforcement efforts. As indicated by work plans and reports issued by these agencies, the federal government will continue to scrutinize, among other things, the billing practices of healthcare providers and the marketing of healthcare products. The federal government also has increased funding in recent years to fight healthcare fraud, and various agencies, such as the U.S. Department of Justice, the Office of Inspector General of the Department of Health and Human Services, or OIG, and state Medicaid fraud control units, are coordinating their enforcement efforts.

We believe that we have structured our business operations and relationships with our customers to comply with all applicable legal requirements. However, it is possible that governmental entities or other third parties could interpret these laws differently and assert otherwise. We discuss below the statutes and regulations that are most relevant to our business and most frequently cited in enforcement actions.

U.S. Food and Drug Administration Regulation

The FDA extensively regulates medical devices under the authority of the federal Food, Drug, and Cosmetic Act, or FFDCA, and the regulations promulgated under the FFDCA. The FFDCA and the implementing regulations govern, among other things, the following activities relating to our medical devices: preclinical and clinical testing, design, manufacture, safety, efficacy, labeling, storage, record keeping, sales and distribution, postmarket adverse event reporting, import/export and advertising and promotion.

The FDA classifies medical devices into one of three classes. Devices deemed to pose lower risk are placed in either class I or II, which requires the manufacturer to submit to the FDA a premarket notification requesting permission for commercial distribution. This process is known as 510(k) clearance. Some low risk devices are exempt from this requirement. Devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, a device deemed to be not substantially equivalent to a previously cleared 510(k) device or a “preamendment” class III device (in commercial distribution before May 28, 1976) for which premarket applications have not been called, are placed in class III. In general, a class III device cannot be marketed in the United States unless the FDA approves the device after submission of a premarket approval, or PMA, application. The FDA can also impose restrictions on the sale, distribution or use of devices at the time of their clearance or approval, or subsequent to marketing.

510(k) Clearance Process. In the 510(k) process, the FDA reviews a premarket notification and determines whether or not a proposed device is “substantially equivalent” to a “predicate device.” In making this determination, the FDA compares the proposed device to the predicate device. If the two devices are comparable in intended use, technology, and safety and effectiveness, the device may be cleared for marketing. The FDA’s 510(k) clearance pathway usually takes from four to 12 months, but it can last longer and clearance is never assured. Although many 510(k) premarket notifications are cleared without clinical data, in some cases, the FDA requires significant clinical data to support substantial equivalence. In reviewing a premarket notification, the FDA may request additional information, including clinical data, which may significant prolong the review process. After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, requires a new 510(k) clearance or could require PMA approval. The FDA requires each manufacturer to make this determination in the first instance, but the agency can review any such decision. If the FDA disagrees with a manufacturer’s decision not to seek a new 510(k) clearance, the agency may retroactively require the manufacturer to seek 510(k) clearance or PMA approval. The FDA also can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or PMA approval is obtained. Also, the manufacturer may be subject to significant regulatory fines or penalties.

Request for Evaluation of Automatic Class III Designation. A procedure for obtaining clearance was added by the Food and Drug Administration Modernization Act of 1997. This procedure is intended for novel but low risk devices. If the FDA denies 510(k) clearance of a device because it is novel and an adequate predicate device does not exist, the “de novo classification” procedure can be invoked to request that the FDA place the device in class I or II despite the absence of a predicate device, based upon reasonable assurance that the device is safe and effective for its intended use. The de novo process requires that the 510(k) be filed with FDA and that a letter denying clearance be sent to the manufacturer. Upon formal denial, a request for de novo classification can be submitted to FDA. This pathway to market approximates the level of scrutiny in the 510(k) process but generally adds several months to the clearance process, because denial of 510(k) clearance is the first step. If the FDA grants the de novo request, the device is permitted to enter commercial distribution in the same manner as if 510(k) clearance had been granted, and the device becomes a potential predicate device for any future device of that type for which 510(k) clearance is sought. Our EndoSure system was cleared through the de novo classification procedure for measuring intrasac pressure during endovascular AAA repair. We expect that this product when intended for implantation in the TAA sac, AAA intrasac pressure measurement after the procedure, and implantation outside the pulmonary artery will also be permitted to undergo the 510(k) clearance pathway. We believe that it will not be necessary to undergo the de novo classification procedure again. We cannot assure you, however, that the FDA will not require a separate de novo classification for these other indications.

Premarket Application Approval Process. The PMA approval pathway requires proof of the safety and effectiveness of the device to the FDA’s satisfaction. The PMA approval pathway is much more costly, lengthy and uncertain. In the PMA process, the FDA examines detailed data relating to the safety and effectiveness of the device. This information includes design, development, manufacture, labeling, advertising, preclinical testing and clinical study data. Prior to approving the PMA, the FDA will conduct an inspection of the manufacturing facilities and the clinical sites where the supporting study was conducted. The facility inspection evaluates the company’s compliance with the QSR requirements, which impose elaborate design development, testing, control, documentation and other quality assurance procedures in the design and manufacturing process. An inspection of clinical sites evaluates compliance with the IDE requirements described below. Frequently, the FDA will convene an advisory panel of experts from outside the FDA to review and evaluate the PMA and provide recommendations to the FDA as to the approvability of the device. The panel’s recommendation is given great weight, but is not dispositive of the agency’s decision. If the FDA’s evaluation is favorable, the PMA is approved, and the device may be marketed in the United States. The FDA may approve the PMA with postapproval conditions intended to ensure the safety and effectiveness of the device including, among other things, restrictions on labeling, promotion, sale and distribution, and collection of long-term follow-up data from patients in the clinical study that supported PMA approval. Failure to comply with the conditions of approval can result in material adverse enforcement action, including the loss or withdrawal of the approval. Even after approval of a PMA, a new PMA or PMA supplement is required in the event of a modification to the device, its labeling or its manufacturing process. Supplements to a PMA often require the submission of the same type of information required for an original PMA, except that the supplement is generally limited to that information needed to support the proposed change from the product covered by the original PMA. At a minimum, we anticipate that our pressure measurement system for heart failure and heart failure/pulmonary hypertension (both inside the pulmonary artery) and hypertension (brachial/radial artery) use will each require PMA approval. We also anticipate requirements to collect long-term follow-up data following approval.

Humanitarian Use Exemption. The Humanitarian Device Exemption, or HDE, process is a somewhat abbreviated version of the PMA regulatory pathway to market. In order to obtain marketing approval for a product via this regulatory pathway, two steps are necessary. First, the product must be designated as a humanitarian use device, or HUD, based upon a demonstration to the FDA that the device is designed to treat the disease or condition that occurs in fewer than 4,000 people in the U.S. per year. In some cases, the disease or condition may be a subset of a more widely occurring disease or condition, but only if the FDA deems the subset medically plausible. Second, the HDE application itself must demonstrates that there is no comparable device available and that the probable benefit to health from the proposed HDE device outweighs the risk of injury or illness from its use, taking into account alternative treatments that are available for the condition or disease. An approved HDE must be labeled with a disclaimer stating that the effectiveness of the device has not been established. Prior to HUD use at any facility, the HDE holder is required to ensure that use of the HUD has been approved by from the facility’s Institutional Review Board, or IRB. We intend to seek an HUD designation for our product for use in Class I PAH. Although PAH cases collectively exceed the 4,000 per year threshold for an HUD designation, we believe Class I PAH is a medical plausible subset that is below the threshold. There can be no assurance that the FDA will agree our analysis. If the HUD designation is granted, we will seek HDE approval.

Clinical Studies. Clinical testing is sometimes required to support a 510(k) premarket notification, including some of our expected 510(k) notifications, and one or more clinical trials are almost always required to support a PMA application. All clinical studies of investigational devices must be conducted in compliance with the FDA’s requirements for such studies. If an investigational device could pose a significant risk to patients, the FDA must approve an Investigational Device Exemption, or IDE, application prior to initiation of a clinical study. An IDE application must be supported by appropriate data, such as animal and laboratory test results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The FDA typically grants IDE approval for a specified number of study centers and patients. There can be no assurance that submission of an IDE will result in the ability to commence clinical trials. Additionally, after a trial begins, the FDA may place it on hold or terminate it if, among other reasons, it concludes that clinical subjects are exposed to an unacceptable health risk. The FDA’s grant of permission to proceed with clinical testing does not constitute a binding commitment that the FDA will consider the study design adequate to support clearance or approval. In addition, there can be no assurance that the data generated during a clinical study will meet chosen safety and effectiveness endpoints or otherwise produce results that will lead the FDA to grant marketing clearance or approval.

If U.S. clinical data is required to support one of our other marketing applications, an investigational device exemption, or IDE, will in most cases need to be assembled and submitted to the FDA. The FDA reviews and must approve an IDE before a study may begin in the United States. In addition, the study must be approved by an Institutional Review Board, or IRB, for each clinical site. When all approvals are obtained, the study may be initiated to evaluate the device. The FDA, and the IRB at each institution at which a clinical trial is being performed, may suspend a clinical trial at any time for various reasons, including a belief that the subjects are being exposed to an unacceptable health risk. All clinical studies of investigational devices must be conducted in compliance with FDA’s extensive requirements. During a study, we would be required to comply with the FDA’s IDE requirements for investigator selection, trial monitoring, reporting, record keeping and prohibitions on the promotion of investigational devices or making safety or efficacy claims for them. The investigators must obtain patient informed consent, rigorously follow the investigational plan and study protocol, control the disposition of investigational devices, and comply with all reporting and record keeping requirements. Following completion of a study, we would need to collect, analyze and present the data to the FDA in a 510(k) premarket notification or a PMA, as appropriate. The results of clinical testing may not be sufficient to obtain clearance or approval of the product.

Postmarket Regulation. After a device is placed on the market, regardless of the classification or premarket pathway, significant regulatory requirements apply. These include:

•	establishing registration and device listings with the FDA;

•	QSR requirements, which obligate manufacturers, including third-party or contract manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of design and manufacturing;

•	labeling regulations and FDA prohibitions against the promotion of products for uncleared, unapproved or off-label uses, and other requirements related to promotional activities;

•	medical device reporting regulations, which require that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction were to recur; and

•	corrections and removal reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FFDCA that may present a risk to health.

We are subject to inspection and marketing surveillance by the FDA to determine our compliance with regulatory requirements. Furthermore, later discovery of previously unknown problems with our EndoSure system or any of our future products, including design defects, unanticipated adverse events or adverse events of increasing severity or frequency, whether resulting from the use of the device within the scope of its clearance or off-label by a physician in the practice of medicine, could result in restrictions on the device, including withdrawal of the product from the market or voluntary or mandatory recalls.

The FDA enforces these requirements by inspection and market surveillance. If the FDA finds a violation, it can institute a wide variety of enforcement actions, ranging from a published warning letter to more severe sanctions such as:

•	fines, injunctions, and civil penalties;

•	recall, detention or seizure of products;

•	operating restrictions, partial suspension or total shutdown of production;

•	refusing requests for 510(k) clearance or PMA approval of new products;

•	withdrawing 510(k) clearance or PMA approvals already granted; and

•	criminal prosecution.

The FDA also has the authority to request repair, replacement or refund of the cost of any device manufactured or distributed by us. In the event that one of our suppliers fails to maintain compliance with our quality requirements, we may have to qualify a new supplier and could experience manufacturing bottlenecks or delays as a result.

Foreign Regulation

In order for us to market our products in other countries, we must obtain regulatory approvals and comply with extensive safety and quality regulations in other countries. These regulations, including the requirements for approvals or clearance and the time required for regulatory review, vary from country to country. Failure to obtain regulatory approval in any foreign country in which we plan to market our products may harm our ability to generate revenue and harm our business.

The primary regulatory environment in Europe is that of the European Union, which consists of 25 countries encompassing most of the major countries in Europe. The European Union requires that manufacturers of medical products obtain the right to affix the CE mark to their products before selling them in member countries of the European Union. The CE mark is an international symbol of adherence to quality assurance standards and compliance with applicable European medical device directives. In order to obtain the right to affix the CE mark to products, a manufacturer must obtain certification that its processes meet certain European quality standards. Compliance with the Medical Device Directive, as certified by a recognized European Notified Body, permits the manufacturer to affix the CE mark on its products and commercially distribute those products throughout the European Union.

We are pursuing ISO 13485 certification and will be audited by TUV Rheinland in late December 2006. We expect to complete a design dossier for our EndoSure system in the first quarter of 2007 and will subsequently request the CE mark approval for our EndoSure system with the European Notified Body.

Anti-Kickback Statutes and False Claims Act

The federal Anti-Kickback Statute prohibits persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, in exchange for or to induce either the referral of an individual for, or the furnishing, recommending or arranging for any good or service for which payment may be made under a federal healthcare program, such as Medicare and Medicaid. The term “remuneration” has been broadly interpreted to include anything of value, including, for example, gifts, discounts, the furnishing of free supplies or equipment, commercially unreasonable credit arrangements, payments of cash, waivers of payments or providing anything at less than its fair market value. Several courts have interpreted the Anti-Kickback Statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of business reimbursable by a federal healthcare program, the statute has been violated. Penalties for violations include criminal penalties and civil sanctions such as fines, imprisonment and possible exclusion from Medicare, Medicaid and other federal healthcare programs. In addition, some kickback allegations have been claimed to violate the federal False Claims Act, discussed in more detail below.

The federal Anti-Kickback Statute is broad and prohibits many arrangements and practices that may be lawful in businesses outside of the healthcare industry. Recognizing that the Anti-Kickback Statute is broad and may technically prohibit many innocuous or beneficial arrangements, the U.S. Department of Health and Human Services, or HHS, as authorized by Congress, has issued a series of regulations, known as safe harbors, that deem certain arrangements meeting specified requirements to comply with the federal Anti-Kickback Statute. We seek to comply with such safe harbors. The failure of a transaction or arrangement to meet all requirements of one or more safe harbors does not necessarily mean that it is illegal or that prosecution will be pursued. However, conduct and business arrangements that do not fully satisfy each requirement of an applicable safe harbor may result in increased scrutiny by government enforcement authorities such as the HHS office of Inspector General.

Many states have adopted anti-kickback laws similar to the federal Anti-Kickback Statute. Some of these state prohibitions apply to referral of patients for healthcare items or services reimbursed by any source, not only the Medicare and Medicaid programs and do not have exceptions identical to those under federal law.

Government officials have focused their enforcement efforts on marketing of healthcare services and products, among other activities, and have initiated investigations and enforcement actions against companies and their sales personnel who allegedly offered unlawful inducements to potential or existing customers in an attempt to procure their business. As part of our compliance program, we plan to review our sales contracts and marketing materials to assure compliance with the Anti-Kickback Statute and similar state laws, and will educate our employees and marketing representatives about the Anti-Kickback Statute and their obligations thereunder. However, we cannot rule out the possibility that the government enforcement agencies or other third parties could interpret these laws differently and assert otherwise.

Another development affecting the healthcare industry is the increased use of the False Claims Act and, in particular, actions brought pursuant to the False Claims Act’s “whistleblower” or “qui tam” provisions. The False

Claims Act imposes liability on any person or entity who, among other things, knowingly presents, or causes to be presented, a false or fraudulent claim for payment by a federal healthcare program. The qui tam provisions of the False Claims Act allow a private individual to bring actions on behalf of the federal government alleging that the defendant has defrauded the federal government by submitting a false claim to the federal government and permit such individuals to share in any amounts paid by the entity to the government in fines or settlement. In recent years, the number of suits brought against healthcare providers by private individuals has increased dramatically. In addition, various states have enacted false claim laws analogous to the federal False Claims Act, although many of these state laws apply where a claim is submitted to any third party payor and not merely a federal healthcare program.

When an entity is determined to have violated the False Claims Act, it may be required to pay up to three times the actual damages sustained by the government, plus civil penalties of between $5,500 to $11,000 for each separate false claim. There are many potential bases for liability under the False Claims Act. Liability arises, primarily, when an entity knowingly submits, or causes another to submit, a false claim for reimbursement to the federal government. The False Claims Act has been used to assert liability on the basis of inadequate care and improper use of Medicare numbers when detailing the provider of services, in addition to the more predictable allegations regarding misrepresentations with respect to nature of the services rendered. In addition, manufacturers, like us, can be held liable under the False Claims Act, even if they do not submit claims to the government, where they are found to have caused submission of false claims by, among other things, providing incorrect coding or billing advice about their products to customers that file claims, or by engaging in kickback arrangements with customers that file claims. We are unable to predict whether we could be subject to actions under the False Claims Act, or the impact of such actions. However, the costs of defending claims under the False Claims Act, as well as sanctions imposed under the Act, could significantly affect our financial performance.

Our future activities relating to the reporting of wholesale or estimated retail prices for our products, the reporting of discount and rebate information and other information affecting federal, state and third-party reimbursement of our products, and the sale and marketing of our products, may be subject to scrutiny under these laws. In addition, companies have been prosecuted under the False Claims Act in connection with alleged off-label promotion of products.

Health Insurance Portability and Accountability Act of 1996

Among other things, the Health Insurance Portability and Accountability Act of 1996, or HIPAA, created two new federal crimes: healthcare fraud and false statements relating to healthcare matters. The HIPAA healthcare fraud statute prohibits, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private payors. A violation of this statute is a felony and may result in fines, imprisonment and/or exclusion from government-sponsored programs. The HIPAA false statements statute prohibits, among other things, knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement or representation in connection with the delivery of or payment for healthcare benefits, items or services. A violation of this statute is a felony and may result in fines and/or imprisonment.

In addition to creating the two new federal healthcare crimes, HIPAA also establishes uniform standards governing the conduct of certain electronic healthcare transactions and protecting the security and privacy of individually identifiable health information maintained or transmitted by healthcare providers, health plans and healthcare clearinghouses. Three standards have been promulgated under HIPAA: the Standards for Privacy of Individually Identifiable Health Information, which restrict the use and disclosure of certain individually identifiable health information, the Standards for Electronic Transactions, which establish standards for common healthcare transactions, such as claims information, plan eligibility, payment information and the use of electronic signatures, and the Security Standards, which require covered entities to implement and maintain certain security measures to safeguard certain electronic health information. Although we believe we are not a covered entity and therefore do not need to comply with these standards, we expect that our customers generally will be covered entities and may ask us to comply with certain aspects of these standards. While the government intended this legislation to reduce administrative expenses and burdens for the healthcare industry, our compliance with certain provisions of these standards may entail significant costs for us. If we fail to comply with these standards, it is possible that we could be subject to criminal penalties.

In addition to federal regulations issued under HIPAA, some states have enacted privacy and security statutes or regulations that, in some cases, are more stringent than those issued under HIPAA. In those cases, it may be necessary to modify our planned operations and procedures to comply with the more stringent state laws. If we fail to comply with applicable state laws and regulations, we could be subject to additional sanctions.

Third-Party Reimbursement and Pricing

General

In the United States and elsewhere, health care providers that purchase medical devices generally rely on third-party payors, including the Medicare and Medicaid programs and private payors, to reimburse all or part of the cost of the products. Consequently, sales of medical devices are dependent in part on the availability of reimbursement to customers from third-party payors, such as government healthcare programs and private insurance plans. The manner in which reimbursement is sought and obtained varies based upon the type of payor involved and the setting in which the product is furnished and utilized. In determining payment rates, third-party payors are increasingly scrutinizing the prices charged for medical products and services. Our products, and the procedures in which our products are used, may not be reimbursed by these third party payors at rates sufficient to allow us to sell our products on a competitive and profitable basis.

In addition, in many foreign markets, including the countries in the European Union, pricing of medical devices is subject to governmental control. Failure to obtain approvals for coverage or a lengthy process may adversely impact our sales. To date, we have not sold any products in foreign markets and have no experience with such countries applicable pricing regulations.

In the United States, there have been, and we expect that there will continue to be, a number of federal and state legislative and regulatory proposals to limit payments by governmental payors for medical devices, and the procedures in which medical devices are used. While we cannot predict whether such legislative or regulatory proposals will be adopted, the adoption of proposals limiting coverage and/or payment could have a material adverse effect on our business, financial condition and profitability.

Medicare and Medicaid

The Medicare program is a federal health benefit program administered by the Centers for Medicare and Medicaid Services, or CMS, and covers certain medical care items and services for eligible elderly, blind, and disabled individuals, and individuals with end stage renal disease. Coverage under Part A of the Medicare program includes items and services provided in the hospital inpatient setting and other institutional services, while coverage under Part B of Medicare includes physician services, among other items. Because we expect that a significant percentage of patients who receive our EndoSure system will be Medicare beneficiaries, and because some private insurers may follow the coverage and payment policies for Medicare, Medicare’s coverage and payment policies are significant to our business.

Medicare coverage for endovascular repair procedures during which our EndoSure sensors are implanted currently exists in the hospital inpatient setting. In general, Medicare reimburses hospitals for procedures performed in the inpatient setting based upon prospectively determined amounts, using a prospective payment system, or PPS. For inpatient stays in acute care hospitals, the prospective payment is determined by the patient’s condition and other patient data and procedures performed during the inpatient stay, using a classification system known as diagnosis-related groups, or DRGs. Each DRG has an index-like relative weight that represents the average resources required to care for cases grouped in that particular DRG relative to the average resources used to treat cases in all DRGs. The DRG payments include all devices and services that are provided during that stay regardless of the actual costs of such services, with limited exceptions. In certain cases, hospitals may receive additional payments for certain exceptionally costly stays, known as outliers, or for costly new technology meeting certain qualifying criteria.

Current Medicare payments to hospitals providing endovascular abdominal aortic aneurysm repair surgery are based typically on DRG 110-Major Cardiovascular Procedures with Complication/Comorbidity and DRG 111-Major Cardiovascular Procedures without Complication/Comorbidity. As to hospital inpatient billing, procedures are referenced by international classifications of diseases, clinical modification, or ICD-9-CM, volume 3 procedure codes. Currently, endovascular repair procedures during which our EndoSure sensors are implanted are coded under ICD-9-CM procedure code 39.71-Endovascular Implantation of Graft Abdominal Aorta.

Under the DRG payment system, hospitals performing inpatient procedures during which the EndoSure sensor is implanted do not receive separate Medicare reimbursement for the specific costs of purchasing or implanting our device. Rather, reimbursement for these costs is bundled with the DRG-based payments made to hospitals for the endovascular repair procedure during which our devices are implanted. Because such payments are based on predetermined rates and may be less than a hospital’s actual costs in furnishing care, hospitals have incentives to lower their inpatient operating costs by utilizing products, devices and supplies that will reduce the length of inpatient stays, decrease labor or otherwise lower their costs.

Physicians performing endovascular repair procedures during which the EndoSure sensor is implanted may receive separate Medicare reimbursement for their professional services during the implantation of the sensor. Physicians may also receive payment for subsequent monitoring of the device, although we are not able to promote this use of the EndoSure system because subsequent monitoring is not part of the FDA approved indication for the system. Physicians generally bill for such services using a coding system known as Current Procedural Terminology, a system established and maintained by the American Medical Association, or AMA. Physician services performed in connection with the implantation and monitoring of our EndoSure system are currently billed under two Category III CPT codes: 0153T-Transcatheter Placement of Wireless Physiologic Sensor in Aneurismal Sac during Endovascular Repair, Including Radiological Supervision and Interpretation and Instrument Calibration and 0154T-Noninvasive Physiologic Study of Implanted Wireless Pressure Sensor in Aneurismal sac following Endovascular Repair, Complete Study including Recording, Analysis of Pressure and Waveform Tracings, Interpretation and Report. Category III codes are temporary codes for emerging technology and services.

Generally, payment levels for physician services are developed by CMS annually under the Medicare Physician Fee Schedule. CMS has not developed a federal payment rate for use of the EndoSure sensors. Instead, for 2007, the Medicare contractors processing physician claims have the discretion to set a payment level specific to the contractor’s locality. This has resulted in significant variability in the physician payment rate. Further, some local Medicare contractors have determined not to cover physician services billed to CPT codes 0153T and 0154T, asserting that the technology at issue is investigational or experimental in nature.

Applications have been submitted with the AMA’s CPT Editorial Panel for Category I CPT codes—permanent codes that would describe physician services performed in connection with the implantation and monitoring of our EndoSure system and would replace the current Category III CPT codes. If approved, we expect that physicians would begin to bill for their services using these Category I codes effective by January 2008. At this time, we cannot predict the payment levels under Category I codes or the extent to which payment levels under the permanent codes would differ from current levels under Category III codes.

We also plan on pursuing coverage and reimbursement for services performed in connection with the implantation and monitoring of our heart failure and hypertension sensors. We expect to seek unique coverage and reimbursement for hospital services, including the hospital outpatient setting, and for physician professional services for these indications. Generally, coverage and payment policies and the designation of a new procedure code for a new procedure using a new product does not occur until after FDA approval of the product used in the surgery. It is possible that we may not prevail in our applications or that the extent of coverage or the reimbursement levels established for any new codes may be limited in scope or amount or otherwise insufficient to permit broad acceptance of our products by physicians and hospitals.

Commercial Insurers

In addition to the Medicare program, many private payors look to CMS policies as a guideline in setting their coverage policies and payment amounts. The current coverage policies of these private payors may differ from the Medicare program, and the payment rates they make may be higher, lower, or the same as the Medicare program. If CMS decreases or limits reimbursement payments for physicians and/or hospitals, this may affect coverage and reimbursement determinations by many private payors. Additionally, some private payors do not follow the Medicare guidelines, and those payors may reimburse only a portion of the costs associated with the use of our products, or not at all.

Research and Development

As of December 31, 2006, our research and development team consisted of 26 people, representing an experienced team of engineers and scientists with expertise in MEMS design, biomedical engineering, software authoring and both digital and analog electronics. The majority of our research and development team have advanced technical degrees, including seven who have doctorates, and have significant industry experience. Our research and development initiatives are focused on developing next generation versions of our proprietary products while also creating entirely new sensor and wireless monitoring products.

Since our inception, we have devoted a significant amount of resources to develop our technology platform. During 2003, 2004 and 2005, we recorded $1.6 million, $3.7 million and $4.8 million, respectively, in research and development expenses. We plan to continue to increase our investment in research and development in future periods.

Employees

As of December 31, 2006, we had 106 employees, 26 of whom were engaged directly in research and development, 16 in manufacturing and service, 14 in general administrative and accounting activities, 13 in regulatory, clinical affairs and quality activities and 37 in sales and marketing activities. None of our employees is covered by a collective bargaining agreement, and we consider our relationship with our employees to be good.

Facilities

We maintain our headquarters in Atlanta, Georgia in leased facilities consisting of approximately 12,000 square feet in the aggregate, which includes our laboratory, research and development, manufacturing and general administration functions. Our Atlanta facilities are leased from Georgia Advanced Technology Ventures on a month-to-month term. We, or our landlord, may terminate the lease at any time upon ninety days notice. We believe that our existing facilities are adequate to meet our needs through mid-2007. However, we expect to relocate our headquarters to a new facility in 2007 to meet our future needs and believe that suitable space will be available on commercially reasonable terms.

Litigation

We are not currently involved in any material litigation. However, litigation is common in the medical device industry, and we may become involved in material litigation in the future.

Scientific and Medical Advisory Board

We have established a Scientific and Medical Advisory Board, or advisory board, composed of international leaders in cardiology, cardiac surgery, vascular surgery and interventional radiology who have demonstrated excellence in research and in clinical medicine. Members of our advisory board meet formally and informally with us. We have advisory board members with specialties in each of our targeted indications.

Several members of our advisory board are employed by academic institutions and may have commitments to, or agreements with, other entities that may limit their availability to us. Members of our advisory board may also serve as consultants to other medical product companies, including those that may be competitive with ours.

We have entered into a written agreement with each member of our advisory board pursuant to which the advisory board member is obligated to provide consulting services relating to the research, design, development and/or marketing of our products. The agreements may be terminated by us or by the advisory board member upon 30 days notice. We own the rights to any inventions or ideas made or conceived by each advisory board member during performance of the consulting services.

We generally compensate the members of our advisory board through payment of consulting fee ranging between $1,500 and $2,500 per day for any time commitments in excess of four days per year. Travel and other expenses are also reimbursed, to the extent we approve of these expenses in advance. In addition, we have granted some of our advisory board members options to purchase our common stock.

We do not expect or require our advisory board members to utilize or promote our products.

MANAGEMENT

Executive Officers and Directors

Our executive officers and directors and their respective ages and positions as of December 31, 2006 are as follows:

Name	Age	Position
Jay S. Yadav, M.D.(1)	47	Chairman of the Board and Chief Executive Officer
Harold W. Ingalls	59	Chief Financial Officer
Sandeep S. Yadav	37	Chief Operating Officer
Mark G. Allen, Ph.D.	44	Chief Technical Officer and Director
David R. Stern	46	Senior Vice President, Research and Development and Director
Matthew Borenzweig	47	Senior Vice President, Sales and Marketing
Patrick J. Fortune, Ph.D.(1)(2)	59	Director
John J. Huntz, Jr.(2)(3)	56	Director
Muhit U. Rahman(3)	50	Director
Marvin L. Woodall(1)(3)	69	Director
Lee R. Wrubel, M.D.(2)	42	Director

(1)	Member of the nominating and corporate governance committee.

(2)	Member of the compensation committee.

(3)	Member of the audit committee.

Executive Officers

Jay S. Yadav, M.D., is a co-founder and has served as Chairman of our board of directors since our inception in November 2000. From our inception to October 2006, Dr. Yadav served as one of our consultants. In May 2006, Dr. Yadav was appointed as our Acting Chief Executive Officer and became an employee and our Chief Executive Officer in October 2006. From 1998 to August 2006, Dr. Yadav held various staff positions at the Cleveland Clinic Foundation, or CCF, including the Ferchill Distinguished Chair, Chairman of the Center for Medical Innovation as well as Director of Vascular Intervention. On August 17, 2006, Dr. Yadav was notified by the CCF that he would not be reappointed as a staff member of the CCF upon the expiration of his contract on September 30, 2006. The CCF has publicly stated that its decision not to reappoint Dr. Yadav was due to the CCF’s determination that Dr. Yadav did not meet the standards for disclosure under the CCF’s conflict of interest policies. From 1997 to 1999, Dr. Yadav was the founder and Chairman of the Board of Directors of AngioGuard, Inc., developer of the first filter for emboli prevention during interventional and surgical procedures, which was acquired by Johnson & Johnson in 1998. Dr. Yadav serves on the board of directors of several private medical device and technology companies. Dr. Yadav holds a B.S. from Yale University and an M.D. from West Virginia University Medical School. Dr. Yadav’s post-graduate medical training was performed at Duke University and The University of Alabama at Birmingham.

Harold W. Ingalls has served as our Chief Financial Officer since August 2006. From October 2001 to July 2006, Mr. Ingalls served as Vice President and Chief Financial Officer of Serologicals Corporation, a life sciences company, which was acquired by Millipore Corporation in July 2006. Mr. Ingalls holds a B.B.A in Accounting from the University of Wisconsin and is a member of the American Institute of Certified Public Accountants.

Sandeep S. Yadav has served as our Chief Operating Officer since May 2006. From July 2002 to August 2006, Mr. Yadav was our Chief Financial Officer. From September 1998 to January 2002, Mr. Yadav was an associate at Deutsche Bank AG. Mr. Yadav holds a B.S. in Finance from Auburn University and an M.B.A. from Emory University.

Mark G. Allen, Ph.D., is a co-founder and has served as our Chief Technology Officer and a member of our board of directors since our inception in November 2000. Prior to co-founding CardioMEMS in 1999, Dr. Allen was the co-founder of Redeon, Inc., which was one of the earliest companies to successfully develop micro-needle technology and was subsequently acquired by Biovalve Technologies, Inc. in 2001. Since 1989, Dr. Allen has been employed at the Georgia Institute of Technology, or Georgia Tech. Dr. Allen is the Joseph M. Pettit Professor of Electrical and Computer Engineering at Georgia Tech and directs the university’s MEMS research program. In light of his employment obligations to Georgia Tech and consulting work for several private companies, Dr. Allen does not devote his full time to CardioMEMS. Dr. Allen holds a B.A. in Chemistry, a B.S.E. in Chemical Engineering and a B.S.E. in Electrical Engineering from the University of Pennsylvania and an M.S. and Ph.D. in Chemical Engineering from the Massachusetts Institute of Technology.

David R. Stern has served as our Senior Vice President, Research and Development since May 2006 and as a member of our board of directors since April 2002. From December 2001 to April 2002, Mr. Stern served as our Vice President, Research and Development and most recently as our Chief Executive Officer from April 2002 to May 2006. From July 2000 to April 2001, Mr. Stern served as Vice President and Business Unit Manager of the Peripheral Technologies Division of C.R. Bard, Inc. where he was responsible for directing marketing, research and development and business development activities. Mr. Stern holds a B.S. in Biomedical Engineering from Rensselaer Polytechnic Institute and a M.E. in Biomedical Engineering from Worchester Polytechnic Institute.

Matthew Borenzweig has served as our Senior Vice President, Sales and Marketing since May 2006 and has been our employee since January 2006. From 2000 to January 2006, Mr. Borenzweig served as Vice President of U.S. Endovascular sales at Medtronic Vascular, Inc. Prior to 2000, Mr. Borenzweig held sales and management positions at AVE/Medtronic, Boston Scientific Corp., C.R. Bard, Inc. and Upjohn Pharmaceuticals, Inc. He also serves as a member of the board of directors of MicroMed Cardiovascular, Inc., a medical device company. Mr. Borenzweig holds a B.S. in Biological Sciences from the University of Southern California.

Directors

Patrick J. Fortune, Ph.D., has served as a member of our board of directors since May 2005. Since 2001, Dr. Fortune has been a Partner of Boston Millennia Partners, a venture capital investment firm. From 1999 to 2001, Dr. Fortune was President and Chief Operating Officer of New Era of Networks, Inc. He serves on the board of directors of Parexel International Corporation, CombinatoRx, Inc., EPIX Pharmaceuticals, Inc. and several private companies. He has also served on the engineering and scientific advisory boards of the University of Wisconsin, the University of Illinois and the University of Chicago. Dr. Fortune holds a B.S. in chemistry from the University of Wisconsin, an M.B.A. from Northwestern University and a Ph.D. in physical chemistry from the University of Wisconsin.

John J. Huntz, Jr., has served as a member of our board of directors since September 2006. Since October 2005, Mr. Huntz has served as the Executive Director, Head of Venture Capital, of Arcapita Inc., a private equity investment firm. From May 1998 to 2005, Mr. Huntz served as Managing Director of Fuqua Ventures, LLC, a private equity investment firm. Mr. Huntz serves as Chairman of the board of directors of Manhattan Associates, Inc., a leading supply chain solutions provider, and is a member of the board of directors of several private technology companies. Mr. Huntz founded and serves as President of the Atlanta Venture Forum, a risk capital network, and has previously served as a member of the board of directors of the National Venture Capital Association. He is also a member of the Securities and Exchange Commission Executive Committee on Small Business Capital Formation. Mr. Huntz holds a B.B.A. from Niagra University and holds an M.B.A. from Sacred Heart University.

Muhit U. Rahman has served as a member of our board of directors since July 2001. Mr. Rahman is a co-founder and has been a Managing Member of Arcade Partners LLC, a private equity investment firm, since November 2003. Since January 2004, he has been a Managing Director of Washington & Congress Managers, an

investment management firm. From November 1993 to December 2003, Mr. Rahman was a Managing Director of Triumph Capital Group, a private equity investment firm. Mr. Rahman holds a B.S. from Yale University and an M.B.A. from the Anderson School of Management at the University of California at Los Angeles.

Marvin L. Woodall has served as a member of our board of directors since April 2004. Since August 2006, Mr. Woodall has served as Chief Executive Officer of the Cardiovascular Research Foundation, a non-profit research foundation. From 2001 to 2005, Mr. Woodall served as Chairman of the Board of the Lehigh Valley Hospitals and Health Network. From 1988 to 1996, Mr. Woodall was the President of Johnson & Johnson Interventional Systems, a medical device company. He serves as an advisor or a member of the board of directors to several medical and healthcare private companies and hospitals. Mr. Woodall holds a degree in Management and Finance from the University of Oklahoma.

Lee R. Wrubel, M.D., has served as a member of our board of directors since November 2003. Since 2000, Dr. Wrubel has been a General Partner of Foundation Medical Partners, L.P., a venture capital investment firm. Dr. Wrubel serves on the board of directors of AtriCure, Inc., a medical device company and several private companies. He serves on the Translational Research Advisory Committee of the Muscular Dystrophy Association. Dr. Wrubel holds a B.A. from Lafayette College, an M.D. and M.S. in Public Health from Tufts University and an M.B.A. from Columbia University.

Board Composition

Our board of directors currently consists of eight members. Effective upon the closing of this offering, we will divide our board of directors into three classes, as follows:

•	Class I, which will consist of Mr. Stern and Dr. Wrubel, and whose term will expire at our annual meeting of stockholders to be held in 2008;

•	Class II, which will consist of Messrs. Rahman and Huntz and Dr. Allen, and whose term will expire at our annual meeting of stockholders to be held in 2009; and

•	Class III, which will consist of Drs. Yadav and Fortune and Mr. Woodall, and whose term will expire at our annual meeting of stockholders to be held in 2010.

At each annual meeting of stockholders to be held after the initial classification, the successors to directors whose terms then expire will serve until the third annual meeting following their election and until their successors are duly elected and qualified. The authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed between the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in our control or management. Under Delaware law, our directors may be removed for cause by the affirmative vote of the holders of a majority of our voting stock.

Board Committees

Our board of directors has an audit committee, a compensation committee and a nominating and corporate governance committee.

Audit Committee

Our audit committee consists of Messrs. Rahman, Huntz and Woodall. Mr. Rahman serves as the chair of our audit committee. The functions of this committee include, among other things:

•	reviewing and pre-approving the engagement of our independent auditors to perform audit services and any permissible non-audit services;

•	evaluating the performance of our independent auditors and deciding whether to retain their services;

•	reviewing our annual and quarterly financial statements and reports and discussing the statements and reports with our independent auditors and management;

•	reviewing and approving all related-party transactions;

•	reviewing with our independent auditors and management significant issues that may arise regarding accounting principles and financial statement presentation, as well as matters concerning the scope, adequacy and effectiveness of our financial controls; and

•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding financial controls, accounting or auditing matters.

Our board of directors has determined that Mr. Huntz qualifies as an audit committee financial expert within the meaning of SEC regulations and the NASDAQ listing standards. In making this determination, our board of directors has considered the nature and scope of experience Mr. Huntz has previously had with reporting companies. Mr. Huntz meets the independence requirements of Rule 10A-3 of the Exchange Act. Both our independent registered public accounting firm and management periodically meet privately with our audit committee.

Compensation Committee

Our compensation committee consists of Mr. Huntz and Drs. Fortune and Wrubel. Mr. Huntz serves as the chair of our compensation committee. The functions of this committee include, among other things:

•	determining the compensation and other terms of employment of our executive officers and senior management and reviewing and approving corporate performance goals and objectives relevant to such compensation;

•	evaluating and recommending to our board of directors the equity incentive plans, compensation plans and similar programs advisable for us, as well as modification or termination of existing plans and programs;

•	reviewing and approving appropriate insurance coverage for our officers and directors; and

•	reviewing and approving the terms of any employment agreements, severance arrangements, change-in-control protections and any other compensatory arrangements for our executive officers.

Each member of our compensation committee is a non-employee director, as defined in Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended, an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended, and satisfies the NASDAQ independence requirements.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Mr. Woodall and Drs. Yadav and Fortune. We believe that each of Mr. Woodall and Dr. Fortune satisfies the NASDAQ independence requirements, but Dr. Yadav does not meet these requirements. In accordance with NASDAQ Rule 4350, Dr. Yadav will cease serving as a member of our nominating and corporate governance committee upon the one year anniversary of this offering. Mr. Woodall serves as the chair of our nominating and corporate governance committee. The functions of this committee include, among other things:

•	developing and maintaining a current list of the functional needs and qualifications of members of our board of directors;

•	evaluating director performance on our board of directors and its applicable committees and determining whether continued service on our board of directors is appropriate for such director;

•	interviewing, evaluating, nominating and recommending individuals for membership on our board of directors;

•	reviewing and recommending to our board of directors the compensation arrangements for our non-employee directors;

•	evaluating nominations by stockholders of candidates for election to our board of directors;

•	reviewing and reporting annually to our board of directors an assessment of the board’s performance;

•	reviewing and recommending to our board of directors any amendments to our corporate governance documents; and

•	reviewing and recommending to our board of directors changes with respect to corporate governance issues, issues of broad social significance and our overall conduct as a responsible corporate citizen.

COMPENSATION DISCUSSION AND ANALYSIS

The primary goals of the compensation committee of our board of directors with respect to executive compensation are to attract and retain the most talented and dedicated executives possible, to tie annual and long-term cash and stock incentives to achievement of specified performance objectives, and to align executives’ incentives with stockholder value creation. To achieve these goals, our compensation committee recommends executive compensation packages to our board of directors that are generally based on a mix of salary, discretionary bonus and equity awards. Although our compensation committee has not adopted any formal guidelines for allocating total compensation between equity compensation and cash compensation, we intend to implement and maintain compensation plans that tie a substantial portion of our executives’ overall compensation to achievement of corporate goals and value-creating milestones. We believe that performance and equity-based compensation are important components of the total executive compensation package for maximizing stockholder value while, at the same time, attracting, motivating and retaining high-quality executives.

Benchmarking of Cash and Equity Compensation

We have not retained a compensation consultant to review our policies and procedures with respect to executive compensation. We conduct an annual benchmark review of the aggregate level of our executive compensation, as well as the mix of elements used to compensate our executive officers. This review is based on a survey of executive compensation paid by peer companies in the medical devices industry conducted by third-party providers. In addition, our compensation committee has historically taken into account input from other independent members of our board of directors and publicly available data relating to the compensation practices and policies of other companies within and outside our industry. We benchmark our executive compensation against the median updated compensation paid by these peer companies. While benchmarking may not always be appropriate as a stand-alone tool for setting compensation due to the aspects of our business and objectives that may be unique to us, we generally believe that gathering this information is an important part of our compensation-related decision-making process.

Our compensation committee intends to retain the services of third-party executive compensation specialists from time to time, as it sees fit, in connection with the establishment of cash and equity compensation and related policies.

Elements of Compensation

Our compensation committee evaluates individual executive performance with a goal of setting compensation at levels the committee believes are comparable with executives in other companies of similar size and stage of development operating in the medical device industry while taking into account our relative performance and our own strategic goals. The compensation received by our executive officers consists of the following elements:

Base Salary. Base salaries for our executives are established based on the scope of their responsibilities and individual experience, taking into account competitive market compensation paid by other companies for similar positions within the medical device industry. Base salaries are reviewed annually, and adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance and experience. Three of our executive officers were appointed in 2006. Our current senior vice president, sales and marketing, was hired in January 2006 at an annual base salary of $250,000. In September 2006, we hired our current chief financial officer at a base salary of $250,000. In October 2006, our co-founder and chairman became a full-time employee and was appointed as our chief executive officer. He had previously served as a consultant and our executive chairman at a base consulting fee of $14,583 per month. Our board of directors, upon the recommendation of the compensation committee, established a base salary of $350,000 for our chairman and chief executive officer. Our current chief operating officer was appointed in May 2006. He had previously served as our chief financial officer. Our compensation committee believes that these base salary levels are commensurate with the general salary levels for similar positions in medical device companies of similar size and stage of development and operations. Our compensation committee undertook this review for the 2007 annual base salaries for our executive officers in the fourth quarter of 2006.

Discretionary Annual Bonus. In addition to base salaries, our compensation committee has the authority to award discretionary annual bonuses to our executive officers. The annual incentive bonuses are intended to compensate officers for achieving corporate goals and for achieving what the committee believes to be value-creating milestones. Our annual bonus is paid in cash in an amount reviewed and approved by our compensation committee and ordinarily is paid in a single installment in the first quarter following the completion of a given fiscal year. Each executive officer is eligible for a discretionary annual bonus up to an amount equal to a specified percentage of such executive officer’s salary. The target percentages are set at levels that, upon achievement of the target percentage, are likely to result in bonus payments that our compensation committee believes to be at or near the median for target bonus amounts for comparable companies in the medical device industry. However, our compensation committee may increase the annual bonus paid to our executive officers.

At the end of each year, our board of directors, upon the recommendation of the compensation committee, determines the level of achievement for each corporate goal and value-creating milestone and awards credit for the achievement of these corporate goals or milestones as a percentage of the target bonus. Final determinations as to bonus levels are then based in part on the achievement of these corporate goals or milestones, as well as our assessment as to the overall success of our company and the development of our business. These corporate goals and milestones, and the proportional emphasis placed on each goal and milestone may vary, from time to time, depending on our overall strategic objectives, but relate generally to factors such as development and progression of existing products under development, achievement of clinical and regulatory milestones, establishment of new collaborative arrangements, sales and marketing targets, and to financial factors such as raising or preserving capital and improving our results of operations.

Our compensation committee established bonus amounts to be paid in 2007 for performance in 2006 at up to 30% of base salary for each of our executive officers, excluding our chairman and chief executive officer, and for our chairman and chief executive officer, up to 40% of his base salary. The actual amount of bonuses for 2006 was determined in December 2006 following a review of the achievement of overall corporate goals and milestones and each executive officer’s individual performance and contribution. Our compensation committee has not yet determined the strategic milestones or corporate goals that it will apply in determining executives’ bonuses for 2007.

Long-Term Incentive Program. We believe that long-term performance is achieved through an ownership culture that encourages such performance by our executive officers through the use of stock and stock-based awards. Our equity benefit plans have been established to provide certain of our employees, including our executive officers, with incentives to help align those employees’ interests with the interests of our stockholders. Our compensation committee believes that the use of stock and stock-based awards offers the best approach to achieving our compensation goals. We have not adopted stock ownership guidelines, and, other than for our co-founders, our equity benefit plans have provided the principal method for our executive officers to acquire equity or equity-linked interests in our company.

Prior to this offering, we have granted equity awards primarily through our 2001 Equity Incentive Plan, which was adopted by our board of directors and stockholders to permit the grant of stock options, stock appreciation rights, restricted stock and other stock-based awards to our officers, directors, scientific advisory board members, employees and consultants. In 2006, certain named executive officers were awarded stock options under our 2001 Equity Incentive Plan in the amounts indicated in the section below entitled “Grants of Plan Based Awards.” These equity awards included the grant of a stock option for 994,665 shares of common stock to our chairman and chief executive officer in connection with the commencement of his full-time employment and appointment as our chief executive officer.

In the absence of a public trading market for our common stock, our board of directors determined the fair market value of our common stock in good faith based upon consideration of a number of relevant factors including the status of our development and commercialization efforts, results of operations, financial status and market conditions. In November 2005, in response to Section 409A of the Internal Revenue Code of 1986, as amended, and the proposed regulations issued by the U.S. Internal Revenue Service thereunder, our board of directors retained an independent valuation firm to determine the fair market value of our common stock as of November 30, 2005. The board of directors obtained periodic valuation updates subsequent to the initial valuation. All equity awards to our employees, including executive officers, and to our directors in 2006 were granted at no less than the fair market value of our common stock as determined in good faith by our board of directors on the date of grant in accordance with the determination of the fair market value of our common stock made by the independent valuation firm and a review of material changes in our business and results of operations. We do not have any program, plan or obligation that requires us to grant equity compensation on specified dates and, because we have not been a public company, we have not made equity grants in connection with the release or withholding of material non-public information. Authority to make equity grants to executive officers rests with our compensation committee, although, our compensation committee does consider the recommendations of our chairman and chief executive officer for officers other than himself. Prior to the original November 2005 engagement of an independent valuation firm, our board of directors determined the value of our common stock based on internal assessment of our business progress, development and results of operations, discussion with management, management’s recommendation, and other relevant factors.

In connection with this offering, our board of directors has adopted new equity benefit plans described under “—Equity Benefit Plans” below. The 2006 Equity Incentive Plan will replace our existing 2001 Equity Incentive Plan immediately following this offering and, as described below, will afford our compensation committee much greater flexibility in making a wide variety of equity awards. Participation in our 2006 Employee Stock Purchase Plan that we have adopted and will become effective after this offering will also be available to all executive officers following this offering on the same basis as our other employees.

Stock Appreciation Rights. Our 2006 Equity Incentive Plan authorizes us to grant stock appreciation rights, or SARs, which are more fully described below under “—Equity Benefit Plans.” To date, no SARs have been awarded to any of our executive officers. However, our compensation committee, in its discretion, may in the future elect to make such grants to our executive officers if it deems it advisable.

Severance and Change-in-Control Benefits. Our named executive officers, whom are designed below under “—Summary Compensation Table,” are entitled to certain severance and change of control benefits, the terms of which are described below under “—Severance and Change-in-Control Arrangements.” We believe these severance and change-in-control benefits are an essential element of our executive compensation package and assist us in recruiting and retaining talented individuals.

Restricted Stock Grants or Awards. Our compensation committee did not authorize the grant of restricted stock or restricted stock awards pursuant to our equity benefit plans to any of our executive officers in the year ended December 31, 2006. However, our compensation committee, in its discretion, may in the future elect to make such grants to our executive officers if it deems it advisable.

Other Compensation. Our executive officers who were parties to employment agreements prior to this offering will continue, following this offering, to be parties to such employment agreements in their current form until such time as our compensation committee determines in its discretion that revisions to such employment agreements are advisable. In addition, consistent with our compensation philosophy, we intend to continue to maintain the current benefits and perquisites for our executive officers; however, our compensation committee, in its discretion, may in the future revise, amend or add to the benefits and perquisites of any executive officer if it deems it advisable. The material terms of our employment agreements with our named executive officers are described below under “—Employment Agreements.”

Equity Benefit Plans

2001 Equity Incentive Plan

Our board of directors adopted and our stockholders approved the 2001 Equity Incentive Plan, or 2001 Incentive Plan, in March 2001. As of December 31, 2006, 254,517 shares of common stock had been issued upon the exercise of options granted under the 2001 Incentive Plan, options to purchase 5,836,337 shares of common stock were outstanding at a weighted average exercise price of $0.28 per share and 910,096 shares remained available for future grant. Upon the effective date of this offering, no further option grants will be made under the 2001 Incentive Plan and any shares then remaining available for future grant will be allocated to our 2006 Equity Incentive Plan.

Administration. Our board of directors administers the 2001 Incentive Plan. Our board of directors, however, may delegate this authority to a committee of one or more board members. Our board has delegated such authority nonexclusively to our compensation committee. The board of directors or a committee of the board has the authority to construe, interpret, amend and modify the 2001 Incentive Plan as well as to determine the terms of an option. Our board of directors may amend or modify the 2001 Incentive Plan at any time. However, no amendment or modification shall adversely affect the rights and obligations with respect to outstanding options unless the holder consents to that amendment or modification.

Eligibility. The 2001 Incentive Plan permits us to grant stock options to our employees, directors and consultants. A stock option may be an incentive stock option within the meaning of Section 422 of the Internal Revenue Code or a nonstatutory stock option.

Stock Option Provisions Generally. In general, the duration of a stock option granted under the 2001 Incentive Plan cannot exceed ten years. The exercise price of an incentive stock option cannot be less than 100% of the fair market value of the common stock on the date of grant. The exercise price of a nonstatutory stock option cannot be less than 100% of the fair market value of the common stock on the date of grant. An incentive stock option may be transferred only on death, but a nonstatutory stock option may be transferred as permitted in an individual stock option agreement. Stock option agreements may provide that the stock options may be early exercised subject to our right of repurchase of unvested shares. In addition, our board of directors may reprice any outstanding option or, with the permission of the optionholder, may cancel any outstanding option and grant a substitute option.

Incentive stock options may be granted only to our employees. The aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to which incentive stock options are exercisable for the first time by an optionholder during any calendar year under all of our stock plans may not exceed $100,000. An incentive stock option granted to a person who at the time of grant owns or is deemed to own more than 10% of the total combined voting power of all classes of our outstanding stock or any of our affiliates must have a term of no more than five years and an exercise price that is at least 110% of fair market value at the time of grant.

Effect on Stock Options of Certain Corporate Transactions. If we dissolve or liquidate, then outstanding stock options under the 2001 Incentive Plan will terminate immediately prior to such dissolution or liquidation. However, we treat outstanding stock options differently in the following situations:

•	a sale of all or substantially all of our assets;

•	a merger or consolidation in which we are not the surviving corporation; or

•	a reverse merger in which we are the surviving corporation but the shares of our common stock outstanding immediately preceding the merger are converted by virtue of the merger into other property.

In the event any of the above situations occurs, if the surviving entity determines not to assume or substitute for these stock options, the vesting of stock options held by persons whose service with us or our affiliates has not already terminated will accelerate in full prior to such corporate transaction.

Other Provisions. If there is a transaction or event which changes our stock that does not involve our receipt of consideration, such as a merger, consolidation, reorganization, stock dividend or stock split, our board of directors will appropriately adjust the class and the maximum number of shares subject to the 2001 Incentive Plan.

2006 Equity Incentive Plan

Our board of directors adopted the 2006 Equity Incentive Plan, or 2006 Incentive Plan, in December 2006 and we expect our stockholders will approve the 2006 Incentive Plan prior to the closing of this offering. The 2006 Incentive Plan will become effective immediately upon the signing of the underwriting agreement for this offering. The 2006 Incentive Plan will terminate on December 19, 2016, unless sooner terminated by our board of directors.

Stock Awards. The 2006 Incentive Plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock awards, restricted stock unit awards, stock appreciation rights, performance-based stock awards, and other forms of equity compensation, or collectively, stock awards, all of which may be granted to employees, including officers, non-employee directors and consultants.

Share Reserve. Following this offering, the aggregate number of shares of our common stock that may be issued initially pursuant to stock awards under the 2006 Incentive Plan is 3,000,000 shares. The number of shares of our common stock reserved for issuance will automatically increase on January 1st, from January 1, 2008 through January 1, 2016, by the least of (a) 4% of the total number of shares of our common stock outstanding on December 31st of the preceding calendar year, (b) 8,500,000 shares, or (c) a number determined by our board of directors that is less than (a) or (b). The maximum number of shares that may be issued pursuant to the exercise of incentive stock options under the 2006 Incentive Plan is equal to 6,000,000 shares, as increased from time to time pursuant to annual increases.

No person may be granted stock awards covering more than 2,500,000 shares of our common stock under the 2006 Incentive Plan during any calendar year pursuant to stock options or stock appreciation rights. Such limitation is designed to help assure that any deductions to which we would otherwise be entitled upon the exercise of a stock option or stock appreciation right or upon the subsequent sale of shares purchased under such stock awards, will not be subject to the $1,000,000 limitation on the income tax deductibility of compensation paid per covered executive officer imposed by Section 162(m) of the Internal Revenue Code.

If a stock award granted under the 2006 Incentive Plan expires or otherwise terminates without being exercised in full, or is settled in cash, the shares of our common stock not acquired pursuant to the stock award again become available for subsequent issuance under the 2006 Incentive Plan. In addition, the following types of shares under the 2006 Incentive Plan may become available for the grant of new stock awards under the 2006 Incentive Plan: (a) shares that are forfeited to or repurchased by us prior to becoming fully vested; (b) shares withheld to satisfy income or employment withholding taxes; (c) shares used to pay the exercise price of an option in a net exercise arrangement; and (d) shares tendered to us to pay the exercise price of an option. Shares issued under the 2006 Incentive Plan may be previously unissued shares or reacquired shares bought on the open market. As of the date hereof, no shares of our common stock have been issued under the 2006 Incentive Plan.

Administration. Our board of directors has delegated its authority to administer the 2006 Incentive Plan (except with respect to non-discretionary grants made to non-employee directors, as discussed below) to our compensation committee. Subject to the terms of the 2006 Incentive Plan, our board of directors or an authorized committee, referred to as the plan administrator, determines recipients, dates of grant, the numbers and types of stock awards to be granted and the terms and conditions of the stock awards, including the period of their exercisability and vesting. Subject to the limitations set forth below, the plan administrator will also determine the exercise price of options granted, the consideration to be paid for restricted stock awards and the strike price of stock appreciation rights.

The plan administrator does not have the authority to reprice any outstanding stock award under the 2006 Incentive Plan, unless our stockholders have approved such an action within a 12-month period preceding or following such an event. However, the plan administrator may cancel and re-grant any outstanding stock award with the consent of any affected participant.

Stock Options. Incentive and nonstatutory stock options are granted pursuant to incentive and nonstatutory stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for a stock option, within the terms and conditions of the 2006 Incentive Plan, provided that the exercise price of a stock option cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2006 Incentive Plan vest at the rate specified by the plan administrator.

The plan administrator determines the term of stock options granted under the 2006 Incentive Plan, up to a maximum of ten years, except in the case of certain incentive stock options, as described below. Unless the terms of an optionee’s stock option agreement provide otherwise, if an optionee’s relationship with us, or any of our affiliates, ceases for any reason other than disability or death, the optionee may exercise any vested options for a period of three months following the cessation of service. If an optionee’s service relationship with us, or any of our affiliates, ceases due to disability or death, or an optionee dies within a certain period following cessation of service, the optionee or a beneficiary may exercise any vested options for a period of 12 months in the event of disability and 18 months in the event of death. The option term may be extended in the event that exercise of the option following termination of service is prohibited by applicable securities laws. In no event, however, may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (a) cash, check, bank draft or money order, (b) a broker-assisted cashless exercise, (c) the tender of common stock previously owned by the optionee, (d) a net exercise of the option and (e) other legal consideration approved by the plan administrator.

Unless the plan administrator provides otherwise, options generally are not transferable except by will, the laws of descent and distribution, or pursuant to a domestic relations order. An optionee may designate a beneficiary, however, who may exercise the option following the optionee’s death.

Tax Limitations on Incentive Stock Options. Incentive stock options may be granted only to our employees. The aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to incentive stock options that are exercisable for the first time by an optionee during any calendar year under all of our stock plans may not exceed $100,000. No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless (a) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and (b) the term of the incentive stock option does not exceed five years from the date of grant.

Restricted Stock Awards. Restricted stock awards are granted pursuant to restricted stock award agreements adopted by the plan administrator. Restricted stock awards may be granted in consideration for (a) cash, check, bank draft or money order, (b) past or future services rendered to us or our affiliates, or (c) any other form of legal consideration. Shares of common stock acquired under a restricted stock award may, but need not, be subject to a share repurchase option in our favor in accordance with a vesting schedule to be determined by the plan administrator. Rights to acquire shares under a restricted stock award may be transferred only upon such terms and conditions as set by the plan administrator.

Restricted Stock Unit Awards. Restricted stock unit awards are granted pursuant to restricted stock unit award agreements adopted by the plan administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration. A restricted stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, restricted stock units that have not vested will be forfeited upon the participant’s cessation of continuous service for any reason.

Stock Appreciation Rights. Stock appreciation rights are granted pursuant to stock appreciation rights agreements adopted by the plan administrator. The plan administrator determines the strike price for a stock appreciation right which cannot be less than 100% of the fair market value of our common stock on the date of grant. Upon the exercise of a stock appreciation right, we will pay the participant an amount equal to the product of (a) the excess of the per share fair market value of our common stock on the date of exercise over the strike price, multiplied by (b) the number of shares of common stock with respect to which the stock appreciation right is exercised. A stock appreciation right granted under the 2006 Incentive Plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator.

The plan administrator determines the term of stock appreciation rights granted under the 2006 Incentive Plan, up to a maximum of ten years. If a participant’s service relationship with us, or any of our affiliates, ceases, then the participant, or the participant’s beneficiary, may exercise any vested stock appreciation right for three months (or such longer or shorter period specified in the stock appreciation right agreement) after the date such service relationship ends. In no event, however, may a stock appreciation right be exercised beyond the expiration of its term.

Performance Stock Awards. The 2006 Incentive Plan permits the grant of performance-based stock and cash awards that may qualify as performance-based compensation that is not subject to the $1,000,000 limitation on the income tax deductibility of compensation paid per covered executive officer imposed by Section 162(m) of the Internal Revenue Code. To assure that the compensation attributable to performance-based stock awards will so qualify, our compensation committee can structure such awards so that stock will be issued or paid pursuant to such award only upon the achievement of certain pre-established performance goals during a designated performance period. The maximum benefit to be received by a participant in any calendar year attributable to performance stock awards may not exceed 2,000,000 shares of common stock.

Other Stock Awards. The plan administrator may grant other awards based in whole or in part by reference to our common stock. The plan administrator will set the number of shares under the award and all other terms and conditions of such awards.

Non-Discretionary Grants to Non-Employee Directors. Under the 2006 Incentive Plan, our non-employee directors will automatically receive a series of nonstatutory stock options over their period of service on our board:

•	Initial Awards. Each individual who first becomes a non-employee director after this offering will automatically be granted an option to purchase 90,000 shares of our common stock. All of the shares subject to each such initial award vest in a series of 36 successive equal monthly installments measured from the date of grant.

•	Annual Awards. Each individual who is serving as a non-employee director on the date of an annual meeting of our stockholders, commencing with the annual meeting in 2008, will automatically be granted an option to purchase 36,000 shares of our common stock on such date. The shares subject to each such annual award vest in a series of 36 successive equal monthly installments measured from the date of grant.

•	Terms for Initial and Annual Awards. The exercise price of each option granted as an initial or annual award for a non-employee director is 100% of the fair market value of our common stock on the date of grant. The maximum term of such options is ten years. If a non-employee director’s service relationship with us, or any of our affiliates, whether as a non-employee director or subsequently as an employee, director or consultant of ours or an affiliate, ceases for any reason other than disability, death, or following a change in control, the optionee may exercise any vested options for a period of three months following the cessation of service. If such an optionee’s service relationship with us, or any of our affiliates, ceases due to disability or death, or an optionee dies within a certain period following cessation of service, the optionee or a beneficiary, if applicable, may exercise the option for a period of 12 months in the event of disability and 18 months in the event of death. If such an optionee’s service terminates within 12 months following a specified change in control transaction, the optionee may exercise the option for a period of 12 months following the effective date of such a transaction. The option term may be extended in the event that exercise of the option following termination of service is prohibited by applicable securities laws. In no event, however, may an option be exercised beyond the expiration of its term. If a non-employee director is required to resign his or her position as a condition of a change of control transaction or is removed as a director in connection with a change of control transaction, the unvested portion of the option award shall vest in full.

Changes to Capital Structure. In the event that there is a specified type of change in our capital structure, such as a stock split, appropriate adjustments will be made to (a) the number of shares reserved under the 2006 Incentive Plan, (b) the maximum number of shares by which the share reserve may increase automatically each year, (c) the maximum number of options, stock appreciation rights and performance-based stock and cash awards that can be granted in a calendar year, (d) the number of shares for which options are subsequently to be made as initial and annual grants to new and continuing non-employee directors and (e) the number of shares and exercise price or strike price, if applicable, of all outstanding stock awards.

Corporate Transactions. In the event of certain significant corporate transactions, awards under the 2006 Incentive Plan may be assumed, continued or substituted for by any surviving or acquiring entity or its parent company. If the surviving or acquiring entity or its parent company elects not to assume, continue or substitute for such stock awards, then (a) with respect to any such stock awards that are held by individuals whose service with us or our affiliates has not terminated prior to the effective date of the corporate transaction, the vesting and exercisability provisions of such stock awards will be accelerated in full and such awards will be terminated if not exercised prior to the effective date of the corporate transaction, and (b) all other outstanding stock awards will terminate if not exercised prior to the effective date of the corporate transaction. Our board of directors has the discretion to:

•	arrange for the assumption, continuation, or substitution of a stock award by a surviving or acquiring entity or parent company;

•	accelerate the vesting of a stock award and provide for its termination prior to the effective time of the corporate transaction; or

•	provide for the surrender of a stock award in exchange for a payment equal to the excess of (a) the value of the property that the optionee would have received upon exercise of the stock award over (b) the exercise price otherwise payable in connection with the stock award.

Changes in Control. Our board of directors has the discretion to provide that a stock award under the 2006 Incentive Plan will immediately vest as to all or any portion of the shares subject to the stock award (a) immediately upon the occurrence of certain specified change in control transactions, whether or not such stock award is assumed, continued or substituted by a surviving or acquiring entity in the transaction or (b) in the event a participant’s service with us or a successor entity is terminated actually or constructively within a designated period following the occurrence of certain specified change in control transactions. Except as described above with respect to the non-discretionary initial and annual grants made to our non-employee directors, stock awards held by participants under the 2006 Incentive Plan will not vest automatically on such an accelerated basis unless specifically provided by the participant’s applicable award agreement.

2006 Employee Stock Purchase Plan

Our board of directors adopted our 2006 Employee Stock Purchase Plan, or 2006 Purchase Plan, in December 2006 and we expect our stockholders will approve the 2006 Purchase Plan prior to the closing of this offering. The 2006 Purchase Plan will become effective immediately upon the signing of the underwriting agreement for this offering.

Share Reserve. Following this offering, the 2006 Purchase Plan authorizes the issuance of 400,000 shares of our common stock pursuant to purchase rights granted to our employees or to employees of any of our designated affiliates. The number of shares of our common stock reserved for issuance will automatically increase on January 1st, from January 1, 2008 through January 1, 2016, by the least of (a) 1.5% of the total number of shares of our common stock outstanding on December 31st of the preceding calendar year, (b) 2,500,000 shares, or (c) a number determined by our board of directors that is less than (a) or (b). The 2006 Purchase Plan is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Internal Revenue Code. As of the date hereof, no shares of our common stock have been purchased under the 2006 Purchase Plan.

Administration. Our board of directors has delegated its authority to administer the 2006 Purchase Plan to our compensation committee. The 2006 Purchase Plan is implemented through a series of offerings of purchase rights to eligible employees. Under the 2006 Purchase Plan, we may specify offerings with a duration of not more than 27 months, and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our common stock will be purchased for employees participating in the offering. An offering may be terminated under certain circumstances.

Payroll Deductions. Generally, all regular employees, including executive officers, employed by us or by any of our designated affiliates, may participate in the 2006 Purchase Plan and may contribute, normally through payroll deductions, up to 15% of their earnings for the purchase of our common stock under the 2006 Purchase Plan. Unless otherwise determined by our board of directors, common stock will be purchased for accounts of employees participating in the 2006 Purchase Plan at a price per share equal to the lower of (a) 85% of the fair market value of a share of our common stock on the first date of an offering or (b) 85% of the fair market value of a share of our common stock on the date of purchase.

Limitations. Employees may have to satisfy one or more of the following service requirements before participating in the 2006 Purchase Plan, as determined by our board of directors: (a) customarily employed for more than 20 hours per week, (b) customarily employed for more than five months per calendar year or (c) continuous employment with us or one of our affiliates for a period of time not to exceed two years. No employee may purchase shares under the 2006 Purchase Plan at a rate in excess of $25,000 worth of our common stock based on the fair market value per share of our common stock at the beginning of an offering for each year such a purchase right is outstanding. Finally, no employee will be eligible for the grant of any purchase rights under the 2006 Purchase Plan if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding capital stock measured by vote or value.

Changes to Capital Structure. In the event that there is a specified type of change in our capital structure, such as a stock split, appropriate adjustments will be made to (a) the number of shares reserved under the 2006 Purchase Plan, (b) the maximum number of shares by which the share reserve may increase automatically each year and (c) the number of shares and purchase price of all outstanding purchase rights.

Corporate Transactions. In the event of certain significant corporate transactions, any then-outstanding rights to purchase our stock under the 2006 Purchase Plan will be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company)

elects not to assume, continue or substitute for such purchase rights, then the participants’ accumulated contributions will be used to purchase shares of our common stock within ten business days prior to such corporate transaction, and such purchase rights will terminate immediately thereafter.

401(k) Plan

We maintain a defined contribution employee retirement plan, or 401(k) plan, for our employees. Our executive officers are also eligible to participate in the 401(k) plan on the same basis as our other employees. The 401(k) plan is intended to qualify as a tax-qualified plan under Section 401(k) of the Internal Revenue Code. The plan provides that each participant may contribute up to 15% of his or her pre-tax compensation, up to the statutory limit, which is $15,500 for calendar year 2007. Participants that are 50 years or older can also make “catch-up” contributions, which in calendar year 2007 may be up to an additional $5,000 above the statutory limit. Under the 401(k) plan, each participant is fully vested in his or her deferred salary contributions, including any matching contributions by us, when contributed. Participant contributions are held and invested by the plan’s trustee. The plan also permits us to make discretionary contributions and matching contributions, subject to established limits and a vesting schedule. In 2006, we matched 100% of participant contributions up to the first three percent of eligible compensation and 50% of participant contributions up to the next two percent of eligible compensation. We intend to match participant contributions at the same levels in 2007.

Summary Compensation Table

The following table provides information regarding the compensation earned during the year ended December 31, 2006 by our Chief Executive Officer and our four other most highly compensated executive officers at December 31, 2006 whose combined salary and bonus exceeded $100,000 during that 2006. We refer to our Chief Executive Officer and these other executive officers as our “named executive officers” elsewhere in this prospectus.

Name and Principal Position	Salary	Bonus	Option Awards(1)		All Other Compensation(2)	Total
Jay S. Yadav, M.D.(3) Chairman and Chief Executive Officer	$226,042	$43,750	$		$—	$

Harold W. Ingalls Chief Financial Officer	94,697	25,000			—

Sandeep S. Yadav Chief Operating Officer	222,916	33,375			7,244

Matthew Borenzweig Senior Vice President, Sales and Marketing	244,792	50,000		88,875	—		383,667

David R. Stern(4) Senior Vice President, Research and Development and Director	212,500	30,375		13,313	8,600		264,788

Mark G. Allen, Ph.D.(5) Chief Technical Officer and Director	80,625	11,000			—

(1)	Amount reflects the expensed fair value of stock options granted in 2006, calculated in accordance with SFAS No. 123(R). See Note 11 of “Notes to Financial Statements—Stock-Based Compensation Associated with Awards to Employees” for a discussion of assumptions made in determining the grant date fair value and compensation expense of our stock options.

(2)	Represents matching contributions made by us under our 401(k) plan to such named executive officer.

(3)	Dr. Yadav served as a consultant until October 2006, when he became an employee and our Chief Executive Officer.

(4)	Mr. Stern served as our Chief Executive Officer until May 2006.

(5)	All compensation earned in 2006 was for consulting services rendered to us pursuant to our consulting agreement with Dr. Allen. See “—Consulting Agreement with Mark G. Allen, Ph.D.” below.

Grants of Plan-Based Awards

All stock options granted to our named executive officers are incentive stock options, to the extent permissible under the Internal Revenue Code of 1986, as amended. The exercise price per share of each stock option granted to our named executive officers was equal to the fair market value of our common stock as determined in good faith by our board of directors on the date of the grant. All stock options were granted under our 2001 Incentive Plan.

We omitted columns related to non-equity and equity incentive plan awards as none of our named executive officers earned any such awards during 2006. The following table sets forth certain information regarding grants of plan-based awards to our named executive officers for 2006:

Name	Date Action Taken (1)	Grant Date (2)	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards (3)	Grant Date Fair Value of Option Awards (4)

Jay S. Yadav, M.D.	03/17/06 10/10/06	07/10/06	413,958 994,665	$0.28 0.41	$736,845

Harold W. Ingalls	10/10/06		506,000	0.41

Sandeep S. Yadav	03/17/06 10/10/06	07/10/06	90,000 260,000	0.28 0.41	142,200

Matthew Borenzweig	03/17/06	07/10/06	300,000	0.28	474,000

David R. Stern	03/17/06	07/10/06	45,000	0.28	71,100

Mark G. Allen, Ph.D.	10/10/06		150,000	0.41

(1)	Represents the date on which our board of directors took all corporate action necessary to grant the stock option.

(2)	Represents the date of grant for financial reporting purposes pursuant to SFAS No. 123(R). Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Adoption of SFAS No. 123(R).”

(3)	Represents the per share fair market value of our common stock, as determined in good faith by our board of directors on the grant date.

(4)	Amount reflects the total fair value of stock options in 2006, calculated in accordance with SFAS No. 123(R). See Note 11 of “Notes to Financial Statements—Stock-Based Compensation Associated with Awards to Employees.”

Outstanding Equity Awards At December 31, 2006

The following table sets forth certain information regarding equity awards granted to our named executive officers outstanding as of December 31, 2006:

		Option Awards
Name		Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price(1)	Option Expiration Date
Jay S. Yadav, M.D.	(2)	77,617	336,341	$0.28	03/16/2016
	(2)	62,166	932,499	0.41	10/09/2016

Harold W. Ingalls	(3)	—	506,000	0.41	10/09/2016

Sandeep S. Yadav	(3)	50,000	—	0.10	07/29/2012
	(3)	50,000	—	0.15	12/18/2013
	(2)	25,000	25,000	0.15	12/16/2014
	(2)	16,875	73,125	0.28	03/16/2016
	(2)	16,250	243,750	0.41	10/09/2016

Matthew Borenzweig	(3)	—	300,000	0.28	03/16/2016

David R. Stern	(3)	298,650	—	0.02	06/19/2011
	(2)	200,000	—	0.10	07/29/2012
	(2)	8,437	36,563	0.28	03/16/2016
Mark G. Allen, Ph.D.	(2)	9,375	140,625	0.41	10/09/2016

(1)	Represents the per share fair market value of our common stock, as determined in good faith by our board of directors on the grant date.

(2)	1/48th of the shares subject to the stock option vest monthly over four years.

(3)	1/4th of the shares subject to the stock option vest on the first anniversary of the vesting commencement date and 1/48th of the shares subject to the stock option vest monthly thereafter.

Option Exercises and Stock Vested

Our named executive officers did not exercise any stock options or have any stock awards subject to vesting during the year ended December 31, 2006.

Pension Benefits

Our named executive officers did not participate in, or otherwise receive any benefits under, any pension or retirement plan sponsored by us during the year ended December 31, 2006.

Nonqualified Deferred Compensation

Our named executive officers did not earn any nonqualified compensation benefits from us during the year ended December 31, 2006.

Employment Agreements

Jay S. Yadav, M.D.

In January 2007, we entered into an employment agreement with Dr. Yadav, our Chairman and Chief Executive Officer. The agreement provides that Dr. Yadav will receive an annual base salary of $350,000 and will be eligible to receive an annual performance bonus of up to 40% of his annual base salary. Dr. Yadav is also eligible to participate in our general employee benefit plans in accordance with the terms and conditions of such plans. The agreement provides that Dr. Yadav is employed “at-will,” and his employment may be terminated at any time by us or Dr. Yadav. The agreement also provides Dr. Yadav with certain severance and change of control benefits. See “ — Severance and Change of Control Arrangements” below.

Harold W. Ingalls

In August 2006, we entered into an employment agreement with Mr. Ingalls, our Chief Financial Officer. The agreement provides that Mr. Ingalls will receive an annual base salary of $250,000 and a guaranteed $25,000 bonus for 2006. Mr. Ingalls is also eligible to participate in our general employee benefit plans in accordance with the terms and conditions of such plans. The agreement provides that Mr. Ingalls is employed “at-will,” and his employment may be terminated at any time by us or Mr. Ingalls. The agreement was amended in January 2007 to provide Mr. Ingalls with certain severance and change of control benefits that superseded any similar pre-existing benefits under the agreement. See “ — Severance and Change of Control Arrangements” below.

Matthew Borenzweig

In December 2005, we entered into an employment agreement with Mr. Borenzweig, our Senior Vice President, Sales and Marketing. The agreement provides that Mr. Borenzweig will receive an annual base salary of $250,000 and will be eligible to receive an annual performance bonus. Mr. Borenzweig is also eligible to participate in our general employee benefit plans in accordance with the terms and conditions of such plans. The agreement also provides that Mr. Borenzweig is employed “at-will,” and his employment may be terminated at any time by us or Mr. Borenzweig. The agreement was amended effective January 2007 to provide Mr. Borenzweig with certain severance and change of control benefits that superseded any similar pre-existing benefits under the agreement. See “ — Severance and Change of Control Arrangements” below.

Sandeep S. Yadav

In January 2007, we entered into an employment agreement with Mr. Yadav, our Chief Operating Officer, which superseded and replaced Mr. Yadav’s previous offer letter entered into in June 2002. The agreement provides that Mr. Yadav will receive an annual base salary of $275,000 and will be eligible to receive an annual performance bonus of up to 30% of his annual base salary. Mr. Yadav is also eligible to participate in our general employee benefit plans in accordance with the terms and conditions of such plans. The agreement provides that Mr. Yadav is employed “at-will,” and his employment may be terminated for any reason at any time by us or Mr. Yadav. The agreement also provides Mr. Yadav with certain severance and change-in-control benefits. See “— Severance and Change of Control Arrangements” below.

David R. Stern

In January 2007, we entered into an employment agreement with Mr. Stern, our Senior Vice President, Research and Development and a member of our board of directors, which superseded and replaced Mr. Stern’s previous offer letter entered into in April 2001. The agreement provides that Mr. Stern will receive an annual base salary of $215,000 and will be eligible to receive an annual performance bonus of up to 30% of his annual base salary. Mr. Stern is also eligible to participate in our general employee benefit plans in accordance with the terms and conditions of such plans. The agreement provides that Mr. Stern is employed “at-will,” and his employment may be terminated for any reason at any time by us or Mr. Stern. The agreement also provides Mr. Stern with certain severance and change-in-control benefits. See “— Severance and Change of Control Arrangements” below.

Consulting Agreement with Mark G. Allen, Ph.D.

In May 2001, we entered into a consulting agreement with Dr. Allen, our Chief Technology Officer and a member of our board of directors, which was amended in November 2003 and January 2007. The agreement, as amended, provides that Dr. Allen will receive an annual consulting fee of $115,000 and reimbursement of certain expenses incurred in connection with rendering services to us. The agreement may be terminated for any reason at any time by us or Dr. Allen upon 30 days written notice. The agreement also provides Dr. Allen with certain severance and change of control benefits. See “— Severance and Change of Control Arrangements” below.

Severance and Change of Control Arrangements

Jay S. Yadav, M.D.

Our employment agreement with Dr. Yadav, our Chairman and Chief Executive Officer, provides that in the event of a change of control of our company pursuant to which Dr. Yadav remains an employee as of the consummation of such change of control, 25% of his then-unvested stock options will become immediately vested. Dr. Yadav’s remaining unvested stock options will become immediately vested upon the earlier of the one year anniversary of our change of control or upon Dr. Yadav’s termination by us without good cause or if he resigns for good reason due to a material decrease in his compensation or duties or a substantial relocation of his place of work. If we terminate Dr. Yadav’s employment within 30 days prior to the consummation of a change of control of our company, all of Dr. Yadav’s then-unvested stock options will become immediately vested. In addition, in the event we terminate Dr. Yadav’s employment at any time, before or after our change of control, without good cause or if he resigns for good reason due to a material decrease in his compensation or duties or a substantial relocation of his place of work, he will also be entitled to receive severance pay equal to 12 months of his then-current base salary plus up to 12 months reimbursement for the cost of the continuation of his then-current group heath insurance benefits.

The following table describes the potential payments to Dr. Yadav upon his termination without good cause, or resignation for good reason, if applicable, both in connection with a change of control and not in connection with a change of control:

	Change of Control			No Change of Control
Name	Salary(1)	Equity Acceleration(2)	Benefits(3)	Salary(1)	Equity Acceleration	Benefits(3)
Jay S. Yadav, M.D.	$350,000	$	$10,763	$350,000	$—	$10,763

(1)	Represents 12 months of continued salary.

(2)	Calculated based on a change of control taking place as of December 31, 2006 and assuming a price per share of $ , which is the mid-point of the range reflected on the cover page of this prospectus. Represents the full acceleration of unvested stock options held by Dr. Yadav. All of Dr. Yadav’s unvested stock options will become immediately vested upon the earlier of (i) the one year anniversary of our change of control, provided that Dr. Yadav continues to be employed with us as of such date, or (ii) his termination without good cause or resignation for good reason.

(3)	Represents 12 months of COBRA health benefits.

Mark G. Allen, Ph.D.

Our consulting agreement with Dr. Allen, our Chief Technology Officer and a member of our board of directors, provides that if Dr. Allen’s consulting agreement is terminated without cause or Dr. Allen terminates the consulting agreement for good reason because he suffers a material decrease in his compensation or duties or a substantial relocation of his place of work during the period beginning 30 days prior to the consummation of a change of control of our company and ending on the one year anniversary of such change of control, Dr. Allen will be eligible for continued payment of his then-current consulting fee for a period of 12 months from the termination date of the consulting agreement, paid on a semi-monthly basis or, at our discretion, paid in a lump sum. In addition, all of Dr. Allen’s then-unvested stock options will become immediately vested. In the event we terminate Dr. Allen’s consulting agreement at any time without good cause and such termination is not related to a change of control in which Dr. Allen in eligible for the above change of control benefits, then Dr. Allen will be entitled to his then-current consulting fee for a period of six months from the termination date of the consulting agreement, paid on a semi-monthly basis or, at our discretion, paid in a lump sum.

The following table describes the potential payments to Dr. Allen upon the termination of the consulting agreement without good cause, or by Dr. Allen for good reason, if applicable, both in connection with a change of control and not in connection with a change of control:

	Change of Control		No Change of Control
Name	Salary(1)	Equity Acceleration(2)	Salary(3)	Equity Acceleration
Mark G. Allen, Ph.D.	$115,000	$	$57,500	$—

(1)	Represents payment of consulting fee for a period of 12 months.
(2)	Calculated based on a change of control taking place as of December 31, 2006 and assuming a price per share of $ , which is the mid-point of the range reflected on the cover page of this prospectus. Represents the full acceleration of unvested stock options held by Dr. Allen.

(3)	Represents payment of consulting fees for a period of six months.

Other Named Executive Officers

Our employment agreements, as amended, with Harold W. Ingalls, our Chief Financial Officer, Sandeep S. Yadav, our Chief Operating Officer, Matthew Borenzweig, our Senior Vice President, Sales and Marketing, and David R. Stern, our Senior Vice President, Research and Development, and a member of our board of directors, provide that in the event we terminate the employment of any such executive without good cause or if such executive resigns for good reason due to a material decrease in his compensation or duties or a substantial relocation of his place of work during the period beginning 30 days prior to the consummation of a change of control of our company and ending on the one year anniversary of such change of control, then all of such executive’s then-unvested stock options will become immediately vested, and he will be eligible to receive severance pay equal to 12 months of his then-current base salary plus up to 12 months reimbursement for the cost of continuation of his then-current group heath insurance benefits. In the event we terminate any such executive without good cause and such termination is not related to a change of control in which the executive is eligible for the above change of control severance benefits, then such executive will be eligible to receive severance pay equal to six months of his then-current base salary.

The following table describes the potential payments to the listed named executive officers upon such executives’ termination without good cause, or resignation for good reason, if applicable, both in connection with a change of control and not in connection with a change of control:

	Change of Control			No Change of Control
Name	Salary(1)	Equity Acceleration(2)	Benefits(3)	Salary(4)	Equity Acceleration	Benefits
Harold W. Ingalls	$250,000	$	$7,429	$125,000	$—	$—
Sandeep S. Yadav	275,000		9,229	137,500	—	—
Matthew Borenzweig	250,000		10,763	125,000	—	—
David R. Stern	215,000		9,229	107,500	—	—

(1)	Represents 12 months of continued salary.

(2)	Calculated based on a change of control taking place as of December 31, 2006 and assuming a price per share of $ , which is the mid-point of the range reflected on the cover page of this prospectus. Represents the full acceleration of unvested stock options held by such named executive officer.

(3)	Represents 12 months of continued COBRA health benefits.

(4)	Represents six months of continued salary.

Non-Employee Director Compensation

The non-employee members of our board of directors are reimbursed for travel, lodging and other reasonable expenses incurred in attending board or committee meetings. Members of our board of directors do not currently receive cash compensation for attending board meetings.

After this offering, we will continue to reimburse our non-employee directors for their reasonable expenses incurred in attending meetings of our board of directors and committees of the board of directors. Additionally, members of our board of directors who are not our employees and who are not our affiliates will receive non-statutory stock options under our 2006 Equity Incentive Plan, which will become effective as of the effective date of this offering. Each non-employee director joining our board of directors after the closing of this offering who is not affiliated with an investor who beneficially owns more that 1% of our outstanding common stock will automatically be granted a non-statutory stock option to purchase 90,000 shares of common stock with an exercise price equal to the then fair market value of our common stock. On the date of each annual meeting of our stockholders beginning in 2008, each non-employee who is not affiliated with an investor who beneficially owns more that 1% of our outstanding common stock will also automatically be granted a non-statutory stock option to purchase 36,000 shares of our common stock on that date with an exercise price equal to the then fair market value of our common stock. Both the initial grants and annual grants will vest monthly over three years. All stock options granted under our 2006 Incentive Plan will have a term of ten years.

The following table provides compensation information for all our non-employee directors during 2006:

Name	Fees Earned or Paid in Cash	Option Awards(1)	Non-Equity Incentive Plan Compensation	All Other Compensation	Total
Patrick J. Fortune, Ph.D.	$—	$—	$—	$—	$—
John J. Huntz, Jr.	—	—	—	—	—
Muhit U. Rahman(2)	—		—	—	—
Marvin L. Woodall(2)	—		—	—	—
Lee R. Wrubel, M.D.	—	—	—	—	—

(1)	Amount reflects the expensed fair value of stock options in 2006, calculated in accordance with SFAS No. 123(R). See Note 11 of “Notes to Financial Statements — Stock-Based Compensation Associated with Awards to Employees.”

(2)	Represents the grant of a stock option to purchase 20,000 shares of our common stock at an exercise price of $0.28 per share. 1/48th of the shares subject to the stock option vest monthly over four years.

Compensation Committee Interlocks and Insider Participation

Prior to the closing of this offering, Jay S. Yadav, M.D., our Chairman and Chief Executive Officer, was a member of our compensation committee. Other than Dr. Yadav, no member of our compensation committee has ever been an executive officer or employee of ours. None of our executive officers currently serves, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers serving as a member of our board of directors or compensation committee. We have had a compensation committee for four years. Prior to establishing the compensation committee, our full board of directors made decisions relating to compensation of our executive officers.

Limitation of Liability and Indemnification

Our amended and restated certificate of incorporation, which will become effective upon the closing of this offering, limits the liability of our directors to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability for any:

•	breach of their duty of loyalty to us or our stockholders;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or redemption of shares as provided in Section 174 of the Delaware General Corporation Law; or

•	transaction from which the directors derived an improper personal benefit.

These limitations of liability do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated bylaws, which will become effective upon the closing of this offering, provide that we will indemnify our directors and executive officers, and may indemnify other officers, employees and other agents, to the fullest extent permitted by law. Our amended and restated bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our amended and restated bylaws permit such indemnification. We have obtained such a directors’ and officers’ liability insurance policy.

We have entered, and intend to continue to enter, into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our amended and restated bylaws. These agreements, among other things, require us to indemnify our directors and executive officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of our directors or executive officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

At present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, executive officers or persons controlling us, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a summary of transactions since our inception to which we have been a party in which the amount involved exceeded $120,000 and in which any of our executive officers, directors or beneficial holders of more than 5% of our capital stock had or will have a direct or indirect material interest, other than compensation arrangements which are described under the section of this prospectus entitled “Compensation Discussion and Analysis.”

Policies and Procedures for Related Party Transactions

Pursuant to our code of business conduct and ethics, or Code of Conduct, our executive officers, directors, and principal stockholders, including their immediate family members and affiliates, are not permitted to enter into a related party transaction with us without the prior consent of our audit committee, or other independent committee of our board of directors in the case it is inappropriate for our audit committee to review such transaction due to a conflict of interest. Any request for us to enter into a transaction with an executive officer, director, principal stockholder, or any of such persons’ immediate family members or affiliates, in which the amount involved exceeds $120,000 must first be presented to our audit committee for review, consideration and approval. All of our directors, executive officers and employees are required to report to our audit committee any such related party transaction. In approving or rejecting the proposed agreement, our audit committee shall consider the relevant facts and circumstances available and deemed relevant to the audit committee, including, but not limited to the risks, costs and benefits to us, the terms of the transaction, the availability of other sources for comparable services or products, and, if applicable, the impact on a director’s independence. Our audit committee shall approve only those agreements that, in light of known circumstances, are in, or are not inconsistent with, our best interests, as our audit committee determines in the good faith exercise of its discretion. All of the transactions described below were entered into prior to the adoption of our Code of Conduct and were approved by our board of directors.

Sales of Securities

The shares of common stock set forth in the table below were purchased in March and May 2001 at a price of $0.01 and $0.02 per share, respectively. During the period from August 2001 through February 2002, we issued and sold an aggregate of 4,189,852 shares of our Series A preferred stock at a per share price of $0.60 for aggregate consideration of $2.5 million. In November 2003, we issued and sold an aggregate of 14,014,909 shares of our Series B preferred stock at a per share price of $0.96 for aggregate consideration of $13.5 million. In November 2005, we issued and sold an aggregate of 11,336,661 shares of our Series C preferred stock at a per share price of $1.40 for aggregate consideration of $15.9 million. In September and October 2006, we issued and sold an aggregate of 10,904,677 shares of our Series D preferred stock at a per share price of $2.07 for aggregate consideration of $22.6 million. We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

Purchaser	Common Stock	Series A Preferred Stock	Series B Preferred Stock	Series C Preferred Stock	Series D Preferred Stock
Executive Officers and Directors
Jay S. Yadav, M.D.	5,700,000	—	—	—	—
Mark G. Allen, Ph.D.	2,850,000	—	—	—	—
Sandeep S. Yadav	200,000	—	—	—	—
David R. Stern	—	37,500	—	—	—

5% Stockholders
Medtronic, Inc.	—	—	—	6,336,661	1,227,193
Boston Millennia Partners II L.P. and affiliated entities(1)	—	—	4,075,259	1,750,266	1,128,204
Arcapita Ventures I Limited(2)	—	—	—	—	5,458,937
Foundation Medical Partners L.P.(3)	—	—	3,056,444	1,400,855	483,092

(1)	Consists of shares held by Boston Millennia Partners II L.P., Boston Millennia Partners GmbH & Co. KG, Boston Millennia Partners II-A L.P., Boston Millennia Associates II L.P. and Strategic Advisors Fund L.P. Patrick J. Fortune, Ph.D., a member of our board of directors, is a partner of Boston Millennia Partners, the sponsor of these investment funds.

(2)	John J. Huntz, Jr., a member of our board of directors, is an executive director of Arcapita Ventures I Limited.

(3)	Lee R. Wrubel, M.D., a member of our board of directors, is a managing member of Foundation Medical Managers, LLC, the general partner of Foundation Medical Partners L.P.

Amended and Restated Investor Rights Agreement

We have entered into an investor rights agreement with the purchasers of our outstanding preferred stock and a warrant to purchase our preferred stock, including entities with which certain of our directors are affiliated. As of December 31, 2006, the holders of 40,446,099 shares of our common stock, including the shares of common stock issuable upon the automatic conversion of our preferred stock, and a warrant to purchase up to 17,578 shares of our common stock are entitled to rights with respect to the registration of their shares following this offering under the Securities Act. For a description of these registration rights, see “Description of Capital Stock — Registration Rights.”

Voting Agreement

The election of the members of our board of directors is governed by a voting agreement that we entered into with certain holders of our common stock and holders of our preferred stock and related provisions of our amended and restated certificate of incorporation. The holders of a majority of our common stock have designated Jay S. Yadav, M.D., David R. Stern and Mark G. Allen, Ph.D., for election to our board of directors. The holders of a majority of our Series A preferred stock have designated Muhit U. Rahman for election to our board of directors. The holders of a majority of our Series B preferred stock have designated Patrick J. Fortune, Ph.D., and Lee R. Wrubel, M.D., for election to our board of directors. The holders of a majority of our Series D preferred stock have designated John J. Huntz, Jr., for election to our board of directors. The holders of a majority of our common stock and preferred stock, voting together as a single class, have designated Marvin L. Woodall for election to our board of directors. Upon the closing of this offering, the voting agreement will terminate in its entirety and none of our stockholders will have any special rights regarding the election or designation of members of our board of directors.

Employment Agreements

We have entered into employment agreements with our executive officers. For more information regarding these agreements, see “Compensation Discussion and Analysis — Employment Agreements.”

Severance and Change of Control Arrangements

Some of our executive officers are entitled to certain severance and change of control benefits. For information regarding these arrangements, see “Compensation Discussion and Analysis — Severance and Change of Control Arrangements.”

Stock Options Granted to Executive Officers and Directors

We have granted stock options to our executive officers and directors. For more information regarding these stock options, see “Compensation Discussion and Analysis.”

Relationship Between our Executive Officers

Jay S. Yadav, M.D., our Chairman and Chief Executive Officer, and Sandeep S. Yadav, our Chief Operating Officer, are natural brothers.

Relationship and Transactions with the Cleveland Clinic Foundation

In January 2002, we entered into a consulting services and technology transfer agreement with Jay S. Yadav, M.D. and the Cleveland Clinic Foundation, or CCF, as subsequently amended. From 1998 to August 2006, Dr. Yadav held various staff positions at CCF, including the Ferchill Distinguished Chair, Chairman of the Center for Medical Innovation as well as Director of Vascular Intervention. In conjunction with the agreement, we issued the CCF 105,000 shares of our common stock as consideration for CCF agreeing to allow Dr. Yadav to provide consulting services to us under the agreement.

Relationship and Transactions with Georgia Tech

In March 2001, we entered into a license agreement with Georgia Tech Research Corporation, or GTRC, pursuant to which we were granted an exclusive license under certain GTRC intellectual property for medical applications. In January 2007, this agreement was amended to expand the license field to include certain industrial applications of the licensed technology. Mark G. Allen, Ph.D. our Chief Technical Officer and a member or our board of directors, is the Joseph M. Pettit Professor of Electrical and Computer Engineering at the Georgia Institute of Technology, or Georgia Tech. The general manager of GTRC reports to the Office of the Vice Provost for Research at Georgia Tech. In conjunction with the license agreement and the amendment, we issued GTRC an aggregate of 145,000 shares of our common stock.

Relationship and Transactions with Medtronic

In November 2005, we entered into a license and development agreement as well as a related supply agreement with Medtronic, Inc., or Medtronic, one of our principal stockholders. The license and development agreement provides for a joint development program in which we and Medtronic are working on adapting our sensor technology for use as a wired pressure sensor system capable of working with Medtronic’s implantable devices to address impaired cardiac function or hypertension, or both. Pursuant to the supply agreement, we will supply Medtronic’s commercial and clinical requirements for the wired sensor developed under the joint development program. For more detailed information regarding our development program with Medtronic, see “Business — Collaboration with Medtronic.”

In November 2005, we also entered into a Credit Agreement and related ancillary agreements with Medtronic, pursuant to which we were provided with a $5.0 million credit facility by Medtronic to fund our working capital needs. In connection with this credit facility, we executed a promissory note in favor of Medtronic that is secured by all of our tangible and intellectual property assets. We have not drawn any amounts under this credit facility and have no balance owing to Medtronic as of the date of this prospectus. For more detailed information regarding our credit facility with Medtronic, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

Relationship and Transactions with Maya

In November 2003, we formed a subsidiary, Maya Interventional LLC, or Maya, and assigned Maya our patents and intellectual property that did not relate to sensing or measurement technology. We also granted Maya a non-exclusive royalty-free license to our intellectual property for applications other than sensing or measurement. Maya granted us a non-exclusive royalty-free license to its intellectual property, including any intellectual property that we assigned or licensed to Maya, for use by us for sensing or measurement applications. In connection with this assignment and license of intellectual property to Maya, we were granted a preference in the amount of $375,000 on any subsequent distributions by Maya to its members and we retained an approximately 2% beneficial interest in Maya’s total outstanding equity, or capital units. The remaining 98% beneficial interest in Maya’s capital units were distributed to holders of our common stock and Series A preferred stock. The holders of our common stock and Series A preferred stock were issued one capital unit of Maya for each 1,000 shares of our common stock and Series A preferred stock held by them at the time of the distribution. Jay S. Yadav, M.D., and Mark G. Allen, Ph.D., serve as members of the board of directors of Maya and together beneficially hold over 60% of Maya’s capital units.

Indemnification Agreements with Executive Officers and Directors

Effective upon the closing of this offering, we will have entered into an indemnification agreement with each of our directors and executive officers. These indemnification agreements and our amended and restated certificate of incorporation and amended and restated bylaws will indemnify each of our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. See “Management — Limitation of Liability and Indemnification.”

Relationship with Underwriters

An affiliate of CIBC World Markets Corp., one of the underwriters in this offering, owns a limited partnership interest in Boston Millennia Partners II L.P., one of our principal stockholders which also has a right to name a member of our board of directors. This indirect interest in our company represents less than 1% of our outstanding common stock.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of December 31, 2006 and as adjusted to reflect the sale of the common stock in this offering for:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

The percentage ownership information shown in the table is based upon 50,073,991 shares of common stock outstanding as of December 31, 2006, assuming the conversion of all outstanding shares of our preferred stock as of December 31, 2006 and the issuance of          shares of common stock in this offering. The percentage ownership information assumes no exercise of the underwriters’ over-allotment option.

Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our common stock. We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options or a warrant that are either immediately exercisable or exercisable on or before March 1, 2007, which is 60 days after December 31, 2006. These shares are deemed to be outstanding and beneficially owned by the person holding those options or a warrant for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Except as otherwise noted below, the address for each person or entity listed in the table is c/o CardioMEMS, Inc., 75 Fifth Street, N.W., Suite 440, Atlanta, GA 30308.

Name and Address of Beneficial Owner	Shares That May be Acquired within 60 days of December 31, 2006	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
			Before Closing	After Closing
5% Stockholders
Medtronic, Inc.(1)	—	7,563,854	15.1%
Entities affiliated with Boston Millennia Partners(2)	—	6,953,729	13.9
Arcapita Ventures I Limited(3)	—	5,458,937	10.9
Foundation Medical Partners L.P.(4)	—	4,940,391	9.9

Executive Officers and Directors
Jay S. Yadav, M.D.(5)	198,476	5,888,476	11.7
Harold W. Ingalls	—	—	—
Sandeep S. Yadav	174,791	374,791	*
Matthew Borenzweig	81,250	81,250	*
David R. Stern	508,962	546,462	1.1
Mark G. Allen, Ph.D.	15,625	2,865,625	5.7
Patrick J. Fortune, Ph.D.(2)	—	6,953,729	13.9
John J. Huntz, Jr.(3)	—	5,458,937	10.9
Muhit U. Rahman(6)	4,583	146,250	*
Marvin L. Woodall	22,291	172,291	*
Lee R. Wrubel, M.D.(4)	—	4,940,391	9.9
All executive officers and directors as a group (11 persons)	1,005,978	27,428,202	53.7%

*	Represents beneficial ownership of less than 1%.

(1)	The address of Medtronic, Inc. is 710 Medtronic Parkway, N.W., Minneapolis, MN 54432-5604.

(2)	Consists of 5,772,334 shares held by Boston Millennia Partners II L.P., 821,986 shares held by Boston Millennia Partners GmbH & Co. KG, 276,509 shares held by Boston Millennia Partners II-A L.P., 51,929 shares held by Strategic Advisors Fund L.P. and 30,971 shares held by Boston Millennia Associates II L.P. Patrick J. Fortune, Ph.D., a member of our board of directors, is a partner of Boston Millennia Partners, the sponsor of these entities and is deemed to have shared voting and investment power over the shares held by Boston Millennia Partners and its affiliated entities; however, Dr. Fortune disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. The address of Boston Millennia Partners is 30 Rowes Wharf, Boston, MA 02110.

(3)	John J. Huntz, Jr., a member of our board of directors, is an executive director of Arcapita Ventures and is deemed to have shared voting and investment power over the shares held by Arcapita Ventures I Limited. Mr. Huntz disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. The address of Arcapita Ventures is 75 Fourteenth Street, Suite 2400, Atlanta, GA 30309.

(4)	Lee R. Wrubel, M.D., a member of our board of directors, is managing partner of Foundation Medical Partners LLC, the general partner of Foundation Medical Partners L.P. and is deemed to have shared voting and investment power over the shares held by Foundation Medical Partners L.P. Dr. Wrubel disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. The address of Foundation Medical Partners L.P. is 105 Rowayton Avenue, Rowayton, CT 06853.

(5)	Includes shares held by JSY Family Holdings, L.P., of which Jay S. Yadav, M.D., our Chairman and Chief Executive Officer, is a general partner. Dr. Yadav has shared voting and investment power over the shares held by JSY Family Holdings, L.P.

(6)	Represents shares held by the Rahman Family Trust 1996, of which Mr. Rahman is a trustee.

DESCRIPTION OF CAPITAL STOCK

Upon the closing of this offering and the filing of our amended and restated certificate of incorporation, our authorized capital stock will consist of 150,000,000 shares of common stock, par value $0.0001 per share, and 15,000,000 shares of preferred stock, par value $0.0001 per share.

The following is a summary of the rights of our common stock and preferred stock. This summary is not complete. For more detailed information, please see our amended and restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

Outstanding Shares. Based on 50,073,991 shares of common stock outstanding as of December 31, 2006, which assumes the conversion of all outstanding preferred stock into 40,446,099 shares of common stock upon the closing of this offering, the issuance of              shares of common stock in this offering, and no exercise of outstanding options or a warrant, there will be              shares of common stock outstanding upon the closing of this offering. As of December 31, 2006, assuming the conversion of all outstanding preferred stock into common stock upon the closing of this offering, we had approximately 96 record holders of our common stock.

As of December 31, 2006, there were 5,836,337 shares of common stock subject to outstanding options, and up to 17,578 shares of common stock subject to an outstanding warrant.

Voting Rights. Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of the stockholders, including the election of directors. Our amended and restated certificate of incorporation and amended and restated bylaws do not provide for cumulative voting rights. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose.

Dividends. Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of our outstanding shares of common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

Rights and Preferences. Holders of our common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Fully Paid and Nonassessable. All of our outstanding shares of common stock are, and the shares of common stock to be issued in this offering will be, fully paid and nonassessable.

Preferred Stock

Upon the closing of this offering, all outstanding shares of preferred stock will have been converted into shares of common stock. See Note 10 to our financial statements for a description of the currently outstanding preferred stock. Following this offering, our amended and restated certificate of incorporation will be amended and restated to delete all references to such shares of preferred stock. Under the amended and restated certificate of incorporation, our board of directors will have the authority, without further action by the stockholders, to issue up to 15,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Warrant

As of December 31, 2006, a warrant exercisable for up to 17,578 shares of our Series B preferred stock was outstanding. This warrant was issued in connection with the execution of a credit facility we entered into with a lender. This warrant is immediately exercisable at an exercise price of $0.96 per share and will expire in April 2011. This warrant for Series B preferred stock has a net exercise provision under which the holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares of Series B preferred stock based on the fair market value of our Series B preferred stock at the time of exercise of the warrant after deduction of the aggregate exercise price. This warrant for Series B preferred stock also contains provisions for the adjustment of exercise price and the aggregate number of shares issuable upon the exercise of the warrant in the event of stock dividends, stock splits or stock combinations, reclassifications, combinations or exchanges.

Registration Rights

Under our amended and restated investor rights agreement, 180 days after the effective date of this offering, the holders of 40,446,099 shares of common stock and a warrant to purchase up to 17,578 shares of common stock, or their transferees, have the right to require us to register their shares with the SEC so that those shares may be publicly resold, or to include their shares in any registration statement we file.

Demand Registration Rights. At any time beginning 180 days after the effective date of this offering, the holders of at least a majority of the shares having registration rights have the right to demand that we file up to two registration statements. These registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances.

Form S-3 Registration Rights. If we are eligible to file a registration statement on Form S-3, each holder of shares having registration rights has the right to demand that we file up to three registration statements for such holder on Form S-3 so long as the aggregate offering price, net of any underwriters’ discounts or commissions, of securities to be sold under the registration statement on Form S-3 is at least $1,500,000, subject to specified exceptions, conditions and limitations.

“Piggyback” Registration Rights. If we register any securities for public sale, stockholders with registration rights will have the right to include their shares in the registration statement. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement, but not below 25% of the total number of shares included in the registration statement, except for this offering in which the underwriters have excluded any shares by existing investors.

Expenses of Registration. We will pay all expenses, other than underwriting discounts and commissions, relating to all demand registrations, Form S-3 registrations and piggyback registrations.

Expiration of Registration Rights. The registration rights described above will terminate upon the earlier of either five years following the closing of this offering or as to a given holder of registrable securities, when such holder of registrable securities can sell all of such holder’s registrable securities pursuant to Rule 144(k) promulgated under the Securities Act or when such holder holds 1% or less of our outstanding common stock and all of such holder’s registrable securities can be sold in any three-month period pursuant to Rule 144 promulgated under the Securities Act.

Delaware Anti-Takeover Law and Provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Delaware Anti-Takeover Law. We are subject to Section 203 of the Delaware General Corporation Law. Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws. Provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective upon the closing of this offering, may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our amended and restated certificate of incorporation and amended and restated bylaws:

•	permit our board of directors to issue up to 15,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate, including the right to approve an acquisition or other change in our control;

•	provide that the authorized number of directors may be changed only by resolution of the board of directors;

•	provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	divide our board of directors into three classes;

•	require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;

•	provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner, and also specify requirements as to the form and content of a stockholder’s notice;

•	do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose);

•	provide that special meetings of our stockholders may be called only by the chairman of the board, our chief executive officer or by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors; and

•	provide that stockholders will be permitted to amend our amended and restated bylaws only upon receiving at least 66 2/3% of the votes entitled to be cast by holders of all outstanding shares then entitled to vote generally in the election of directors, voting together as a single class.

The amendment of any of these provisions would require approval by the holders of at least 66 2/3% of our then outstanding common stock, voting as a single class.

NASDAQ Global Market Listing

We are applying to have our common stock included for quotation on the NASDAQ Global Market under the symbol “SENS.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Mellon Investor Services LLC. The transfer agent and registrar’s address is 480 Washington Boulevard, Jersey City, NJ 07310.

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after the restrictions lapse could adversely affect the prevailing market price for our common stock as well as our ability to raise equity capital in the future.

Based on the number of shares of common stock outstanding as of December 31, 2006, upon the closing of this offering,              shares of our common stock will be outstanding, assuming no exercise of the underwriters’ over-allotment option and no exercise of options or our outstanding warrant. All of the shares sold in this offering will be freely tradable unless held by one of our affiliates. Except as set forth below, the remaining 50,073,991 shares of common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements. These remaining shares will generally become available for sale in the public market as follows:

•	shares of common stock will be eligible for immediate sale upon the closing of this offering;

•	shares of common stock will be eligible for sale under Rule 144 or Rule 701 upon expiration of lock-up agreements 180 days after the date of this prospectus, unless the lock-up is otherwise extended; and

•	shares of common stock will be eligible for sale from time to time thereafter upon expiration of their respective one-year holding periods, but could be sold earlier if the holders exercise any available registration rights.

Rule 144

In general, pursuant to Rule 144 promulgated under the Securities Act as in effect on the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our common stock on the NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

Pursuant to Rule 144(k) promulgated under the Securities Act as in effect on the date of this prospectus, a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. 18,746,586 shares of our common stock will qualify for resale under Rule 144(k) within 180 days of the date of this prospectus.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers, directors or consultants who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under “Underwriting” and will become eligible for sale at the expiration of those agreements.

Lock-Up Agreements

We, along with our directors, executive officers and substantially all of our other stockholders, optionholders and warrantholders, have agreed with the underwriters that for a period of 180 days following the date of this prospectus, we or they will not offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for shares of common stock, subject to specified exceptions. Banc of America Securities LLC may, in its sole discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in any such agreement.

The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period we issue a release regarding earnings or regarding material news or events relating to us; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the release or the occurrence of the material news or material event.

Registration Rights

Upon the closing of this offering, the holders of 40,446,099 shares of our common stock and a warrant to purchase up to 17,578 shares of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to the 180-day lock-up arrangement described above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of this registration. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock. See “Description of Capital Stock—Registration Rights.”

Equity Incentive Plans

We intend to file with the SEC a registration statement under the Securities Act covering the shares of common stock reserved for issuance under our 2006 Equity Incentive Plan and our 2006 Employee Stock Purchase Plan. The registration statement is expected to be filed and become effective as soon as practicable after the closing of this offering. Accordingly, shares registered under the registration statement will be available for sale in the open market following its effective date, subject to the 180-day lock-up arrangement described above, if applicable.

CERTAIN MATERIAL U.S. TAX CONSEQUENCES FOR

NON-U.S. HOLDERS OF COMMON STOCK

The following is a general discussion of certain material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder. For purposes of this discussion, you are a “non-U.S. holder” if you are a beneficial owner of our common stock and you are not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation or any other entity taxable as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the U.S., or of any political subdivision of the U.S.;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust, in general, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or if the trust has made a valid election to be treated as a U.S. person under applicable U.S. Treasury regulations.

If you are an individual, you may be treated as a resident of the U.S. in any calendar year for U.S. federal income tax purposes, instead of a nonresident, by, among other ways, if you have a “substantial presence” in the U.S. as defined in the Internal Revenue Code of 1986, as amended (the “Code”) and applicable U.S. Treasury regulations. Residents are taxed for U.S. federal income tax purposes as if they were U.S. citizens. If a partnership or other flow-through entity is a beneficial owner of our common stock, the tax treatment of a partner in the partnership or owner of the entity will generally depend on the status of the partner or owner and the activities of the partnership or entity. Such holders and their partners or owners should consult their own tax advisors regarding U.S. federal, state, local and non-U.S. income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

This discussion does not purport to address all aspects of U.S. federal income and estate taxes or specific facts and circumstances that may be relevant to a particular non-U.S. holder’s tax position, including:

•	U.S. state or local or any non-U.S. tax consequences;

•	the tax consequences for the stockholders, partners or beneficiaries of a non-U.S. holder;

•	special tax rules that may apply to particular non-U.S. holders, such as financial institutions, insurance companies, tax-exempt organizations, U.S. expatriates, broker-dealers and traders in securities, or partnerships, S corporations and other pass-through entities; and

•	special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment.

The following discussion is based on provisions of the Code, existing and proposed U.S. Treasury regulations and administrative and judicial interpretations, all as of the date of this prospectus, and all of which are subject to change, possibly with retroactive effect. The following summary assumes that you hold our common stock as a capital asset (generally, property held for investment). We have not sought, and will not seek, any ruling from the U.S. Internal Revenue Service with respect to the tax consequences discussed in this prospectus, and we cannot assure you that the U.S. Internal Revenue Service will not take a position contrary to the tax consequences discussed in this prospectus or that any positions taken by the U.S. Internal Revenue Service would not be sustained. Each non-U.S. holder should consult a tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

Dividends

We do not anticipate paying cash dividends on our common stock in the foreseeable future. See the section of this prospectus entitled “Dividend Policy.” In the event, however, that we pay dividends on our common stock, we will have to withhold a U.S. federal withholding tax at a rate of 30%, or a lower rate under an applicable income tax treaty, from the gross amount of the dividends paid to you. You should consult your tax advisors regarding your entitlement to benefits under a relevant income tax treaty. Generally, in order for us to withhold tax at a lower treaty rate, you must provide us with a properly executed Form W-8BEN certifying your eligibility for the lower treaty rate.

Special certification and other requirements apply to certain non-U.S. holders that are entities rather than individuals. A non-U.S. holder that is a foreign partnership or a foreign trust is urged to consult its tax advisor regarding its status under U.S. Treasury regulations and the certification requirements applicable to it.

If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, you may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the U.S. Internal Revenue Service.

If the dividend is effectively connected with your conduct of a trade or business in the U.S. and, if an income tax treaty applies, is attributable to a permanent establishment that you maintain in the U.S., the dividend will generally be exempt from the U.S. federal withholding tax, provided that you supply us with a properly executed Form W-8ECI. In this case, the dividend will be taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons and, if you are a foreign corporation, you may be subject to an additional branch profits tax at a rate of 30% or a lower rate as may be specified by an applicable income tax treaty.

Gain on Dispositions of Common Stock

You generally will not be subject to U.S. federal income tax on gain recognized on a disposition of our common stock unless:

•	the gain is effectively connected with your conduct of a trade or business in the U.S. and, if an income tax treaty applies, the gain is attributable to a permanent establishment maintained by you in the U.S.; in this case, the gain will be taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons and, if you are a foreign corporation, you may be subject to an additional branch profits tax at a rate of 30% or a lower rate as may be specified by an applicable income tax treaty;

•	you are an individual who is present in the U.S. for 183 days or more in the taxable year of the disposition and meets other requirements (a “substantial presence”); in this case, you will be subject to U.S. federal income tax at a rate of 30% (or a reduced rate under an applicable treaty) on the gain derived from the sale, which may be offset by U.S. source capital losses, even though you are not considered a resident of the U.S.; or

•	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that you held our common stock; in this case, subject to the discussion below, the gain will be taxed on a net income basis in the manner described in the first bullet paragraph above.

Generally, a corporation is a “U.S. real property holding corporation” if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. The tax relating to stock in a “U.S. real property holding corporation” generally will not apply to a non-U.S. holder whose holdings, direct and indirect, at all times during the applicable period, constituted 5% or less of our common stock, provided that our common stock was regularly traded on an established securities market. We believe that we are not currently, and we do not anticipate becoming in the future, a “U.S. real property holding corporation” for U.S. federal income tax purposes.

Federal Estate Tax

Common stock owned or treated as owned by an individual who is a non-U.S. holder (as specially defined for U.S. federal estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.

Information Reporting and Backup Withholding

Information returns will be filed with the U.S. Internal Revenue Service in connection with payments of dividends and the proceeds from a sale or other disposition of our common stock. Dividends paid to you may be subject to information reporting and U.S. backup withholding. The backup withholding tax rate currently is 28%. You generally will be exempt from such backup withholding if you provide a properly executed Form W-8BEN or otherwise meet documentary evidence requirements for establishing that you are a non-U.S. holder or otherwise establish an exemption.

The gross proceeds from the disposition of our common stock may be subject to information reporting and backup withholding. If you sell your shares of our common stock outside the U.S. through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the U.S., then the U.S. backup withholding and information reporting requirements generally (except as provided in the following sentence) will not apply to that payment. However, information reporting, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the U.S., if you sell our common stock through a non-U.S. office of a broker that:

•	is a U.S. person;

•	derives 50% or more of its gross income in specific periods from the conduct of a trade or business in the U.S.;

•	is a “controlled foreign corporation” for U.S. tax purposes; or

•	is a foreign partnership, if at any time during its tax year, one or more of its partners are U.S. persons who in the aggregate hold more than 50% of the income or capital interests in the partnership, or the foreign partnership is engaged in a U.S. trade or business, unless the broker has documentary evidence in its files that you are a non-U.S. person and various other conditions are met or you otherwise establish exemption.

If you receive payments of the proceeds of a sale of our common stock to or through a U.S. office of a broker, the payment is subject to both U.S. backup withholding and information reporting unless you provide a properly executed Form W-8BEN certifying that you are a non-U.S. person or you otherwise establish an exemption.

You generally may obtain a refund of any amount withheld under the backup withholding rules that exceeds your income tax liability by timely filing a refund claim with the U.S. Internal Revenue Service.

UNDERWRITING

We are offering the shares of common stock described in this prospectus through a number of underwriters. Banc of America Securities LLC is the representative of the underwriters. We will enter into a firm commitment underwriting agreement with the underwriters’ representative. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has agreed to purchase, the number of shares of common stock listed next to its name in the following table:

Underwriter	Number of Shares
Banc of America Securities LLC
CIBC World Markets Corp.
Jefferies & Company, Inc.
Pacific Growth Equities, LLC

Total

The underwriting agreement is subject to a number of terms and conditions and provides that the underwriters must buy all of the shares if they buy any of them. The underwriters will sell the shares to the public when and if the underwriters buy the shares from us.

The underwriters initially will offer the shares to the public at the price specified on the cover page of this prospectus. The underwriters may allow a concession of not more than $         per share to selected dealers. The underwriters may also allow, and those dealers may re-allow, a concession of not more than $         per share to some other dealers. If all the shares are not sold at the public offering price, the underwriters may change the public offering price and the other selling terms. The common stock is offered subject to a number of conditions, including:

•	receipt and acceptance of the common stock by the underwriters; and

•	the underwriters’ right to reject orders in whole or in part.

Option to Purchase Additional Shares. We have granted the underwriters an option to purchase up to              additional shares of our common stock at the same price per share as they are paying for the shares shown in the table above. These additional shares would cover sales by the underwriters which exceed the total number of shares shown in the table above. The underwriters may exercise this option at any time and from time to time in whole or in part, within 30 days after the date of this prospectus. To the extent that the underwriters exercise this option, each underwriter will purchase additional shares from us in approximately the same proportion as it purchased the shares shown in the table above. We will pay the expenses associated with the exercise of this option.

Discount and Commissions. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. These amounts are shown assuming no exercise and full exercise of the underwriters’ option to purchase additional shares. We estimate that the expenses of the offering to be paid by us, not including underwriting discounts and commissions, will be approximately $            .

	No Exercise	Full Exercise
Per Share	$	$

Total	$	$

Listing. We have applied to have our common stock approved for listing on the NASDAQ Global Market under the symbol “SENS.”

Stabilization. In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

•	stabilizing transactions;

•	short sales;

•	syndicate covering transactions;
•	imposition of penalty bids; and

•	purchases to cover positions created by short sales.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. Stabilizing transactions may include making short sales of our common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock from us or on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares as referred to above.

A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The representatives also may impose a penalty bid on underwriters and dealers participating in the offering. This means that the representatives may reclaim from any syndicate members or other dealers participating in the offering the underwriting discount, commissions or selling concession on shares sold by them and purchased by the representatives in stabilizing or short covering transactions.

These activities may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence the activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NASDAQ Global Market, in the over-the-counter market or otherwise.

Discretionary Accounts. The underwriters have informed us that they do not expect to make sales to accounts over which they exercise discretionary authority in excess of 5% of the shares of common stock being offered.

IPO Pricing. Prior to this offering, there has been no public market for our common stock. The initial public offering price will be negotiated between us and the representatives of the underwriters. Among the factors to be considered in these negotiations are:

•	the history of, and prospects for, our company and the industry in which we compete;

•	our past and present financial performance;

•	an assessment of our management;

•	the present state of our development;

•	the prospects for our future earnings;

•	the prevailing conditions of the applicable United States securities market at the time of this offering;

•	market valuations of publicly traded companies that we and the representatives of the underwriters believe to be comparable to us; and

•	other factors deemed relevant.

The estimated initial public offering price range that will be set forth on the cover of this preliminary prospectus is subject to change as a result of market conditions and other factors.

Lock-up Agreements. At the time of our offering, we, our directors and executive officers, and substantially all of our existing stockholders option holders will have entered into lock-up agreements with the underwriters. Under these agreements, subject to exceptions, we may not issue any new shares of common stock, and those holders of stock and options may not, directly or indirectly, offer, sell, contract to sell, pledge or otherwise dispose of or hedge any common stock or securities convertible into or exchangeable for shares of common stock, or publicly announce the intention to do any of the foregoing, without the prior written consent of Banc of America Securities LLC for a period of 180 days from the date of this prospectus. This consent may be given at any time without public notice. During this 180-day period, we have also agreed not to file any registration statement for, and each of our officers and stockholders has agreed not to make any demand for, or exercise any right of, the registration of, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock or the filing of a prospectus with any Canadian securities regulatory authority without the prior written consent of Banc of America Securities LLC. In addition, for the purpose of allowing the underwriters to comply with the NASD Rule 2711(f)(4), if, under certain circumstances, we release earnings results or material news or make certain announcements that we will release earnings results, or a material event relating to us occurs, then the 180-day lock-up period will be extended up to 18 days following the date of release of the earnings results or the occurrence of the material news or material event, as applicable.

Indemnification. We will indemnify the underwriters against some liabilities, including liabilities under the Securities Act and Canadian provincial securities legislation. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.

Online Offering. A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters participating in this offering. Other than the prospectus in electronic format, the information on any such web site, or accessible through any such web site, is not part of the prospectus. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

Conflicts/Affiliates. The underwriters and their affiliates have provided, and may in the future provide, various investment banking, commercial banking and other financial services for us and our affiliates for which services they have received, and may in the future receive, customary fees.

An affiliate of CIBC World Markets Corp., one of the underwriters in this offering, owns a limited partnership interest in Boston Millennia Partners II L.P., one of our principal stockholders which also has a right to name a member of our board of directors. This indirect interest in our company represents less than 1% of our outstanding common stock.

Selling Restrictions. Each underwriter intends to comply with all applicable laws and regulations in each jurisdiction in which it acquires, offers, sells or delivers shares or has in its possession or distributes this prospectus or any other material relating to the shares.

European Economic Area. In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) an offer of the shares to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (a) an average of at least 250 employees during the last financial year; (b) a total balance sheet of more than €43,000,000 and (c) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

France. No prospectus (including any amendment, supplement or replacement thereto) has been prepared in connection with the offering of the shares that has been approved by the Autorité des marchés financiers or by the competent authority of another state that is a contracting party to the Agreement on the European Economic Area and notified to the Autorité des marchés financiers; no shares have been offered or sold and will be offered or sold, directly or indirectly, to the public in France except to permitted investors (“Permitted Investors”) consisting of persons licensed to provide the investment service of portfolio management for the account of third parties, qualified investors (investisseurs qualifiés) acting for their own account and/or investors belonging to a limited circle of investors (cercle restreint d’investisseurs) acting for their own account, with “qualified investors” and “limited circle of investors” having the meaning ascribed to them in Articles L. 411-2, D. 411-1, D. 411-2, D. 734-1, D. 744-1, D. 754-1 and D. 764-1 of the French Code Monétaire et Financier and applicable regulations thereunder; none of this prospectus or any other materials related to the offering or information contained therein relating to the shares has been released, issued or distributed to the public in France except to Permitted Investors; and the direct or indirect resale to the public in France of any shares acquired by any Permitted Investors may be made only as provided by Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the French Code Monétaire et Financier and applicable regulations thereunder.

United Kingdom. Each Manager acknowledges that:

•	it has not offered or sold and will not offer or sell the shares other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the shares would otherwise constitute a contravention of Section 19 of the Financial Services and Markets Act 2000 (the “FSMA”) by us;

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Italy. The offering of the shares of our common stock has not been cleared by the Italian Securities Exchange Commission (Commissione Nazionale per le Società e la Borsa, the “CONSOB”) pursuant to Italian securities legislation and, accordingly, the shares may not and will not be offered, sold or delivered, nor may or will copies of this prospectus or any other documents relating to the shares be distributed in Italy, except (i) to professional investors (operatori qualificati), as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of July 1, 1998, as amended, (the “Regulation No. 11522”) or (ii) in other circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of Legislative Decree No. 58 of February 24, 1998 (the “Financial Service Act”) and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended.

Any offer, sale or delivery of the shares of our common stock or distribution of copies of this prospectus or any other document relating to the shares in Italy may and will be effected in accordance with all Italian securities, tax, exchange control and other applicable laws and regulations, and, in particular, will be: (i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Financial Services Act, Legislative Decree No. 385 of September 1, 1993, as amended (the “Italian Banking Law”), Regulation No. 11522, and any other applicable laws and regulations; (ii) in compliance with Article 129 of the Italian Banking Law and the implementing guidelines of the Bank of Italy; and (iii) in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

Any investor purchasing the shares of our common stock in the offering is solely responsible for ensuring that any offer or resale of the shares it purchased in the offering occurs in compliance with applicable laws and regulations.

This prospectus and the information contained herein are intended only for the use of its recipient and, unless in circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of the “Financial Service Act” and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended, is not to be distributed, for any reason, to any third party resident or located in Italy. No person resident or located in Italy other than the original recipients of this document may rely on it or its content.

Italy has only partially implemented the Prospectus Directive, the provisions under the heading “European Economic Area” above shall apply with respect to Italy only to the extent that the relevant provisions of the Prospectus Directive have already been implemented in Italy.

Insofar as the requirements above are based on laws which are superseded at any time pursuant to the implementation of the Prospectus Directive, such requirements shall be replaced by the applicable requirements under the Prospectus Directive.

LEGAL MATTERS

The validity of the shares of common stock being offered by this prospectus will be passed upon for us by Cooley Godward Kronish LLP, Palo Alto, California. The underwriters are being represented by Latham & Watkins LLP, Costa Mesa, California. As of the date of this prospectus, Cooley Godward Kronish LLP directly holds an aggregate of 100,000 shares of our common stock and GC&H Investments, LLC, an entity comprised of partners and associates of Cooley Godward Kronish LLP, beneficially owns an aggregate of 116,763 shares of our common stock to be issued upon conversion of the preferred stock.

EXPERTS

The financial statements as of December 31, 2004 and 2005 and for each of the three years in the period ended December 31, 2005 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the shares of common stock being offered by this prospectus. This prospectus does not contain all of the information in the registration statement and its exhibits. For further information with respect to CardioMEMS and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street NE, Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

Upon the closing of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and web site of the SEC referred to above. We also maintain a website at http://www.cardiomems.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of this prospectus.

CardioMEMS, Inc.

INDEX TO FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm	F-2

Balance Sheets as of December 31, 2004 and 2005 and September 30, 2006 (unaudited)	F-3

Statements of Operations for the Years Ended December 31, 2003, 2004 and 2005 and for the Nine Months Ended September 30, 2005 (unaudited) and 2006 (unaudited)	F-4

Statements of Redeemable Convertible Preferred Stock and Changes in Stockholders’ Deficit for the Years Ended December 31, 2003, 2004 and 2005 and for the Nine Months Ended September 30, 2006 (unaudited)

F-5

Statements of Cash Flows for the Years Ended December 31, 2003, 2004 and 2005 and for the Nine Months Ended September 30, 2005 (unaudited) and 2006 (unaudited)	F-6

Notes to Financial Statements	F-7

Schedule II—Valuation and Qualifying Accounts	F-30

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders

of CardioMEMS, Inc.:

In our opinion, the accompanying balance sheets and the related statements of operations, of redeemable convertible preferred stock and stockholders’ deficit and of cash flows present fairly, in all material respects, the financial position of CardioMEMS, Inc., at December 31, 2004 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Atlanta, Georgia

September 18, 2006, except for Notes 2, 3 and 14, which are as of January 18, 2007

CardioMEMS, Inc.

Balance Sheets

(in thousands, except share data)

	December 31,		September 30, 2006	Pro Forma Stockholders’ Equity as of September 30, 2006
	2004	2005
			(Unaudited)
Assets
Current assets
Cash and cash equivalents	$2,506	$12,694	$15,737
Short-term investments	3,032	—	987
Accounts receivable, net	—	146	647
Inventory, net	—	585	1,117
Prepaid and other current assets	79	128	133

Total current assets	5,617	13,553	18,621
Property and equipment, net	236	309	382
Intangible assets, net	17	199	525
Other assets	22	34	11

Total assets	$5,892	$14,095	$19,539

Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ (Deficit) Equity
Current liabilities
Accounts payable	$24	$967	$1,585
Accrued expenses and other liabilities	372	788	619
Current maturities of loan payable	208	219	201

Total current liabilities	604	1,974	2,405
Loan payable—noncurrent	397	177	32
Other long term liabilities	4	2	24	$—

Total liabilities	1,005	2,153	2,461

Commitments and contingencies (Note 8)

Redeemable convertible preferred stock, $0.001 par value
Authorized: 19,250,000 shares at December 31, 2004; 30,700,000 shares at December 31, 2005 and 41,500,000 shares at September 30, 2006 (unaudited);
Issued and outstanding: 18,204,761 shares at December 31, 2004; 29,541,422 shares at December 31, 2005 and 37,987,745 shares at September 30, 2006 (unaudited) and none pro forma (unaudited)
(Liquidation preference: $16,388,671 at December 31, 2004; $33,494,556 at December 31, 2005 and $51,819,339 at September 30, 2006 (unaudited))	19,473	39,781	72,476	—
Stockholders’ Deficit
Common stock, $0.001 par value
Authorized: 76,500,000 shares; issued and outstanding: 9,359,325 shares at December 31, 2004; 9,381,825 shares at December 31, 2005 and 9,612,214 shares at September 30, 2006 (unaudited); and 47,599,959 shares pro forma (unaudited)	9	9	10	48
Deferred compensation	(51)	(191)	—	—
Additional paid-in capital	—	—	—	72,462
Accumulated deficit	(14,544)	(27,657)	(55,408)	(55,408)

Total stockholders’ (deficit) equity	(14,586)	(27,839)	(55,398)	$17,102

Total liabilities and stockholders’ deficit	$5,892	$14,095	$19,539

The accompanying notes are an integral part of these financial statements.

CardioMEMS, Inc.

Statements of Operations

(in thousands, except share and per share data)

	Year Ended December 31,			Nine Months Ended September 30,
	2003	2004	2005	2005	2006
				(Unaudited)
Revenue	$—	$—	$95	$—	$2,403
Cost of revenue	—	—	54	—	1,248

Gross profit	—	—	41	—	1,155
Operating expenses
Research and development	1,601	3,716	4,752	3,423	5,562
Selling, general and administrative	1,645	1,486	4,198	2,159	9,083

Operating loss	(3,246)	(5,202)	(8,909)	(5,582)	(13,490)
Interest income (expense), net	(76)	87	72	37	214
Other income (expense), net	16	(3)	(10)	(11)	(66)

Loss before income taxes	(3,306)	(5,118)	(8,847)	(5,556)	(13,342)
Provision for income taxes	—	—	—	—	—

Net loss	(3,306)	(5,118)	(8,847)	(5,556)	(13,342)

Accretion of redeemable convertible preferred stock	(280)	(3,224)	(4,437)	(2,170)	(15,211)

Net loss attributable to common stockholders	$(3,586)	$(8,342)	$(13,284)	$(7,726)	$(28,553)

Net loss per share
Basic and diluted	$(0.38)	$(0.89)	$(1.42)	$(0.82)	$(3.03)

Weighted average number of shares used in computation	9,359,325	9,359,325	9,370,346	9,366,477	9,439,416
Pro forma net loss per share (unaudited)
Basic and diluted			$(0.23)		$(0.28)

Weighted average number of shares used in computation			38,911,768		47,427,161

The accompanying notes are an integral part of these financial statements.

CardioMEMS, Inc.

Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit

(in thousands, except share data)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Deferred Compensation	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balances at December 31, 2002	4,189,852	$2,514	9,359,325	$9	$113	$(11)	$(2,797)	$(2,686)
Issuance of Series B redeemable convertible preferred stock upon conversion of bridge loan	2,247,570	2,158	—	—	—	—	—	—
Issuance of Series B redeemable convertible preferred stock	11,767,339	11,297	—	—	—	—	—	—
Deferred compensation	—	—	—	—	9	(9)	—	—
Amortization of stock compensation	—	—	—	—	—	5	—	5
Accretion of redeemable convertible preferred stock	—	280	—	—	(122)	—	(158)	(280)
Net loss	—	—	—	—	—	—	(3,306)	(3,306)

Balances at December 31, 2003	18,204,761	16,249	9,359,325	9	—	(15)	(6,261)	(6,267)
Deferred compensation	—	—	—	—	50	(50)	—	—
Amortization of stock compensation	—	—	—	—	—	14	—	14
Issuance of stock warrants	—	—	—	—	9	—	—	9
Accretion of redeemable convertible preferred stock	—	3,224	—	—	(59)	—	(3,165)	(3,224)
Net loss	—	—	—	—	—	—	(5,118)	(5,118)

Balances at December 31, 2004	18,204,761	19,473	9,359,325	9	—	(51)	(14,544)	(14,586)
Issuance of common stock upon exercise of stock options	—	—	22,500	—	4	—	—	4
Issuance of Series C redeemable convertible preferred stock	11,336,661	15,871	—	—	—	—	—	—
Deferred compensation	—	—	—	—	167	(167)	—	—
Amortization of stock compensation	—	—	—	—	—	27	—	27
Accretion of redeemable convertible preferred stock	—	4,437	—	—	(171)	—	(4,266)	(4,437)
Net loss	—	—	—	—	—	—	(8,847)	(8,847)

Balances at December 31, 2005	29,541,422	39,781	9,381,825	9	—	(191)	(27,657)	(27,839)
Issuance of Series D redeemable convertible preferred stock	8,446,323	17,484	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options	—	—	230,389	1	20	—	—	21
MedSensor dissolution	—	—	—	—	349	—	—	349
Reclassification of deferred compensation	—	—	—	—	(191)	191	—	—
Stock compensation	—	—	—	—	633	—	—	633
Warrant reclassification	—	—	—	—	(9)	—	—	(9)
Accretion of redeemable convertible preferred stock	—	15,211	—	—	(802)	—	(14,409)	(15,211)
Net loss	—	—	—	—	—	—	(13,342)	(13,342)

Balances at September 30, 2006 (unaudited)	37,987,745	$72,476	9,612,214	$10	$—	$—	$(55,408)	$(55,398)

The accompanying notes are an integral part of these financial statements.

CardioMEMS, Inc.

Statements of Cash Flows

(in thousands)

	Year Ended December 31,			Nine Months Ended September 30,
	2003	2004	2005	2005	2006
				(Unaudited)
Cash flows from operating activities
Net loss	$(3,306)	$(5,118)	$(8,847)	$(5,556)	$(13,342)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	21	21	73	49	99
Loss on disposal of property and equipment	—	52	—	—	—
Provision for inventory	—	—	—	—	115
Accretion of short-term investments	—	(22)	—	3	—
Stock compensation	6	14	27	20	633
Interest on bridge loan	81	6	3	—	—
Other	—	9	—	6	17
Changes in operating assets and liabilities
Accounts receivable	—	—	(146)	—	(504)
Inventory	—	—	(585)	(314)	(646)
Other assets	(15)	(81)	(62)	21	19
Accounts payable	21	(12)	943	1,339	619
Accrued expenses and other liabilities	166	191	416	(321)	(170)

Net cash used in operating activities	(3,026)	(4,940)	(8,178)	(4,753)	(13,160)

Cash flows from investing activities
Purchases of property and equipment	(56)	(230)	(134)	(39)	(169)
Sales and maturities of short-term investments	—	1,200	3,033	3,033	197
Purchases of short-term investments	—	(4,210)	—	—	(1,184)
Patent and trademark development	—	—	(194)	(122)	(331)

Net cash provided by (used in) investing activities	(56)	(3,240)	2,705	2,872	(1,487)

Cash flows from financing activities
Principal payments on capital lease obligations	(7)	(5)	(5)	—	—
Principal payments on note payable	—	(48)	(209)	(156)	(163)
Proceeds from issuance of note for capital leases	24	—	—	—	—
Proceeds from issuance of note	—	653	—	—	—
Proceeds from MedSensor dissolution	—	—	—	—	349
Proceeds from issuance of common stock	—	—	4	2	20
Proceeds from issuance of Series B redeemable convertible preferred stock	12,419	—	—	—	—
Proceeds from issuance of Series C redeemable convertible preferred stock	—	—	15,871	—	—
Proceeds from issuance of Series D redeemable convertible preferred stock	—	—	—	—	17,484

Net cash provided by (used in) financing activities	12,436	600	15,661	(154)	17,690

Net increase (decrease) in cash and cash equivalents	9,354	(7,580)	10,188	(2,035)	3,043
Cash and cash equivalents, beginning of period	732	10,086	2,506	2,506	12,694

Cash and cash equivalents, end of period	$10,086	$2,506	$12,694	$471	$15,737

Supplemental disclosure of cash flow information
Interest paid	$7	$10	$28	$22	$14
Non-cash financing activities
Conversion of bridge loan and accrued interest to Series B redeemable convertible preferred stock	$1,036	$—	$—	$—	$—
Accretion of redeemable convertible preferred stock	$280	$3,224	$4,437	$2,170	$15,211

The accompanying notes are an integral part of these financial statements.

CardioMEMS, Inc.

Notes to Financial Statements

(All information as of and for the Nine Months Ended September 30, 2005 and 2006 is Unaudited)

1. Organization, Nature of Business, and Liquidity

Organization and Nature of Business

CardioMEMS, Inc. (the “Company”) is a medical device company that has developed and is commercializing a proprietary wireless sensing and communication technology for the human body. The Company was incorporated in November 2000, with its principal place of business being Atlanta, Georgia. The Company received FDA approval for its first device in October 2005 and commenced commercial selling of its EndoSure Wireless AAA Pressure Measurement System, or EndoSure System, in December 2005. Prior to that, the Company was in the development stage and had been primarily engaged in developing its product technologies and raising capital.

Liquidity

Since inception, the Company has incurred net losses, has not generated positive cash flows from operations and has an accumulated deficit of $55,407,914 at September 30, 2006. The Company expects such losses to continue into the foreseeable future as it continues to develop and commercialize its technologies. To date, the Company has funded its cash needs through the issuance of equity securities. In September 2006, the Company completed an additional equity financing through the sale of its Series D redeemable convertible preferred stock (see Note 10). Management believes that the cash on hand will be sufficient to continue operations for at least the next 12 months. Failure to generate sufficient revenues or raise additional capital could have a material adverse effect on the Company’s ability to achieve its intended business activities. Management plans on raising additional financing to meet future working capital and capital expenditure needs. There can be no assurance that such additional financing will be available or, if available, that such financing can be obtained on terms satisfactory to the Company.

2. Summary of Significant Accounting Policies

Unaudited Interim Financial Statements

The accompanying balance sheet as of September 30, 2006, the statements of operations and of cash flows for the nine months ended September 30, 2005 and 2006 and the statement of redeemable convertible preferred stock and stockholders’ deficit for the nine months ended September 30, 2006 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position and results of operations and cash flows for the nine months ended September 30, 2005 and 2006. The financial data and other information disclosed in these notes to the financial statements related to the nine-month periods are unaudited. The results of the nine months ended September 30, 2006 are not necessarily indicative of the results to be expected for the year ending December 31, 2006 or for any other interim period or for any other future year.

Unaudited Pro Forma Stockholders’ Equity

In December 2006, the board of directors authorized management to file a registration statement with the Securities and Exchange Commission for the Company to sell shares of its common stock to the public. If the initial public offering is completed under the terms presently anticipated, all of the Company’s Series A, B, C and D redeemable convertible preferred stock as of September 30, 2006, will automatically convert into 37,987,745 shares of common stock as of the closing of the offering. Pro forma redeemable convertible preferred stock and stockholders’ deficit, as adjusted for the assumed conversion of the redeemable convertible preferred stock, is set forth on the accompanying balance sheet.

CardioMEMS, Inc.

Notes to Financial Statements—(Continued)

(All information as of and for the Nine Months Ended September 30, 2005 and 2006 is Unaudited)

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expense during the reporting periods. The most significant estimates used in these financial statements include the valuation of equity instruments and lives of property and equipment. Actual results could differ from those estimates.

Certain Risks and Uncertainties

Most of the products developed by the Company will require clearance from the U.S. Food and Drug Administration or corresponding foreign regulatory agencies prior to commercial sales. There can be no assurance the Company’s products will receive the necessary clearances. If the Company is denied clearance or clearance is delayed, it might have a material adverse impact on the Company.

The medical device industry is characterized by frequent and extensive litigation and administrative proceedings over patent and other intellectual property rights. Whether a product infringes a patent involves complex legal and factual issues, the determination of which is often difficult to predict, and the outcome may be uncertain until the court has entered final judgment and all appeals are exhausted. The Company’s competitors may assert, that its products or the use of its products are covered by U.S. or foreign patents held by them. If such relevant patents are upheld as valid and enforceable and the Company is found to infringe, the Company could be prevented from selling its implantable sensor systems unless it can obtain a license to use technology or ideas covered by such patents or are able to redesign its products to avoid infringement. A license may not be available at all or on commercially reasonable terms, and it may not be able to redesign its products to avoid infringement.

The Company relies on single source suppliers to provide certain components of its wireless sensors and substantially all of the components that are used to develop its external electronics modules. The Company purchase these components on a purchase order basis. If the Company overestimates its component requirements, it could have excess inventory, which would increase its costs and result in write-downs harming its operating results. If the Company underestimates its requirements, it may not have an adequate supply, which could interrupt manufacturing of its EndoSure system or heart failure sensor and any other products that it may develop and result in delays in shipments and revenues.

Comprehensive Income

Statement of Financial Accounting Standards (“SFAS”) No. 130, Reporting Comprehensive Income, establishes standards for reporting and displaying comprehensive income and its components in a full set of general-purpose financial statements. There was no material difference between the Company’s net loss and its comprehensive loss for all periods presented.

Fair Value of Financial Instruments

Certain of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and other liabilities are carried at cost, which approximates their fair value because of the short-term maturity of these financial instruments. Based on the borrowing rates currently available to the Company for loans with similar terms, the carrying value of the notes payable and capital lease obligations approximate their fair values.

CardioMEMS, Inc.

Notes to Financial Statements—(Continued)

(All information as of and for the Nine Months Ended September 30, 2005 and 2006 is Unaudited)

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of cash and demand deposits in banks and short-term investments.

Short-Term Investments

The Company classifies marketable securities as available-for-sale in accordance with the provisions of SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. These securities are carried at fair market value with unrealized gains and losses reported, if material, as a component of other comprehensive gain or loss in stockholders’ deficit. For the periods presented, these unrealized gains and losses were immaterial. Gains or losses on securities sold are based on the specific identification method.

Accounts Receivable

The Company grants trade credit to customers in the normal course of business and does not require collateral or any other security to support its receivables. The allowance for doubtful accounts is based on the aging of the underlying receivables, historical experience and any specific collection issues identified. Uncollectible accounts are written-off against the allowance when it is determined that a customer account is uncollectible.

Inventories

Inventories are stated at the lower of cost or market, with cost determined on a first-in, first-out basis. Due provision is made to reduce all slow-moving, obsolete or unusable inventories to their estimated useful or scrap values. As of September 30, 2006, there was a provision of $115,000 for inventory identified as slow-moving, obsolete or unusable. There was no provision recorded in any other period.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation. Depreciation of property and equipment is computed on a straight-line basis, over the estimated useful lives of the assets or, when applicable, the life of the lease, whichever is shorter. Maintenance and repair costs are expensed as incurred.

Impairment of Long-Lived Assets

The Company reviews long-lived assets, including property and equipment and intangibles, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. Impairment, if any, is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value. The Company considers various valuation factors, principally discounted cash flows, to assess the fair values of long-lived assets. To date, the Company has not recorded any impairment losses.

Intangible Assets

Intangible assets consist of patents, licensed technology and trademark development, carried at cost less accumulated amortization. Amortization is computed using the straight-line method over their estimated useful

CardioMEMS, Inc.

Notes to Financial Statements—(Continued)

(All information as of and for the Nine Months Ended September 30, 2005 and 2006 is Unaudited)

lives of five years and recorded in selling, general and administrative expense within the results of operations. The majority of the patent and trademark costs relate to application and related legal fees.

Redeemable Convertible Preferred Stock Warrant

Freestanding warrants and other similar instruments related to shares that are redeemable are accounted for in accordance with SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, and its related interpretations. Under SFAS No. 150, the freestanding warrant that is related to the Company’s redeemable convertible preferred stock is classified as a liability on the balance sheet as of January 1, 2006. The warrant is subject to re-measurement at each balance sheet date and any change in fair value is recognized as a component of interest expense. Fair value is measured using the Black-Scholes option pricing model. The Company will continue to adjust the liability for changes in fair value until the earlier of the exercise or expiration of the warrant or the completion of a liquidation event, including the completion of an initial public offering with gross cash proceeds to the Company of at least $30 million and a per share price of at least $3.00 (adjusted for stock splits, dividends and recapitalizations) (“Qualified IPO”), at which time all preferred stock warrants will be converted into warrants to purchase common stock and, accordingly, the liability will be reclassified to equity.

Revenue Recognition

The Company generates revenue from the sale of its EndoSure sensors to medical facilities. The elements of a typical revenue arrangement can include the EndoSure sensor, a wireless sensor which is a single-procedure product, an external electronics module (“hardware”), and an initial training session. Revenue is recognized in accordance with Staff Accounting Bulletin No. 104, Revenue Recognition in Financial Statements (“SAB No. 104”), which requires that persuasive evidence of a sales arrangement exists, delivery of goods occurs through transfer of title and risk and rewards of ownership, the selling price is fixed or determinable and collectibility is reasonably assured. Since initial training of medical facility personnel is considered to be essential to the functionality of the EndoSure system, revenue is generally recognized when delivery of all EndoSure system components is confirmed for a given customer and the aforementioned criteria under SAB No. 104 are met.

•	The evidence of an arrangement generally consists of a purchase order approved by the customer.

•	Delivery to the customer can be made either directly from the Company’s third-party manufacturers or from inventory maintained by Company salespeople. If the delivery is made from the Company’s third-party manufacturers, delivery is confirmed when the shipping carrier provides a delivery confirmation to the Company. Transfers of product from a Company salesperson are evidenced by a signed and dated inventory transfer form.

•	The Company also requires a signed and dated training certificate for all first time implants in order to recognize revenue. This documentation provides evidence that the training has occurred and the Company has fulfilled its obligation to render services.

•	The selling price for all sales are fixed and agreed with the customer prior to shipment and are based on established list prices.

The Company’s EndoSure sensors require accompanying hardware in order to be functional. Accordingly, the initial purchase of the EndoSure sensors is not considered delivered until the customers have taken delivery of the hardware. Initial training and delivery of the hardware are only required on the initial sale of EndoSure sensors. Subsequent sales of our EndoSure sensors do not require training or delivery of the hardware in order to be recognized as revenue. The Company has not charged its customers for this hardware. These hardware costs are charged as a direct cost and included in cost of revenue in the period the external electronics module is delivered.

CardioMEMS, Inc.

Notes to Financial Statements—(Continued)

(All information as of and for the Nine Months Ended September 30, 2005 and 2006 is Unaudited)

The Company applies Emerging Issues Task Force (“EITF”) No. 00-21, Revenue Arrangements with Multiple Deliverables, when accounting for the sensors, hardware and training. EITF No. 00-21 requires that the Company assess whether the different elements qualify for separate accounting. Since the Company does not have objective evidence of the fair value of the undelivered elements, hardware and training, it was determined that the arrangement should be accounted for as a single unit of accounting.

The hardware is operated by the Company’s proprietary embedded software application. The Company considered paragraph two of AICPA Statement of Position No. 97-2, Software Revenue Recognition, and determined that the embedded software is incidental to the functionality of the electronics, therefore Statement of Position No. 97-2 is not applicable.

The Company maintains sensor inventory at various medical facility locations under the custody of the medical facility personnel for use in emergency procedures. The Company recognizes revenue on sales to these customers when the revenue criteria have been met, which occurs when the customer informs the Company that product has been removed from inventory and used in a procedure.

Shipping and Handling Costs

The Company does not bill its customers for shipping and handling costs. Shipping and handling costs incurred by the Company associated with shipping its products to its customers are included in cost of revenues.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration risk consist principally of cash and cash equivalents and accounts receivable. The Company’s cash is invested in deposits with one financial institution. Management believes that the financial institution that holds the Company’s cash and cash equivalents is financially sound and minimal credit risk exists with respect to these investments. No customer accounted for more than 10% of revenue or accounts receivable in the period ended September 30, 2006.

Research and Development

The Company’s research and development expenses consist of engineering, product development and clinical and regulatory expenses. These expenses are primarily related to employee compensation, including salary, benefits and stock-based compensation. The Company also incurs expense related to consulting fees, materials and supplies, and clinical trials, including trial design, clinical site reimbursement, data management and associated travel expenses. Research and development costs are expensed as incurred.

During 2006, to correct a misclassification of research and development expense components, the Company reclassified certain research and development costs related to its 2005 statement of operations. The revision resulted in a decrease in selling, general and administrative cost and a corresponding increase in research and development cost of $1,257,610. Accordingly, the 2005 statement of operations in these financial statements reflects this revision. This revision had no impact on previously reported amounts of net loss, cash flows, or balance sheet accounts.

Advertising Expense

Advertising costs are expensed as incurred. Advertising costs were $0, $27,000 and $117,525 for the years ended December 31, 2003, 2004 and 2005, respectively. Advertising costs were $77,154 and $142,471 for the nine months ended September 30, 2005 and 2006, respectively.

CardioMEMS, Inc.

Notes to Financial Statements—(Continued)

(All information as of and for the Nine Months Ended September 30, 2005 and 2006 is Unaudited)

Stock-Based Compensation

Prior to January 1, 2006, the Company accounted for employee stock-based compensation arrangements in accordance with provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB No. 25”). In accordance therewith, the Company records compensation expense on fixed stock options granted to employees at the date of grant if the current market price of the Company’s common stock exceeds the exercise price of the options. Deferred compensation is amortized to compensation expense over the vesting period of the underlying options. The Company complied with the disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”). As such, the Company provides pro forma net loss disclosures for employee stock option grants as if the fair-value based method defined in SFAS No. 123 had been applied. The Company’s stock-based employee compensation plan is described more fully in Note 11.

See the pro forma net loss reconciliation in the table below (in thousands, except per share data).

	Years Ended December 31,			Nine Months Ended September 30, 2005
	2003	2004	2005
Net loss attributable to common stockholders, as reported	$(3,586)	$(8,342)	$(13,284)	$(7,726)
Stock based compensation expense included in reported net loss	6	14	27	20
Total stock-based employee compensation expense determined under fair value based method for all awards	(16)	(30)	(43)	(32)

Pro forma net loss	$(3,596)	$(8,358)	$(13,300)	$(7,738)

Net loss per share as reported:
Basic and diluted	$(0.38)	$(0.89)	$(1.42)	$(0.82)
Pro forma net loss per share:
Basic and diluted	$(0.38)	$(0.89)	$(1.42)	$(0.83)

The fair value of each option grant has been estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	Years Ended December 31,			Nine Months Ended September 30, 2005
	2003	2004	2005
Risk free interest rates	4.15% – 5.28%	3.20% – 3.78%	4.40%	4.40%
Expected volatility	50.0%	50.0%	50.0%	50.0%
Expected term	5 years	5 years	5 years	5 years
Dividend yield	0.0%	0.0%	0.0%	0.0%

On January 1, 2006, the Company adopted SFAS No. 123 (revised 2004), Share-Based Payment (“SFAS No. 123(R)”), which requires the measurement and recognition of compensation expense for all stock-based awards made to employees and directors based on estimated fair values. SFAS No. 123(R) supersedes the Company’s previous accounting under APB No. 25.

CardioMEMS, Inc.

Notes to Financial Statements—(Continued)

(All information as of and for the Nine Months Ended September 30, 2005 and 2006 is Unaudited)

The Company adopted SFAS No. 123(R) using the modified prospective transition method, which requires the application of the accounting standard as of January 1, 2006, the first day of the Company’s fiscal year 2006. The Company’s financial statements, as of and for the nine months ended September 30, 2006, reflect the impact of SFAS No. 123(R). In accordance with this transition method, the Company’s financial statements for the prior periods have not been restated to reflect, and do not include the impact of, SFAS No. 123(R). Stock-based compensation expense recognized under SFAS No. 123(R) for the nine months ended September 30, 2006 was $633,175 before income taxes. Upon adopting SFAS No. 123(R), a one-time election was made to recognize stock-based compensation expense on a straight-line basis over the requisite service period for the entire award.

The Company accounts for stock-based compensation issued to non-employees in accordance with SFAS No. 123 and EITF No. 96-18, Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with, Selling Goods or Services. The Company records the expense of such services based on the estimated fair value of the equity instrument using the Black-Scholes option pricing model. The value of the equity instrument is charged to earnings over the term of the service agreement.

Segment Reporting

SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information, establishes standards for reporting information about operating segments in annual financial statement and in interim financial reports issued to stockholders. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated on a regular basis by the chief operating decision-maker, or decision making group, in deciding how to allocate resources to an individual segment and in assessing performance of the segment. In light of the Company’s current product offering, similarity in types of customers, and other considerations, management has determined that the primary form of internal reporting is aligned with the offering of its EndoSure system. Therefore, the Company believes that it operates in one segment.

Income Taxes

The Company utilizes the asset and liability method of accounting for income taxes as set forth in SFAS No. 109, Accounting for Income Taxes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, as well as operating loss, capital loss and tax credit carryforwards. Deferred tax assets and liabilities are classified as current or noncurrent based on the classification of the related assets or liabilities for financial reporting, or according to the expected reversal dates of the specific temporary differences, if not related to an asset or liability for financial reporting. Valuation allowances are established against deferred tax assets if it is more likely than not that they will not be realized.

Impact of Recent Accounting Pronouncements

In May 2005, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 154, Accounting Changes and Error Corrections, which supersedes APB No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. SFAS No. 154 changes the requirements for the accounting and reporting of a change in accounting principle or correction of an error. Previously, most voluntary changes in accounting principles required recognition via a cumulative effect adjustment within net income of the period of the change. SFAS No. 154 requires retrospective application to prior periods’ financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 is effective for accounting changes and correction of errors made in fiscal years beginning after

CardioMEMS, Inc.

Notes to Financial Statements—(Continued)

(All information as of and for the Nine Months Ended September 30, 2005 and 2006 is Unaudited)

December 15, 2005; however, it does not change the transition provisions of any existing accounting pronouncements. The Company adopted SFAS No. 154 on January 1, 2006 as required. There was no impact on the financial statements upon adoption.

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109 (“FIN No. 48”), which clarifies the accounting for uncertainty in tax positions. FIN No. 48 requires that the Company recognize in its financial statements the impact of a tax position if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. The provisions of FIN No. 48 are effective as of the beginning of the 2007 calendar year, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company believes that FIN No. 48 will not have a material impact on its financial statements.

In September 2006, the SEC released Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements When Quantifying Misstatements by Current Year Financial Statements (“SAB No. 108”). SAB No. 108 provides guidance on how the effects of the carryover or reversal of prior year financial statement misstatements should be considered in quantifying a current year misstatement. Prior practice allowed the evaluation of materiality on the basis of (1) the error quantified as the amount by which the current year income statement was misstated (rollover method) or (2) the cumulative error quantified as the cumulative amount by which the current year balance sheet was misstated (iron curtain method). Reliance on either method in prior years could have resulted in misstatement of the financial statements. The guidance provided in SAB No. 108 requires both methods to be used in evaluating materiality. Immaterial prior year errors may be corrected with the first filing of prior year financial statements after adoption. The cumulative effect of the correction would be reflected in the opening balance sheet with appropriate disclosure of the nature and amount of each individual error corrected in the cumulative adjustment, as well as a disclosure of the cause of the error and that the error had been deemed to be immaterial in the past. The Company believes that SAB No. 108 will not have a material impact on its financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS No. 157”). This Statement defines fair value as used in numerous accounting pronouncements, establishes a framework for measuring fair value in GAAP and expands disclosure related to the use of fair value measures in financial statements. SFAS No. 157 does not expand the use of fair value measures in financial statements, but standardizes its definition and guidance in GAAP. The Standard emphasizes that fair value is a market-based measurement and not an entity-specific measurement based on an exchange transaction in which the entity sells an asset or transfers a liability (exit price). SFAS No. 157 establishes a fair value hierarchy from observable market data as the highest level to fair value based on an entity’s own fair value assumptions as the lowest level. SFAS No. 157 is to be effective for our financial statements issued in 2008; however, earlier application is encouraged. The Company has not yet determined the impact that the adoption of SFAS No. 157 will have on its financial statements.

3. Net Loss Per Share and Pro Forma Net Loss Per Share

Net loss per share

Basic net loss per share is computed by dividing net loss by the weighted average number of common shares outstanding for the period. Diluted net loss per share is computed using the weighted average number of common shares outstanding and, when dilutive, potential common shares from options and warrants (using the treasury-stock method), and potential common shares from convertible securities (using the if-converted method). Because the Company reported a net loss for the periods ended December 31, 2003, 2004 and 2005, as well as

CardioMEMS, Inc.

Notes to Financial Statements—(Continued)

(All information as of and for the Nine Months Ended September 30, 2005 and 2006 is Unaudited)

for the nine months ended September 30, 2005 and 2006, all potential common shares have been excluded from the computation of the dilutive net loss per share for all periods presented because the effect would have been antidilutive. Such potential common shares consist of the following:

	Year Ended December 31,			Nine Months Ended September 30,
	2003	2004	2005	2005	2006
Series A redeemable convertible preferred stock	4,189,852	4,189,852	4,189,852	4,189,852	4,189,852
Series B redeemable convertible preferred stock	14,014,909	14,014,909	14,014,909	14,014,909	14,014,909
Series C redeemable convertible preferred stock	—	—	11,336,661	—	11,336,661
Series D redeemable convertible preferred stock	—	—	—	—	8,446,323
Outstanding options	1,579,650	1,724,650	2,223,616	2,343,616	3,526,434
Outstanding warrant	—	17,578	17,578	17,578	17,578

Total	19,784,411	19,946,989	31,782,616	20,565,955	41,531,757

Pro forma net loss per share

The calculation of unaudited pro forma basic and diluted net loss per share attributable to common stockholders assumes the conversion of all shares of Series A, B, C and D redeemable convertible preferred stock into shares of common stock using the as-if-converted method. The Company’s shares used in pro forma net loss per share calculation are as follows (in thousands, except share data):

	Year Ended December 31, 2005	Nine Months Ended September 30, 2006
Numerator
Net loss	$(8,847)	$(13,342)

Denominator
Basic and diluted weighted average common shares outstanding	9,370,346	9,439,416

Adjustment to reflect the conversion of preferred stock outstanding
Conversion of Series A redeemable convertible preferred stock	4,189,852	4,189,852
Conversion of Series B redeemable convertible preferred stock	14,014,909	14,014,909
Conversion of Series C redeemable convertible preferred stock	11,336,661	11,336,661
Conversion of Series D redeemable convertible preferred stock	—	8,446,323

Pro forma basic and diluted weighted average common shares outstanding	38,911,768	47,427,161

CardioMEMS, Inc.

Notes to Financial Statements—(Continued)

(All information as of and for the Nine Months Ended September 30, 2005 and 2006 is Unaudited)

4. Short-term Investments

The short-term investments were as follows (in thousands):

Security Type	Amount
December 31, 2004
Corporate debt securities	$1,896
Mortgage-backed securities	1,136

Total short-term investments	$3,032

September 30, 2006
Corporate debt securities	$987
Mortgage-backed securities	—

Total short-term investments	$987

There were no short-term investments as of December 31, 2005. As of December 31, 2004 and September 30, 2006, all securities mature within one year. During 2004 and 2005, the Company received proceeds of $1,200,000 and $3,032,574, respectively, from the sale of short-term investments at the maturity date with no material realized gain or loss.

5. Property and Equipment

Property and equipment consisted of the following (in thousands):

	Estimated Useful Lives	December 31,		September 30, 2006
		2004	2005
Computer equipment and office equipment	5 years	$230	$297	$360
Electronic equipment	2 years	—	67	172
Office equipment under capital leases	3-5 years	19	19	19

Total		249	383	551
Less: Accumulated depreciation and amortization		13	74	169

Net property and equipment		$236	$309	$382

Depreciation expense, including amortization of assets under capital leases, for the nine months ended September 30, 2005 and 2006 was $39,903 and $95,692, respectively and for the years ended December 31, 2003, 2004 and 2005 was $9,095, $9,006 and $61,023, respectively.

Accumulated amortization for capitalized leases was $10,196 and $15,364 at December 31, 2004 and 2005, respectively and $16,624 at September 30, 2006.

CardioMEMS, Inc.

Notes to Financial Statements—(Continued)

(All information as of and for the Nine Months Ended September 30, 2005 and 2006 is Unaudited)

6. Intangible Assets

Intangible assets consisted of the following (in thousands):

	Estimated Useful Lives	December 31, 2004			December 31, 2005			September 30, 2006
		Gross Amount	Accumulated Amortization	Net Amount	Gross Amount	Accumulated Amortization	Net Amount	Gross Amount	Accumulated Amortization	Net Amount
Licensed technology	5 years	$59	$(42)	$17	$59	$(54)	$5	$59	$(59)	$—
Patent rights and development	5 years	1	(1)	—	188	(1)	187	442	(1)	441
Trademark development	5 years	—	—	—	7	—	7	84	—	84

Total		$60	$(43)	$17	$254	$(55)	$199	$585	$(60)	$525

During 2006, the Company capitalized $254,346 for patent application and related legal costs, as well as $77,127 for trademark application and related legal costs (“patent and trademark development”). Amortization of patent and trademark development begins when patent or trademark approvals are received. As of September 30, 2006 no amortization expense has been taken with respect to patent and trademark development.

Amortization expense for intangible assets for the nine months ended September 30, 2005 and 2006 was $9,090 and $5,047, respectively, and was $12,120 for each of the years ended December 31, 2003, 2004 and 2005.

7. Income Taxes

A reconciliation of income tax expense (benefit) at the statutory federal income tax rate and income taxes as reflected in the financial statements is as follows:

	Year Ended December 31,			Nine Months Ended September 30,
	2003	2004	2005	2005	2006
Federal income tax at statutory federal rate	34.0%	34.0%	34.0%	34.0%	34.0%
State income tax expense (net of federal benefit)	7.1%	3.7%	3.8%	3.8%	3.9%
Other	0.1%	4.7%	2.2%	3.0%	1.1%
Valuation allowance	(41.2)%	(42.4)%	(40.0)%	(40.8)%	(39.0)%

Effective tax rate	0.0%	0.0%	0.0%	0.0%	0.0%

CardioMEMS, Inc.

Notes to Financial Statements—(Continued)

(All information as of and for the Nine Months Ended September 30, 2005 and 2006 is Unaudited)

Deferred tax assets (liabilities) consisted of the following (in thousands):

	December 31,		September 30,
	2004	2005	2006
Deferred tax assets
Net operating loss carryforwards	$4,028	$7,268	$12,027
Research and development tax credit	526	847	1,135
Other	5	—	161
Deferred tax liabilities
Other	—	(5)	—

	4,559	8,110	13,323
Valuation allowance	(4,559)	(8,110)	(13,323)

Net deferred tax assets	$—	$—	$—

As of September 30, 2006, the Company provided a valuation allowance for the full amount of its net deferred tax asset because realization of any future tax benefit cannot be sufficiently assured.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

At September 30, 2006, the Company had approximately $31,650,000 and $1,135,000 of federal net operating loss carryforwards and research and development tax credits, respectively, that, if not utilized, begin expiring in 2022. As of December 31, 2005, the Company had approximately $19,127,000 and $847,000 of federal net operating loss carryforwards and research and development tax credits, respectively. The utilization of such net operating loss carryforwards and realization of tax benefits in future years depends predominantly upon having taxable income. Under the provisions of the Internal Revenue Code, certain substantial changes in the Company’s ownership may result in a limitation on the amount of net operating loss carryforwards and tax credit carryforwards which may be used in future years. As there were significant issuances of Series B, Series C and Series D redeemable convertible preferred stock in 2003, 2005 and 2006, respectively, to mostly new investors, it is probable that there will be a yearly limitation placed on the amount of net operating loss and tax credit carryforwards available for use in future years.

8. Commitments and Contingencies

Operating Leases

The Company leases office space under an operating lease that automatically renews every 90 days unless terminated 10 days before the automatic renewal date. Rental leasing expenses for the years ending December 31, 2003, 2004 and 2005 and the nine months ending September 30, 2005 and 2006 were $77,630, $98,059, $235,385, $159,789 and $268,557 respectively.

CardioMEMS, Inc.

Notes to Financial Statements—(Continued)

(All information as of and for the Nine Months Ended September 30, 2005 and 2006 is Unaudited)

Capital Leases

The Company also leases certain office equipment under noncancelable capital leases. The present value of lease payments at September 30, 2006 is $2,410. These amounts will be paid in 2007.

Clinical Trials

As part of the regulatory approval process for taking product to market, the Company has made arrangements to compensate certain medical institutions and physicians to perform clinical testing on patients. Each patient is enrolled in a five-year clinical trial period. Testing is being performed in the United States, Canada and South America. In October 2005, the Company received FDA 510(k) clearance to sell its devices related to the treatment of abdominal aortic aneurysms.

Purchase Commitments

In March 2005, the Company entered into an agreement with Sparton Medical Systems, Inc. to manufacture its external electronics modules.

Collaboration Agreement

In November 2005, the Company entered into a license and development agreement with Medtronic, Inc. (“Medtronic”) as well as a related supply agreement. The license and development agreement provides for a joint development program in which the Company and Medtronic will adapt the Company’s sensor technology for use as a wired pressure sensor system capable of working with Medtronic’s implantable devices to address impaired cardiac function or hypertension, or both. Medtronic agreed to fund the Company’s efforts under the joint development program through a series of milestone payments totaling $3 million. As of September 30, 2006, there have been no payments made pursuant to this agreement. Under the license and development agreement, the Company granted Medtronic a royalty-bearing, worldwide license to develop and commercialize devices incorporating the Company’s sensor technology for certain diagnostic and/or therapeutic applications. In return for this license grant, Medtronic will pay the Company quarterly royalties on sales of the licensed devices, subject to a cumulative cap of $25 million. Pursuant to the supply agreement, the Company will supply Medtronic’s commercial and clinical requirement for the wired sensor developed under the joint development program.

Legal Claims

Occasionally, the Company may be a party to legal claims or proceedings of which the outcomes are subject to significant uncertainty. For any outstanding claim, the Company will assess the likelihood of an adverse judgment; as well as, ranges of probable losses. In accordance with SFAS No. 5, Accounting for Contingencies, when we determine that a loss is probable and the amount can be reasonably estimated it will record a liability. For all periods presented, there were no material legal contingencies requiring accrual or disclosure.

CardioMEMS, Inc.

Notes to Financial Statements—(Continued)

(All information as of and for the Nine Months Ended September 30, 2005 and 2006 is Unaudited)

Indemnification

In November 2002, the FASB issued FIN No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“Fin No. 45”). FIN No. 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligations it assumes under that guarantee.

The Company, as permitted under Delaware law and in accordance with its bylaws, indemnifies its officers and directors for certain events or occurrences, subject to certain limits, while the officer or director is or was serving at the Company’s request in such capacity. In January 2007, the Company entered into indemnification agreements with its officers and directors. The maximum amount of potential future indemnification is unlimited; however, the Company intends to obtain director and officer insurance that limits its exposure and may enable it to recover a portion of any future amounts paid. The Company believes the fair value for these indemnification obligations is minimal. Accordingly, the Company has not recognized any liabilities relating to these obligations as of September 30, 2006.

The Company has certain agreements with licensors, licensees and collaborators that contain indemnification provisions. In such provisions, the Company typically agrees to indemnify the licensor, licensee and collaborator against certain types of third-party claims. The Company accrues for known indemnification issues when a loss is probable and can be reasonably estimated. There were no accruals for expenses related to indemnification issues for any period presented.

9. Indebtedness

Loan and Security Agreement

On April 27, 2004, the Company entered into a loan and security agreement with Silicon Valley Bank (“the Bank”). The loan and security agreement provides that the Company may borrow up to $1,000,000 at an interest rate equal to the greater of (i) the Prime Rate plus 0.75% (ii) or 4.75%. The end of the advance period was December 31, 2004. The proceeds of the loan may be used for the purchase of equipment and other development costs. Payments are required to be made on a monthly basis over a 36 month repayment period for each advance. The outstanding balance is collateralized by the equipment purchased with the proceeds from each equipment advance. As of September 30, 2006, the outstanding balance on the loan was $233,403 and the last payment is due in December 2007.

Loan payable repayments are due as follows (in thousands):

2006	$56
2007	177
2008 and thereafter	—

Total minimum payments	$233

At the end of the amortization period of each advance, the Company shall remit a final payment equal to 4% of the total amounts advanced. The total amount to be remitted for outstanding advances as of September 30, 2006 is $26,126 and is being amortized to interest expense over the life of each applicable advance.

CardioMEMS, Inc.

Notes to Financial Statements—(Continued)

(All information as of and for the Nine Months Ended September 30, 2005 and 2006 is Unaudited)

Warrant

In connection with the execution of the loan and security agreement, the Company issued a seven-year warrant to the Bank to purchase 26,042 shares of Series B redeemable convertible preferred stock at $0.96 per share. Per the agreement, at the end of the advance period, if the Company has at least $250,000 of undrawn availability, the Bank relinquishes its rights to 8,464 shares. The end of the advance period was December 31, 2004 and the Company had more than $250,000 of undrawn availability. Accordingly, as of December 31, 2004, the Company recorded the warrant to purchase 17,578 shares. In the event of a liquidation event, or the completion of a Qualified IPO, the warrant, if not exercised, will be converted into a warrant to purchase common stock. The fair value of the warrant was estimated at an aggregate of $9,147 using the Black-Scholes option pricing model with the following assumptions: expected volatility of 50%, risk free interest rate of 4.31%, expected term of 6.33 years and no dividends. At September 30, 2006, the warrant was classified as a liability and is valued at $23,758.

Line of Credit

On November 18, 2005, the Company entered into a line of credit facility with Medtronic (the “Credit Facility”), which matures on November 18, 2011. The Credit Facility allows the Company to borrow up to $5,000,000. The Credit Facility carries a fixed interest rate equal to 9% that is payable in arrears on the maturity date. The Credit Facility is collateralized by all the assets of the Company. No amounts were outstanding under the Credit Facility during 2005 or the nine months ended September 30, 2006. The amount available under the Credit Facility was $5,000,000 at September 30, 2006.

10. Stockholders’ Deficit

Common Stock

The Company’s amended and restated certificate of incorporation authorizes the Company to issue 76,500,000 shares of $0.001 par value common stock. Common stockholders are entitled to dividends as and when declared by the board of directors, subject to the rights of holders of all classes of stock outstanding having priority rights as to dividends. There have been no dividends declared to date. The holder of each share of common stock is entitled to one vote.

Redeemable Convertible Preferred Stock

During 2001, the Company issued 4,189,852 shares of Series A redeemable convertible preferred stock (“Series A Preferred”) to investors at $0.60 per share with cash proceeds of $2,513,911.

During 2003, the Company issued 14,014,909 shares of Series B redeemable convertible preferred stock (“Series B Preferred”) to investors at $0.96 per share with cash proceeds of $11,296,645 and converted bridge loans and related accrued interest of $2,157,667.

During 2005, the Company issued 11,336,661 shares of Series C redeemable convertible preferred stock (“Series C Preferred”) to investors at $1.40 per share with cash proceeds of $14,867,340 and converted bridge loans and related accrued interest of $1,003,985.

During 2006, the Company issued 8,446,323 shares of Series D redeemable convertible preferred stock (“Series D Preferred”) to investors at $2.07 per share with cash proceeds of $17,483,889.

CardioMEMS, Inc.

Notes to Financial Statements—(Continued)

(All information as of and for the Nine Months Ended September 30, 2005 and 2006 is Unaudited)

At September 30, 2006, the Company was authorized to issue 4,189,852 shares of its Series A Preferred, 14,040,951 shares of its Series B Preferred, 11,336,661 shares of its Series C Preferred and 11,200,000 shares of its Series D Preferred; each having a par value of $0.001 per share.

The rights, privileges and preferences of the Series A Preferred, Series B Preferred, Series C Preferred and Series D Preferred (collectively, the “Preferred Stock”) are as follows:

Dividends

The holders of the Series A, B and C Preferred are entitled to receive dividends in preference to any dividend on the common stock at the rate of 8% and the holders of the Series D Preferred are entitled to receive dividends in preference to any dividend on the common stock at the rate of 6% of the original purchase price per annum, when and if declared by the Company’s board of directors. The Series A and Series C Preferred dividends are noncumulative. The Series B and Series D Preferred dividends are cumulative twelve months after their respective issuance dates. The holders of preferred stock are also entitled to participate pro rata in any dividends paid on the common stock on an as-if-converted basis. No dividends have been declared or paid through September 30, 2006.

Liquidation

In the event of any liquidation or winding up of the Company, the holders of the Series B Preferred, Series C Preferred and Series D Preferred (collectively, the “Senior Preferred”) are entitled to receive, in preference to the holders of the Series A Preferred and common stock, a per share amount equal to the original purchase price applicable to the Senior Preferred plus any declared but unpaid dividends. The Senior Preferred preferences are collectively referred to as the “Senior Preferred Liquidation Preference.” After the payment of the Senior Preferred Liquidation Preference, any remaining assets of the Company legally available for distribution shall be distributed to the holders of the Series A Preferred on a per share amount equal to the original purchase price applicable to such shares plus any declared but unpaid dividends.

After the payment to the Senior Preferred and Series A Preferred holders, remaining assets, if any, shall be distributed ratably to the holders of the common stock and preferred stock on an as-if converted to common stock basis until such time as the holders of the Series B Preferred have received an aggregate amount per share equal to three and one half (3.5) times the Series B Liquidation Preference (the “Series B Preferred Cap”), the holders of Series C Preferred have received an amount equal to two (2) times the Series C Preferred original purchase price and the holders of Series D Preferred have received an amount equal to two (2) times the Series D Preferred original purchase price; thereafter, the remaining assets of the Company legally available for distribution shall be distributed ratably to the holders of common stock.

Notwithstanding the foregoing paragraph, if the amount that a holder of Series B Preferred would be entitled to receive per share of Series B Preferred in any liquidation event, if such share of Series B Preferred was converted into shares of common stock immediately prior to such liquidation event (the “As-Converted Amount”), is greater than the Series B Preferred Cap, then, in lieu of receiving the per share amount that such holder would be otherwise entitled to receive, the holders of the Series B Preferred shall receive the As-Converted Amount in such liquidation event.

A merger, acquisition, dissolution, sale of voting control or sale of substantially all of the assets of the Company in which the stockholders of the Company do not own a majority of the outstanding shares of the

CardioMEMS, Inc.

Notes to Financial Statements—(Continued)

(All information as of and for the Nine Months Ended September 30, 2005 and 2006 is Unaudited)

surviving company shall be deemed to be a liquidation event. Additionally, a sale, lease or other disposition of all or substantially all of the assets of the Company or a sale, lease, exclusive license or other disposition of a substantial portion (by value) of the Company’s intellectual property assets outside the ordinary course of business of the Company shall also be deemed a liquidation event.

Redemption

At any time on or after the fifth anniversary of September 18, 2006, the holders of at least 60% of the shares of Senior Preferred shall have the right to require the Company to redeem all of the Senior Preferred. For each share of Senior Preferred redeemed, the Company is obligated to pay a price per share equal to the greater of (i) fair market value of the Senior Preferred, as determined in good faith by the board of directors, taking into account the liquidation preference and other rights of the Senior Preferred, with no discount for liquidation or minority interest considerations, or (ii) the Senior Preferred Liquidation Preference. At September 30, 2006 and each applicable reporting period, the Company has accreted the shares of Senior Preferred to the redemption values. The Series A Preferred has not been accreted to its redemption value since redemption is not considered probable based on the conditions that would trigger a redemption.

Conversion

Each share of preferred stock is convertible at the stockholders’ option at any time into shares of common stock on a one-for-one basis, subject to adjustment for anti-dilution, stock splits and reclassifications.

The preferred stock shall be automatically converted into common stock, at the then applicable conversion price, (i) in the event that the holders of at least 66 2/3% of the outstanding Series B Preferred and a majority of preferred stock consent to such conversion or (ii) upon the closing of a Qualified IPO.

Antidilution Provisions

The conversion price of the preferred stock shall be subject to standard broad-based anti-dilution adjustment in the event of the issuance of securities, other than Exempted Securities, below the applicable original issue price for such shares of preferred stock. Exempted Securities include (i) the issuance of up to two million shares of capital stock or options to employees, consultants, officers or directors of the Company pursuant to stock purchase or stock options plans approved by the board of directors, and (ii) other customary exclusions, including shares issued in connection with equipment financing, leasing/landlord transactions, acquisitions of technology, or other strategic transactions, in each case, as approved by the board of directors.

Voting Rights

Each holder of shares of preferred stock is entitled to voting rights equivalent to the number of shares of common stock into which such shares are convertible. The preferred stock votes together with the common stock and not as a separate class except as otherwise required by law or under the amended and restated certificate of incorporation of the Company.

For as long as any shares of preferred stock remain outstanding, in addition to any other vote, the vote of at least a majority of the outstanding shares of preferred stock, voting as a separate class on an as-converted basis, is required for (i) any amendment, alteration or repeal of any provision of the bylaws or the amended and restated certificate of incorporation of the Company that adversely alters or changes the rights, preferences, or privileges

CardioMEMS, Inc.

Notes to Financial Statements—(Continued)

(All information as of and for the Nine Months Ended September 30, 2005 and 2006 is Unaudited)

of the preferred stock; (ii) any authorization or any designation of any security ranking on parity with or senior to the Senior Preferred, as the case may be, in right of redemption, liquidation preference, voting, dividends or other rights, preferences or privileges of such Senior Preferred; (iii) any acquisition or asset transfer; (iv) any voluntary winding up, recapitalization, dissolution or liquidation of the Company; (v) any increase or decrease in the authorized number of the members of the board or directors; (vi) any action that results in the payment or declaration of a dividend on any shares of common stock or preferred stock; or (vii) the formation, organization or incorporation of any subsidiary of the Company.

For as long as any shares of Series B Preferred remain outstanding, in addition to any other vote, the vote of at least 55% of the outstanding Series B Preferred, voting as a separate class, is required for (i) any amendment, alteration or repeal of any provision of the bylaws or the amended and restated certificate of incorporation of the Company that adversely alters or changes the rights, preferences, or privileges of the Series B Preferred; (ii) any sale or issuance of any equity securities of the Company (other than Exempted Issuances); (iii) any issuance of debt instruments or debt securities (except for certain customary issuances); (iv) any increase or decrease in the authorized number of members of the board of directors; (v) any action that results in the payment or declaration of a dividend or a distribution with respect to any shares of common stock or preferred stock; or (vi) the formation, organization or incorporation of any subsidiary of the Company.

11. Stock Option Plan

Effective March 14, 2001, the Company adopted the 2001 Equity Incentive Plan (the “Plan”) which authorizes the issuance of awards to purchase shares of common stock. As of September 30, 2006, the Company has authorized, in total, the issuance of 7,015,000 options and as of that date had 3,526,434 options issued and outstanding of which 249,973 have been exercised by optionholders. If any shares of common stock are forfeited, they will again become available for issuance under the Plan, provided that the aggregate maximum number of shares of common stock that may be issued in connection with the incentive stock options is equal to or below the maximum authorized. Incentive stock options are granted to employees of the Company. The exercise price of incentive stock options shall be at prices not less than 100% of the fair market value on the date of grant, whereas the exercise price of each nonstatutory stock option shall be no less than 85% of the fair market value on the date of grant. Stock-based awards vest at various percentages based on the grant anniversary date determined by the Company’s board of directors and can, at its discretion, be accelerated based on the achievement of certain performance criteria.

CardioMEMS, Inc.

Notes to Financial Statements—(Continued)

(All information as of and for the Nine Months Ended September 30, 2005 and 2006 is Unaudited)

Stock options granted to employees and non-employees under the Plan generally vest over a four-year period. The vesting of these options ranges from immediate to over a four-year period with 25% vesting after the first anniversary of the date of issuance and the remaining options vesting monthly on a straight line basis over the next three years. Options expire 10 years from the date of grant. Activity under the Plan was as follows:

	Number of Options	Weighted Average Exercise Price
Balance at December 31, 2002	1,083,650	$0.06
Granted	546,000	0.11
Exercised	—	—
Forfeited	(42,708)	0.10
Cancelled	(7,292)	0.10

Balance at December 31, 2003	1,579,650	0.08
Granted	145,000	0.15
Exercised	—	—
Forfeited	—	—
Cancelled	—	—

Balance at December 31, 2004	1,724,650	0.08
Granted	644,212	0.15
Exercised	(22,500)	0.10
Forfeited	(57,382)	0.14
Cancelled	(65,364)	0.13

Balance at December 31, 2005	2,223,616	0.10
Granted	1,742,458	0.28
Exercised	(227,473)	0.09
Forfeited	(211,584)	0.19
Cancelled	(583)	0.15

Balance at September 30, 2006	3,526,434	$0.19

The total intrinsic value of options exercised during the nine months ended September 30, 2005 and 2006, was $2,550 and $26,603, respectively. The total intrinsic value of options exercised during the year ended December 31, 2005 was $2,550. No options were exercised prior to 2005. These intrinsic values represent the dollar value of the exercised stock options whereby the fair market value of the underlying common stock exceeded the exercise price of the stock option as of the grant date.

CardioMEMS, Inc.

Notes to Financial Statements—(Continued)

(All information as of and for the Nine Months Ended September 30, 2005 and 2006 is Unaudited)

The options outstanding and vested and currently exercisable by exercise price at September 30, 2006 are as follows:

Options Outstanding			Options Exercisable and Vested
Exercise Prices	Number Outstanding (in shares)	Weighted Average Remaining Life (years)	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life (years)
$0.02	298,650	4.60	298,650	$0.02	4.60
0.06	190,000	5.20	190,000	0.06	5.20
0.10	697,500	6.20	637,085	0.10	6.16
0.15	662,784	8.14	282,958	0.15	7.91
0.28	1,677,500	9.41	143,210	0.28	9.46

	3,526,434	7.91	1,551,903	$0.11	6.37

The aggregate intrinsic value of options exercisable and vested as of September 30, 2006 was $274,080.

Stock-Based Compensation for Non-Employees

Stock-based compensation expense related to stock options granted to non-employees is recognized as the options vest. The Company believes that the value of the stock options is more reliably measurable than the fair value of the services received. The fair value of the stock options granted is calculated at each reporting date using the Black-Scholes option pricing model and was calculated using the following assumptions:

	Years Ending December 31,			Nine Months Ended September 30,
	2003	2004	2005	2005	2006
Risk-free interest rates	4.26-5.28%	3.31%	4.40%	4.40%	4.92%
Expected volatility	50%	50%	50%	50%	75%
Expected term	5 years	5 years	5 years	5 years	9.3 years
Dividend yield	0%	0%	0%	0%	0%

Stock-based compensation expense recorded for options granted to non-employees for the years ended December 31, 2003, 2004 and 2005 was $5,910, $6,974 and $10,106, respectively. Stock-based compensation recorded for options granted to non-employees for the nine months ended September 30, 2005 and 2006 was $6,688 and $274,111, respectively.

Stock-Based Compensation Associated with Awards to Employees

Employee Stock-Based Awards Prior to January 1, 2006

Compensation costs for employee stock options granted prior to January 1, 2006, the date the Company adopted SFAS No. 123(R), were accounted for using the intrinsic-value method of accounting as prescribed by APB No. 25, as permitted by SFAS No. 123. Under APB No. 25, compensation expense for employee stock options is based on the excess, if any, of the fair market value of the Company’s common stock over the option exercise price on the measurement date, which is typically the date of grant. All options granted were intended to

CardioMEMS, Inc.

Notes to Financial Statements—(Continued)

(All information as of and for the Nine Months Ended September 30, 2005 and 2006 is Unaudited)

be exercisable at a price per share not less than fair market value of the shares of the Company’s stock underlying those options on their respective dates of grant. The board of directors determined these fair market values in good faith based on the best information available to the board of directors and Company’s management at the time of grant. Although the Company believes these determinations accurately reflect the historical value of the Company’s common stock, management has retroactively revised the valuation of its common stock for the purpose of calculating stock-based compensation expense for all grants after December 31, 2005.

Employee Stock-Based Awards Granted On or Subsequent to January 1, 2006

Effective January 1, 2006, the Company adopted SFAS No. 123(R), using the modified prospective transition method, which requires the measurement and recognition of compensation expense for all share-based payment awards made to the Company’s employees, directors and consultants. The Company’s financial statements as of and for the nine months ended September 30, 2006 reflect the impact of SFAS No. 123(R). In accordance with the modified prospective transition method, the Company’s financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS No. 123(R). Stock-based compensation expense recognized is based on the value of the portion of stock-based awards that is ultimately expected to vest. Stock-based compensation expense recognized in the Company’s statements of operations during the nine months ended September 30, 2006 includes compensation expense for stock-based awards based on the fair value estimated in accordance with the provisions of SFAS No. 123(R). The Company attributes the value of stock-based compensation to expense using the straight-line method, which was previously used for its pro forma information required under SFAS No. 123.

The weighted average estimated fair value of the employee stock options granted was $0.12, $0.41, $0.41 and $1.58 per share for the years ended December 2003, 2004, 2005 and the nine months ended September 30, 2006, respectively.

The Company uses the Black-Scholes option pricing model to determine the fair value of stock options. The determination of the fair value of stock-based payment awards on the date of grant using a pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables. The estimated grant date fair values of the employee stock options were calculated using the Black-Scholes option pricing model, based on the following assumptions:

	Years Ending December 31,			Nine Months Ended September 30,
	2003	2004	2005	2005	2006
Risk-free interest rates	4.15-5.28%	3.20-3.78%	4.40%	4.40%	4.92%
Expected volatility	50%	50%	50%	50%	75%
Expected term	5 years	5 years	5 years	5 years	5 years
Dividend yield	0%	0%	0%	0%	0%

Risk-free interest rate. The risk-free interest rate is based on U.S. Treasury zero-coupon issues with remaining terms similar to the expected term on the options.

Expected volatility. Expected volatility measures the amount that a stock price has fluctuated or is expected to fluctuate during a period. The Company determines volatility based on an analysis of comparable companies.

Expected term. The expected term of stock options represents the period the stock options are expected to remain outstanding and is based on the lives used by comparable company information.

CardioMEMS, Inc.

Notes to Financial Statements—(Continued)

(All information as of and for the Nine Months Ended September 30, 2005 and 2006 is Unaudited)

Dividend yield. The Company has never declared or paid any cash dividends and does not plan to pay cash dividends in the foreseeable future, and, therefore, used an expected dividend yield of zero in the valuation model.

Forfeitures. SFAS No. 123(R) also requires the Company to estimate forfeitures at the time of grant, and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. The Company uses historical data to estimate pre-vesting option forfeitures and record stock-based compensation expense only for those awards that are expected to vest. If the Company’s actual forfeiture rate is materially different from its estimate, the stock-based compensation expense could be significantly different from what the Company has recorded in the current period.

The amount of stock-based compensation expense that is expected to be recognized for outstanding, unvested options as of September 30, 2006 over the next four years is as follows (in thousands):

2006	$182
2007	704
2008	676
2009	526
2010	161

$2,249

Stock-based compensation expense recorded under APB No. 25, SFAS No. 123(R) and EITF No. 96-18 related to options granted to employees and non-employees was allocated to research and development and selling, general and administrative expense as follows (in thousands):

	Years Ending December 31,			Nine Months Ended September 30,
	2003	2004	2005	2005	2006
Research and development	$—	$—	$—	$—	$112
Selling, general and administrative	6	14	27	20	521

12. Retirement Plan

Prior to January 1, 2006, the Company maintained a simple IRA Plan covering substantially all employees meeting certain eligibility requirements. For the years ended December 31, 2003, 2004 and 2005, the Company contributed $8,607, $29,711 and $41,293, respectively to the IRA Plan. Effective January 1, 2006, the Company changed its Retirement Plan to a 401(k) Plan covering substantially all employees meeting certain eligibility requirements. Eligible employees can contribute up to 15% of their earnings, subject to a maximum contribution. The Company can contribute annually to the 401(k) Plan and match a portion of the employees’ contributions. For the nine months ending September 30, 2005 and 2006, the Company contributed $29,944 and $187,843, respectively.

13. Related Parties

In November 2003, the Company assigned Maya Interventional LLC (“Maya”) its patents and intellectual property that did not relate to sensing or measurement technology. The Company also granted Maya a non-exclusive royalty-free license to the Company’s intellectual property for applications other than sensing or measurement. Maya granted the Company a non-exclusive royalty-free license to its intellectual property,

CardioMEMS, Inc.

Notes to Financial Statements—(Continued)

(All information as of and for the Nine Months Ended September 30, 2005 and 2006 is Unaudited)

including any intellectual property that the Company assigned or licensed to Maya, for use by the Company. In connection with this assignment and license of intellectual property to Maya, the Company retained an approximate 2% beneficial interest in Maya’s total outstanding equity, or capital units. The remaining 98% beneficial interest in Maya’s capital units were distributed to holders of the Company’s common stock and Series A Preferred. The Company’s chairman and chief executive officer and its chief technical officer and director also serve as members of the board of directors of Maya and together beneficially hold over 60% of Maya’s capital units.

On November 18, 2005, the Company entered into a line of credit facility with Medtronic. See Note 9 for further detail. In addition the Company signed a collaboration agreement with Medtronic, see Note 8 for further detail.

14. Subsequent Event

On October 27, 2006, the Company sold 2,458,354 shares of Series D redeemable convertible preferred stock with a par value of $0.001 per share to investors for cash of $5,088,793.

CardioMEMS, Inc.

Schedule II

Valuation and Qualifying Accounts

(in thousands)

	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Deductions	Balance at End of Period
Deducted from asset accounts:
Year ended December 31, 2003
Allowance for doubtful accounts	$—	$—	$—	$—
Allowance for inventory obsolescence	—	—	—	—
Valuation allowance on net deferred tax assets	1,129	1,260	—	2,389

	$1,129	$1,260	$—	$2,389

Year ended December 31, 2004
Allowance for doubtful accounts	$—	$—	$—	$—
Allowance for inventory obsolescence	—	—	—	—
Valuation allowance on net deferred tax assets	2,389	2,170	—	4,559

	$2,389	$2,170	$—	$4,559

Year ended December 31, 2005
Allowance for doubtful accounts	$—	$17	$—	$17
Allowance for inventory obsolescence	—	—	—	—
Valuation allowance on net deferred tax assets	4,559	3,551	—	8,110

	$4,559	$3,568	$—	$8,127

             Shares

Common Stock

PROSPECTUS

                    , 2007

Banc of America Securities LLC

CIBC World Markets

Jefferies & Company

Pacific Growth Equities, LLC

Until                     , 2007, all dealers that buy, sell or trade the common stock may be required to deliver a prospectus, regardless of whether they are participating in this offering. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered. All amounts shown are estimates except for the SEC registration fee, the NASD filing fee and the NASDAQ Global Market filing fee.

	Amount to be Paid
SEC registration fee		$9,229
NASD filing fee		9,125
NASDAQ Global Market filing fee		100,000
Blue sky qualification fees and expenses		15,000
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		20,000
Miscellaneous expenses		*

Total	$	*

*	To be filed by amendment.

ITEM 14.	Indemnification of Directors and Officers.

We are incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such person as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director has actually and reasonably incurred. Our amended and restated certificate of incorporation and amended and restated bylaws, each of which will become effective upon the closing of this offering, provide for the indemnification of our directors and officers to the fullest extent permitted under the Delaware General Corporation Law.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

•	transaction from which the director derives an improper personal benefit;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or redemption of shares; or

•	breach of a director’s duty of loyalty to the corporation or its stockholders.

Our amended and restated certificate of incorporation and amended and restated bylaws include such a provision. Expenses incurred by any officer or director in defending any such action, suit or proceeding in advance of its final disposition shall be paid by us upon delivery to us of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by us.

Section 174 of the Delaware General Corporation Law provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved, or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

As permitted by the Delaware General Corporation Law, we have entered into indemnity agreements with each of our directors and executive officers, that require us to indemnify such persons against any and all expenses (including attorneys’ fees), witness fees, damages, judgments, fines, settlements and other amounts incurred (including expenses of a derivative action) in connection with any action, suit or proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director, an officer or an employee of CardioMEMS or any of its affiliated enterprises, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to our best interests and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

At present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

We have an insurance policy covering our officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

We plan to enter into an underwriting agreement which provides that the underwriters are obligated, under some circumstances, to indemnify our directors, officers and controlling persons against specified liabilities, including liabilities under the Securities Act.

ITEM 15.	Recent Sales of Unregistered Securities.

The following sets forth information regarding all unregistered securities sold since the Registrant’s inception through December 31, 2006:

(1)	Since inception through December 31, 2006, the Registrant granted stock options to purchase 6,550,985 shares of common stock and a stock award of 2,916 shares of common stock to employees, consultants and directors pursuant to its 2001 Equity Incentive Plan. Of these options, 448,947 shares have been cancelled without being exercised, 265,651 have been exercised of which no shares have been repurchased and 5,836,337 remain outstanding.

(2)	In March 2001, the Registrant issued an aggregate of 6,000,000 shares of its common stock to two co-founders and an accredited investor, at $0.01 per share, in exchange for cancellation of indebtedness and the assignment of certain intellectual property. The Registrant also issued 105,000 shares of its common stock to an accredited investor in consideration for granting a license under certain patent rights.

(3)	In May 2001, the Registrant issued 2,850,000 shares of its common stock to a co-founder, at $0.02 per share, in exchange for cancellation of indebtedness and the assignment of certain intellectual property.
(4)	In August 2001, the Registrant issued an aggregate of 2,855,020 shares of its Series A convertible preferred stock to twenty-nine accredited investors, at $0.60 per share, for an aggregate purchase price of $1,713,012.

(5)	In December 2001, the Registrant issued 149,325 shares of its common stock in the aggregate recorded value of $8,960 to an accredited investor in consideration for the accredited investor granting a license under certain patent rights.

(6)	In December 2001, the Registrant issued an aggregate of 327,667 shares of its Series A convertible preferred stock to four accredited investors, at $0.60 per share, for an aggregate purchase price of $196,600.

(7)	In February 2002, the Registrant issued 150,000 shares of its common stock to two consultants of the Registrant, at $0.06 per share, for an aggregate purchase price of $9,000.

(8)	In February 2002, the Registrant issued an aggregate of 1,007,165 shares of its Series A convertible preferred stock to thirteen accredited investors, at $0.60 per share, for an aggregate purchase price of $604,299.

(9)	In January 2002, the Registrant issued 105,000 shares of its common stock in the aggregate recorded value of $6,300 to an accredited investor as payment for consulting services and the assignment of certain intellectual property.

(10)	In November 2003, the Registrant issued 14,014,909 shares of its Series B redeemable convertible preferred stock to twenty-three accredited investors, at $0.96 per share, for an aggregate purchase price of $13,454,313.

(11)	In April 2004, the Registrant issued a warrant to purchase up to 26,042 shares of its Series B redeemable convertible preferred stock to an accredited investor with an exercise price of $0.96 per share.

(12)	In November 2005, the Registrant issued 11,336,661 shares of its Series C redeemable convertible preferred stock to fifteen accredited investors, at $1.40 per share, for a purchase price of $15,871,325.

(13)	In September 2006 and October 2006, the Registrant issued an aggregate of 10,904,677 shares of its Series D redeemable convertible preferred stock to twenty-three accredited investors, at $2.07 per share, for an aggregate purchase price of $22,572,681.

The offers, sales and issuances of the securities described in Item 15(1) were deemed to be exempt from registration under the Securities Act under either (1) Rule 701 promulgated under the Securities Act as offers and sale of securities pursuant to certain compensatory benefit plans and contracts relating to compensation in compliance with Rule 701 or (2) Section 4(2) of the Securities Act as transactions by an issuer not involving any public offering. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

The offers, sales, and issuances of the securities described in Items 15(2) through 15(13) were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act and Regulation D promulgated thereunder as transactions by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited or sophisticated person and had adequate access, through employment, business or other relationships, to information about us.

ITEM 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits.

Exhibit Number	Description of Document

1.1†	Form of Underwriting Agreement.

3.1	Amended and Restated Certificate of Incorporation of the Registrant, dated September 15, 2006, currently in effect.

3.2	Form of Amended and Restated Certificate of Incorporation of the Registrant to be effective upon the closing of this offering.

3.3	Bylaws of the Registrant, currently in effect.

3.4	Form of Amended and Restated Bylaws of the Registrant to be effective upon the closing of this offering.

4.1	Reference is made to exhibits 3.1 through 3.4.

4.2†	Specimen Common Stock Certificate.

4.3	Form of Warrant to purchase shares of Series B convertible preferred stock.

5.1†	Opinion of Cooley Godward Kronish LLP.

10.1+	Form of Indemnity Agreement for Directors and Executive Officers.

10.2+	2001 Equity Incentive Plan.

10.2.1+	Form of Option Agreement and Form of Option Grant Notice under 2001 Equity Incentive Plan.

10.3+†	2006 Equity Incentive Plan.

10.3.1+†	Form of Option Agreement and Form of Option Grant Notice under 2006 Equity Incentive Plan.

10.3.2+†	Form of Option Agreement and Form of Option Grant Notice for Non-Employee Directors under 2006 Equity Incentive Plan.

10.4+†	2006 Employee Stock Purchase Plan.

10.5	Rental Agreement, by and between the Registrant and Georgia Advanced Technology Ventures, dated August 17, 2005, as amended October 18, 2005 March 6, 2006 and November 14, 2006.

10.6	Rental Agreement, by and between the Registrant and the Board of Regents of the University System of Georgia by and on behalf of Georgia Institute of Technology/Advanced Technology Development Center, dated February 7, 2006, as amended April 26, 2006 and September 1, 2006.

10.7†	License Agreement, by and between the Registrant and Georgia Institute of Technology, dated March 27, 2001, as amended on October 31, 2003 and January 17, 2007.

10.8†	Exclusive Patent License Agreement, by and between the Registrant and Massachusetts Institute of Technology, dated August 1, 2001.

10.9	Loan and Security Agreement, by and between the Registrant and Silicon Valley Bank, dated April 27, 2004.

10.10†	License and Development Agreement, by and between the Registrant and Medtronic, Inc., dated November 18, 2005.

10.11†	Supply Agreement, by and between the Registrant and Medtronic, Inc., dated November 18, 2005.

10.12	Consulting Agreement, by and between Registrant and Mark G. Allen, Ph.D., dated May 31, 2001, as amended on November 10, 2003 and January 17, 2007.

10.13	Offer Letter Agreement, by and between the Registrant and Matthew Borenzweig, dated December 12, 2005, as amended on January 17, 2007.

Exhibit Number	Description of Document

10.14	Offer Letter Agreement, by and between the Registrant and Harold W. Ingalls, dated August 7, 2006, as amended on January 17, 2007.

10.15	Employment Agreement, by and between Registrant and Jay S. Yadav, M.D., dated January 17, 2007.

10.16	Employment Agreement, by and between Registrant and Sandeep S. Yadav, dated January 17, 2007.

10.17	Employment Agreement, by and between Registrant and David R. Stern, dated January 17, 2007.

23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.

23.2†	Consent of Cooley Godward Kronish LLP. Reference is made to Exhibit 5.1.

24.1	Power of Attorney. Reference is made to the signature page hereto.

*	Previously filed.
†	To be filed by amendment.
+	Indicates management contract or compensatory plan.

(b)	Financial Statement Schedules.

No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes thereto.

ITEM 17.	Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the Registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the Registration Statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the Registration Statement or made in a document incorporated or deemed incorporated by referenced into the Registration Statement or prospectus that is part of the Registration Statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the Registration Statement or prospectus that was part of the Registration Statement or made in any such document immediately prior to such date of first use.

That, for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on the 19th day of January, 2007.

CARDIOMEMS, INC.

By:	/S/ JAY S. YADAV, M.D.
JAY S. YADAV, M.D. Chairman of the Board and Chief Executive Officer

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jay. S. Yadav and Harold W. Ingalls, and each of them, as his true and lawful attorneys-in-fact and agents, each with the full power of substitution, for him and in his name, place or stead, in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments), and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their, his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ JAY S. YADAV, M.D. Jay S. Yadav, M.D.	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	January 19, 2007

/S/ HAROLD W. INGALLS Harold W. Ingalls	Chief Financial Officer (Principal Financial and Accounting Officer)	January 19, 2007

/S/ MARK G. ALLEN, PH.D. Mark G. Allen, Ph.D.	Chief Technical Officer and Director	January 19, 2007

/S/ DAVID R. STERN David R. Stern	Senior Vice President, Research and Development and Director	January 19, 2007

/S/ PATRICK J. FORTUNE, PH.D. Patrick J. Fortune, Ph.D.	Director	January 19, 2007

/S/ JOHN J. HUNTZ, JR. John J. Huntz, Jr.	Director	January 19, 2007

/S/ MUHIT U. RAHMAN Muhit U. Rahman	Director	January 19, 2007

/S/ MARVIN L. WOODALL Marvin L. Woodall	Director	January 19, 2007

/S/ LEE R. WRUBEL, M.D. Lee R. Wrubel, M.D.	Director	January 19, 2007

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1†	Form of Underwriting Agreement.

3.1	Amended and Restated Certificate of Incorporation of the Registrant, dated September 15, 2006, currently in effect.

3.2	Form of Amended and Restated Certificate of Incorporation of the Registrant to be effective upon the closing of this offering.

3.3	Bylaws of the Registrant, currently in effect.

3.4	Form of Amended and Restated Bylaws of the Registrant to be effective upon the closing of this offering.

4.1	Reference is made to exhibits 3.1 through 3.4.

4.2†	Specimen Common Stock Certificate.

4.3	Form of Warrant to purchase shares of Series B convertible preferred stock.

5.1†	Opinion of Cooley Godward Kronish LLP.

10.1+	Form of Indemnity Agreement for Directors and Executive Officers.

10.2+	2001 Equity Incentive Plan.

10.2.1+	Form of Option Agreement and Form of Option Grant Notice under 2001 Equity Incentive Plan.

10.3+†	2006 Equity Incentive Plan.

10.3.1+†	Form of Option Agreement and Form of Option Grant Notice under 2006 Equity Incentive Plan.

10.3.2+†	Form of Option Agreement and Form of Option Grant Notice for Non-Employee Directors under 2006 Equity Incentive Plan.

10.4+†	2006 Employee Stock Purchase Plan.

10.5	Rental Agreement, by and between the Registrant and Georgia Advanced Technology Ventures, dated August 17, 2005, as amended October 18, 2005 March 6, 2006 and November 14, 2006.

10.6	Rental Agreement, by and between the Registrant and the Board of Regents of the University System of Georgia by and on behalf of Georgia Institute of Technology/Advanced Technology Development Center, dated February 7, 2006, as amended April 26, 2006 and September 1, 2006.

10.7†	License Agreement, by and between the Registrant and Georgia Institute of Technology, dated March 27, 2001, as amended on October 31, 2003 and January 17, 2007.

10.8†	Exclusive Patent License Agreement, by and between the Registrant and Massachusetts Institute of Technology, dated August 1, 2001.

10.9	Loan and Security Agreement, by and between the Registrant and Silicon Valley Bank, dated April 27, 2004.

10.10†	License and Development Agreement, by and between the Registrant and Medtronic, Inc., dated November 18, 2005.

10.11†	Supply Agreement, by and between the Registrant and Medtronic, Inc., dated November 18, 2005.

10.12	Consulting Agreement, by and between Registrant and Mark G. Allen, Ph.D., dated May 31, 2001, as amended on November 10, 2003 and January 17, 2007.

10.13	Offer Letter Agreement, by and between the Registrant and Matthew Borenzweig, dated December 12, 2005, as amended on January 17, 2007.

10.14	Offer Letter Agreement, by and between the Registrant and Harold W. Ingalls, dated August 7, 2006, as amended on January 17, 2007.

10.15	Employment Agreement, by and between Registrant and Jay S. Yadav, M.D., dated January 17, 2007.

Exhibit Number	Description of Document

10.16	Employment Agreement, by and between Registrant and Sandeep S. Yadav, dated January 17, 2007.

10.17	Employment Agreement, by and between Registrant and David R. Stern, dated January 17, 2007.

23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.

23.2†	Consent of Cooley Godward Kronish LLP. Reference is made to Exhibit 5.1.

24.1	Power of Attorney. Reference is made to the signature page hereto.

*	Previously filed.
†	To be filed by amendment.
+	Indicates management contract or compensatory plan.

2